CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted to the U.S. Securities and Exchange Commission on May 3, 2023

This Draft Registration Statement has not been filed publicly with the U.S. Securities Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-●

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PIXIE DUST TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Japan	8731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo, 101-0061, Japan

Tel: +81(0)3-5244-4880

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

●

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, CA 90067 Tel: (310) 586-7773	Koji Ishikawa Greenberg Traurig Tokyo Law Offices Meiji Yasuda Seimei Building, 21F 2-1-1 Marunouchi, Chiyoda-ku Tokyo 100-0005, Japan Tel: +81(0)3-4510-2200	Lawrence Venick Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central Hong Kong SAR Tel: (852) 3923-1111

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offer, solicitation, or sale is not permitted.

SUBJECT TO COMPLETION, DATED ●, 2023

PRELIMINARY PROSPECTUS

Pixie Dust Technologies, Inc.

● American Depositary Shares

Representing ● Common Shares

This is the initial public offering of our common shares, no par value, in the form of American Depositary Shares (“ADSs”). Each ADS represents one common share. We are offering ● ADSs. We currently expect the initial public offering price to be between $ ● and $ ● per ADS.

Prior to this offering, there has been no public market for our common shares or ADSs. We intend to apply to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PXDT.”

We are organized under the laws of Japan. We are a “foreign private issuer” and an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in the ADSs involves a high degree of risk. Before buying any of the ADSs, you should carefully read the discussion of material risks of investing in the ADSs in “Risk Factors” beginning on page 13 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS		Total
Initial public offering price	$	●	$	●
Underwriting discounts and commissions(1)	$	●	$	●
Proceeds to us (before expenses)	$	●	$	●

(1)	See “Underwriting — Commissions and Discounts” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to ● additional ADSs from us at the public offering price, less underwriting discounts and commissions, for 45 days after the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers on or about ●, 2023.

Boustead Securities, LLC

The date of this prospectus is ●, 2023.

i

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, and provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us. We are offering to sell the ADSs, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, or a solicitation of an offer to buy, the ADSs in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of the ADSs. Our business, results of operations, financial condition, or prospects may have changed since those dates.

Before you invest in the ADSs, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

Notice to prospective investors in Japan: The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to “Pixie,” “our company,” the “Company,” “we,” “us,” “our,” and similar references refer to Pixie Dust Technologies, Inc., a joint stock corporation with limited liability organized under the laws of Japan. We refer to our common shares as “common shares” or “common stock,” unless the context otherwise requires. We sometimes refer to our common shares as “equity interests” when described on an aggregate basis.

Our functional currency and reporting currency is the Japanese yen (“JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this prospectus of Japanese yen into U.S. dollars have been made at the exchange rate of ¥148.63 = US$1.00, which was the foreign exchange rate on October 31, 2022 as reported by the U.S. Federal Reserve in is weekly release on November 7, 2022 (www.federalreserve.gov/releases/h10/2022/).

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our fiscal year ends on April 30 of each year as does our reporting year. Our most recent fiscal year ended on April 30, 2022. See Note 2 to our audited financial statements as of and for the year ended April 30, 2022, included elsewhere in this prospectus, for a discussion of the basis of presentation, functional currency, and translation of financial statements.

On April 12, 2023, our board of directors approved a six hundred-for-one forward split of all our issued and outstanding common shares with effect from April 28, 2023 (the “Share Split”). All historical share amounts and share price information presented in this prospectus have been proportionally adjusted to reflect the impact of the Share Split.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market and Industry Data

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

Select Scientific and Technical Terms

As used herein, the terms set forth below shall have the meanings, or are explained as follows:

“Mechanobiology” refers to the field of study that explores various biological processes, such as cell movement, growth, and the development of therapies.

“Metamaterials” refers to materials engineered with properties not found in nature. These materials usually have artificially designed structures smaller than the wavelength of the targeted waves, such as light or sound.

“Sensory and metamaterial technologies” refers to technologies to complement or enhance the human senses and to design and develop materials that respond to waves as intended.

“Spatial analysis data” refers to information that is related to specific locations or geographic areas and is used to understand the patterns and relationships that exist within those areas.

“Spatial materials” refers to products to be displayed or placed on walls and other surfaces that contribute to the design and control of the spatial environment.

“Ultrasonic waves” refers to sound waves that have a frequency greater than the upper limit of human hearing, with frequencies that range from 20 kilohertz (kHz) to several gigahertz (GHz), depending on the application.

“Wave technology” refers to our proprietary technology that can be used to emit waves to affect an object, measure waves to obtain and analyze information about an object, or develop products that interfere with waves to achieve desired effects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal,” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this prospectus under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business” may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements in this prospectus. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include:

•	our expectations regarding our revenue, expenses, and other operating results;

•	our efforts to successfully develop and commercialize our technologies and related products;

•	the implementation of our strategic plans for our business and products and product candidates;

•	the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities;

•	our ability to obtain and maintain any needed regulatory approval of our product candidates;

•	our expectations regarding success in testing for our product candidates;

•	the costs and success of our marketing efforts, and our ability to promote our brands;

•	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our ability to obtain adequate financing in the future on terms acceptable to us;

•	our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us;

•	our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;
•	general economic conditions and events and the impact they may have on us and our customers;

v

•	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

•	the regulatory environment in which we operate;

•	our plans with respect to use of proceeds from this offering;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this prospectus. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this prospectus, whether as a result of new information, future events, or otherwise, after the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this prospectus. This summary does not include all the information you should consider before investing in the ADSs. You should read this summary together with the more detailed information appearing elsewhere in this prospectus, including our audited and unaudited financial statements and related notes and the sections entitled “Risk Factors” on page 14 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus. Some of the statements in this summary and elsewhere in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-looking Statements.”

Business Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies. As an emerging growth company, we have yet to generate significant revenue from any commercialization of our proprietary technologies or products.

Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products. While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Healthcare & Diversity and Workspace & Digital Transformation.

In the Healthcare & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan over the past six months: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with deaf and hard-of-hearing (“DHH”) in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (“PMDA”) and are regulated by the Pharmaceuticals and Medical Devices Agency (“PMD Agency”) and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

In 2014, Dr. Yoichi Ochiai, our Chief Executive Officer and Dr. Takayuki Hoshi, our Chief Research Officer, developed “Pixie Dust,” a three-dimensional acoustic levitation technology, which enables the movement of objects in three dimensions by using ultrasonic control. Previously, ultrasonic waves had only been used to levitate objects and make them move in two dimensions. Since then, we have continued to work on overcoming the challenges in manipulating waves by improving the efficiency and performance of the computer processing required to control waves and making the circuit boards more sophisticated, as well as on applying our wave control technology to product developments and innovation.

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources to develop and commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value for our stakeholders.

To date, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies including under our collaboration arrangements. For our fiscal years ended April 30, 2021 and April 30, 2022, we generated revenues of ¥512,772 thousand and ¥636,265 thousand ($4,281 thousand), respectively, and incurred net losses of ¥759,484 thousand and ¥1,109,468 thousand ($7,465 thousand), respectively. For the six months period ended October 31, 2021 and October 31, 2022, we have generated revenues of ¥179,213 thousand and ¥158,639 thousand ($1,067 thousand), respectively, and have incurred net losses of ¥624,957 thousand and ¥885,000 thousand ($5,954 thousand), respectively.

Our Strategy

Our goal is to continue to develop and commercialize innovative and practical products by applying our control wave technology. In this effort, we plan to:

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Focus our sales efforts in establishing our brands and implementing customized marketing strategy for each of our main products. In the next few years, we plan to focus on further commercialization of SonoRepro, kikippa, VUEVO, and iwasemi. We intend to implement customized marketing strategies for each of these products depending on the nature and features of the product and to tailor initiatives to the product’s target audience. With respect to SonoRepro, VUEVO, and kikippa, we plan to position and market them as consumer personal care products for everyday use. We plan to adopt a multi-faceted, consumer-driven marketing strategy for these products including establishing distributor and retailer networks and leveraging online and print media and social media including our dedicated websites. With respect to iwasemi, we plan to market this product primarily through growing the awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials. In addition, as for all of these products, we plan to leverage our collaborative relationships with our R&D collaborators, which are established companies in the relevant industries, to jointly market these products.

•	Maximize the commercial potential of our technology applications with simultaneous revenue models. We plan to commercialize our products by simultaneously pursuing four revenue models (sales model, subscription model, lease model, and licensing model), which we believe will provide us the flexibility and long-term sustainability to monetize our technology applications. We expect to generate most of our commercialization revenue from our current products through the sales model and the subscription model. To date, we have only applied the licensing model to iwasemi HX-a.

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Continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators, which contributed ideas and funds to our development and research endeavors. We intend to continue to leverage our established relationships and develop new collaborations in developing and commercializing our products. In particular, we intend to leverage our industry collaborators’ reputation, distribution channels, and service and support in raising market awareness and expanding sales of our products.

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Drive innovation to increase applications of our wave control technology and upgrade our products. We plan to continue to invest in research and development to bring innovative and practical products and solutions to our customers. This may include new data, new features, new applications, and new services for our existing products and product candidates. As we continue our research, we may create new products or an extension of an existing product that may be subject to registration and approval as a medical device under the PMDA in Japan or in other jurisdictions. In such event, we would either modify our product so that it would not be subject to such compliance or, alternatively, proceed to seek the requisite regulatory approval.

Summary Risk Factors

There are a number of risks that you should carefully consider before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk factors” beginning on page 14 of this prospectus. You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes thereto included in this prospectus, before deciding whether to invest in the ADSs. If any of these risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. These risk factors include, but are not limited to:

Risks Related to Our Company and Our Business

•	We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

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We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

•

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

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We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

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We have generated most of our revenues from providing commissioned research and development and solution services including under our collaboration agreements and have significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

•

We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products or product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.

•

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

•	We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

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We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

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Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

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We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

•	Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

Risks Related to Our Intellectual Property

•	The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

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We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

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Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

Risks Related to Cybersecurity

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Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

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Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to this Offering and Ownership of the ADSs

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We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors.

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As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

•	The requirements of being a public company may strain our resources and divert management’s attention.

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We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

•	The market price of our ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the public offering price.

Risks Related to Japan

•	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to reporting companies that make filings with the U.S. Securities and Exchange Commission (the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

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present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	disclose certain executive compensation related items; and

•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to our Company as a foreign private issuer.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, upon the consummation of this offering, we will report in accordance with the rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the laws of Japan for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we will have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;

(ii)	more than 50% of our assets are located in the United States; or

(iii)	our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Recent Developments

On March 22, 2023, all our issued and outstanding convertible preferred shares including 1,111 Series AA convertible preferred shares, 4,600 Series A convertible preferred shares, 404 Series BB convertible preferred shares, 3,688 Series B convertible preferred shares and 1,923 Series C convertible preferred shares converted into common shares on a one-to-one basis (the “Conversion”).

On March 27, 2023, our stockholders approved a capital reduction to simplify our Company’s capital structure. This resolution has resulted in the reduction of our Company’s registered capital amount for common stock from ¥1,189,380 thousand to ¥100,000 thousand, effective from April 30, 2023. Additionally, on March 31, 2023, our stockholders adopted a resolution to reduce the total number of authorized shares of our Company from 1,000,000 shares to 86,904 shares with effect as of the same day.

On April 12, 2023, our board of directors approved a six hundred-for-one forward split of all our issued and outstanding common shares with effect from April 28, 2023.

Corporate Information

Our Company was originally incorporated in Japan on May 10, 2017.

Our agent for service of process in the United States is •. Our principal executive offices are located at 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo 101-0061, Japan, and our main telephone number is +81(0)3-5244-4880. Our website is https://pixiedusttech.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. You should not consider any information on our website to be a part of this prospectus or use any such information in your decision on whether to purchase the ADSs. We have included our website address in this prospectus solely for informational purposes.

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. As of April 15, 2023, we had 52 registered trademarks and 66 trademark applications. “Pixie Dust Technologies” is registered in Japan, the United States and with the World Intellectual Property Organization. The other registered trademarks are currently only registered in Japan. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or food products in this prospectus is not intended to imply a relationship with, or endorsement or sponsorship by, these other parties. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

The Offering

Issuer	Pixie Dust Technologies, Inc.

ADSs Offered by Us	● ADSs (or ● ADSs if the underwriters exercise in full the option to purchase additional ADSs).

Offering Price	We currently expect the initial public offering price to be between $ ● and $ ● per ADS.

ADSs to be Outstanding Immediately After this Offering	● ADSs (or ● ADSs if the underwriters exercise in full their option to purchase additional ADSs).

Common Shares to be Outstanding Immediately After this Offering	● common shares (or ● common shares if the underwriters exercise in full their option to purchase additional ADSs).

Common Shares	Our share capital consists of common shares. Each common share shall be entitled to one vote on all matters subject to shareholders’ vote.

Option to Purchase Additional ADSs	We have granted to the underwriters an option to purchase up to ● additional ADSs from us at the initial public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, for a period of 45 days from the date of this prospectus.

Representative’s Stock Acquisition Rights	We will issue to Boustead Securities, LLC (the “Representative”), the representative of the underwriters, or its permitted designees stock acquisition rights (“SARs”) to purchase up to ● ADSs if the underwriters exercise their over-allotment option in full. The Representative’s SARs will have an exercise price equal to 120% of the price per ADS sold in this offering.

The ADSs	Each ADS represents one common share. The ADSs are evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon, as the depositary.

The depositary will be the holder of the common shares underlying the ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, a form of which is an exhibit to the registration statement to which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ ● (or $ ● if the underwriters exercise in full their option to purchase additional ADSs), assuming an initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to support development and commercialization of our technologies and related products, as well as for other working capital and general corporate purposes. See “Use of Proceeds.”

Lock-ups	We, our directors, corporate auditors, executive officers, employees and certain of our existing shareholders have agreed with the underwriters not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, any of our securities for a period of up to 12 months following the closing of this offering, subject to certain exceptions. See “Underwriting — No Sales of Similar Securities” for more information.

Listing	We intend to apply to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PXDT.” Such listing will be subject to us fulfilling all of the listing requirements of the Nasdaq, including, without limitation, the distribution of the ADSs to a minimum number of public shareholders.

Risk Factors	Investing in the ADSs is highly speculative and involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 14, and all other information contained in this prospectus, before deciding to invest in the ADSs.

(1)	The number of common shares that will be outstanding after this offering is based on ● common shares outstanding immediately prior to the completion of this offering and excludes:

(a)	up to ● ADSs issuable upon the exercise in full by the underwriters of their option to purchase additional ADSs from us;

(b)	up to an aggregate of ● common shares issuable upon the exercise of stock options outstanding as of ●, 2023, at a weighted-average exercise price of $ ● per share; and

(c)	up to an aggregate of ● common shares issuable upon the exercise of the Representative’s SARs as described above.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of the option granted to the underwriters to purchase up to • additional ADSs in connection with this offering.

Summary Financial Information and Operating Data

The following tables set forth our summary financial information as of and for the years ended April 30, 2021 and 2022 and the six months ended October 31, 2021 and 2022. You should read the following summary financial information in conjunction with, and it is qualified in its entirety by reference to, our audited financial statements and the related notes thereto, our unaudited condensed financial statements and the related notes thereto, and the sections entitled “Capitalization”, “Selected Financial Information and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus.

Our summary statement of operations information for the years ended April 30, 2021 and 2022, and our related summary balance sheet information as of April 30, 2021, and 2022, have been derived from our audited financial statements as of and for the years ended April 30, 2021 and 2022, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

Our summary statement of operations information for the six months ended October 31, 2021 and 2022, and our related summary balance sheet information as of October 31, 2022, have been derived from our unaudited condensed financial statements as of and for the six months ended October 31, 2022, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

(in thousands, except per share amounts)	Year ended April 30,			Six months ended October 31,
	2021(¥)	2022(¥)	2022($)(1)	2021(¥)	2022(¥)	2022($)(1)
Statement of Operations Information:
Revenue:
Services	¥512,772	¥636,265	$4,281	¥179,213	¥121,866	$820
Products	—	—	—	—	36,773	247

Total revenue	512,772	636,265	4,281	179,213	158,639	1,067
Cost and Expenses:
Cost of services	136,390	206,604	1,391	71,258	23,121	155
Cost of products	—	—	—	—	24,053	162
Research and development	601,731	694,072	4,670	364,465	339,283	2,283
Selling, general and administrative expenses	525,158	832,994	5,604	360,962	643,892	4,332
Other operating expenses, net	—	311	2	311	—	—

Total costs and expenses	1,263,279	1,733,981	11,667	796,996	1,030,349	6,932

Loss from operations	(750,507)	(1,097,716)	(7,386)	(617,783)	(871,710)	(5,865)
Interest expense	(17,672)	(24,777)	(167)	(11,662)	(13,423)	(90)
Other income	8,695	13,025	88	4,488	133	1

Loss before income taxes	(759,484)	(1,109,468)	(7,465)	(624,957)	(885,000)	(5,954)
Income tax expense	—	—	—	—	—	—

Net loss	¥(759,484)	¥(1,109,468)	$(7,465)	¥(624,957)	¥(885,000)	$(5,954)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted (2)	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000

Net loss per share attributable to common stockholders, basic and diluted (2)	¥(126.58)	¥(184.91)	$(1.24)	¥(104.16)	¥(147.50)	$(0.99)

Weighted-average shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited) (2)(3)					13,035,600	13,035,600

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (2)(3)					¥(67.89)	$(0.46)

(in thousands)	As of April 30,			As of October 31,		October 31, 2022
	2021(¥)	2022(¥)	2022($)(1)	2022(¥)	2022($)(1)	Pro Forma (¥)
Balance Sheet Information:
Total assets	¥4,541,714	¥3,789,682	$25,497	¥5,410,219	$36,401
Total liabilities	¥1,802,969	¥2,160,405	$14,535	¥2,431,301	$16,358
Stockholders’ Equity:
Series C convertible preferred stock, no par value; no shares authorized; no shares issued and outstanding at April 30, 2022 and 1,153,800 shares authorized; 1,153,800 shares issued and outstanding; aggregate liquidation preference of ¥4,357,518 ($29,318) at October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	1,089,380	7,329	—
Series B convertible preferred stock, no par value; 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of ¥7,791,269 ($52,421) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series BB convertible preferred stock, no par value; 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of ¥199,963 ($1,345) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series A convertible preferred stock, no par value; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of ¥862,500 ($5,803) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series AA convertible preferred stock, no par value; 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of ¥37,303 ($251) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Common stock, no par value; 46,260,600 shares authorized; 6,000,000 shares issued and outstanding at April 30, 2022 and 45,106,800 shares authorized; 6,000,000 shares issued and outstanding at October 31, 2022; 52,142,400 shares authorized, 13,035,600 shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	100,000	100,000	673	100,000	673	100,000
Additional paid-in capital	3,946,038	3,946,038	26,549	5,091,299	34,255	6,180,679
Accumulated deficit	(1,307,293)	(2,416,761)	(16,260)	(3,301,761)	(22,214)	(3,301,761)

Total stockholders’ equity	2,738,745	1,629,277	10,962	2,978,918	20,043	2,978,918

Total Liabilities and Stockholders’ Equity	¥4,541,714	¥3,789,682	$25,497	¥5,410,219	$36,401

(1)

For convenience, the Japanese yen amounts are expressed in U.S. dollars at the exchange rate of ¥148.63 = US$1.00, which was the foreign exchange rate on October 31, 2022 as reported by the U.S. Federal Reserve in is weekly release on November 7, 2022 (www.federalreserve.gov/releases/h10/2022/).

(2)

These figures have been retroactively adjusted to give effect to the Share Split and reduction of authorized shares. See Note 2, “Summary of Significant Accounting Policies” to our audited financial statements for the years ended April 30, 2021 and 2022 included elsewhere in this prospectus for further detail.

(3)

On March 22, 2023, the Company’s issued and outstanding shares of convertible preferred stock were all converted into common stock on a one-to-one basis, which resulted in a total registered capital amount of ¥1,189,380 thousand for common stock. On March 27, 2023, upon the resolution of the stockholders, a reduction of the registered capital amount for common stock was approved in accordance with the Companies Act, with an effective date of April 30, 2023. As a result, ¥1,089,380 thousand of registered capital for common stock was reclassified to additional paid-in capital. The unaudited pro forma stockholders’ equity as of October 31, 2022 has been computed to give effect to the automatic conversion of the convertible preferred stock and the capital reduction. Unaudited pro forma basic and diluted net loss per share is computed to give effect to the automatic conversion of the Company’s outstanding convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented.

RISK FACTORS

An investment in the ADSs is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all the other information contained in this prospectus, including the audited and unaudited financial statements and the related notes included in this prospectus, before deciding whether to invest in the ADSs. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the ADSs could decline, and you could lose part or all your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary note regarding forward-looking statements.”

Summary of Risk Factors

Risks Related to Our Company and Our Business

•	We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

•

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

•

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

•

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

•

We have generated most of our revenues from providing commissioned research and development and solution services including under our collaboration agreements and have significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

•

We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products or product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.

•

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

•	We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

•	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

•

Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

•

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

•	Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

Risks Related to Our Intellectual Property

•	The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

•

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

•

Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

Risks Related to Cybersecurity

•

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

•

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to this Offering and Ownership of the ADSs

•

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors.

•

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

•	The requirements of being a public company may strain our resources and divert management’s attention.

•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

•	The market price of our ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the public offering price.

Risks Related to Japan

•	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan

Risks Related to Our Company and Our Business

We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an emerging growth company and have a limited history in our business. We commenced operations in 2017 and have not generated significant revenues from the commercialization of our technologies and products. Substantially all of our revenue to date has been generated from commissioned research and development and solution services for third parties including collaboration arrangements aimed at developing, testing and validating new products using our technologies. We are now focusing on further commercializing products that we plan to offer to a wide market including iwasemi, a sound-absorbing metamaterial launched in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH launched in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker launched in April 2023. Our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations and following shifts in business models. We have not yet achieved market acceptance for our products, generated significant revenue from product sales, produced our products at scale, scaled our manufacturing capabilities to meet potential demand at a reasonable cost, established a sales model or conducted sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability are highly uncertain and may not be as accurate as they could be if we had a longer operating history or a company history of successfully developing, commercializing and generating revenue from products for a mass market.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. While, to date, we have generated revenue primarily from commissioned research and development and solution services for third parties including collaboration arrangements with third parties, we expect to generate revenue primarily from the sale of our products as we progress our efforts to commercialize our products and expand our marketing and distribution capabilities; however, we may not be successful in our efforts. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.

We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

We have incurred operating losses to date and may not be profitable in the foreseeable future. Specifically, we recorded a net loss of ¥759,484 thousand for the year ended April 30, 2021, and ¥1,109,468 thousand ($7,465 thousand) for the year ended April 30, 2022, and a net loss of ¥885,000 thousand ($5,954 thousand) for the six months ended October 31, 2022. As of October 31, 2022, we had an accumulated deficit of ¥3,301,761 thousand ($22,214 thousand). Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements included elsewhere in this prospectus as to the substantial doubt concerning our ability to continue as a going concern.

To date, we have funded our operations primarily through the issuance of convertible preferred shares, borrowings from banks, commissioned research income, and grant income. We have undertaken the present offering for purposes of acquiring the required capital and believe that the net proceeds of this offering will be sufficient to fund our presently forecasted working capital requirements over, at least, the 12 months following the date of this prospectus. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. As we focus on developing and commercializing our own products, we have devoted substantial resources to R&D, testing, and commercialization of our products. These operating costs have adversely affected, and may continue to adversely affect, our working capital, total assets and shareholders’ equity. Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through the sale of equity, debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years. There can be no guarantees that debt or equity financings will be available to us on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

We expect our losses to continue for the foreseeable future as we continue to invest significant additional funds toward ongoing R&D as we develop new products through investments in our wave control technologies and product pipeline and toward the timely commercialization of new products and improved versions of existing products. We also expect that our operating expenses will increase because of becoming a public company and will continue to increase as we grow our business and expand our marketing and distribution capabilities. As we ramp the sale of new products, we expect to initially experience negative product gross margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate. If our revenue and gross profit does not increase sufficiently to keep pace with our investments and expenses, our net losses may not decline, and we may not attain profitability in the future. Further, our limited operating history makes it difficult to effectively plan for and model future growth, revenue, and operating expenses. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the impact of market acceptance of our products, product and technology development, our ability to develop and commercialize new products in a timely manner, our ability to scale our manufacturing capacity, and our market penetration and margins. We may never be able to generate sufficient revenue to achieve or sustain profitability. Our failure to achieve or maintain profitability could negatively impact the value of our ADSs and common shares.

It is difficult to predict the time and cost of development and commercialization of our pipeline products, which are produced by or based on the relatively novel and complex wave control technologies and are subject to many risks, any of which could prevent or delay revenue growth and adversely impact our market acceptance, business and results of operations.

We have concentrated our R&D efforts to date on a select number of products for commercialization based on technical feasibility and market opportunity. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH in Japan in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker in Japan in April 2023. Additionally, we conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. We plan to focus on marketing and upgrading the features of SonoRepro, kikippa, VUEVO, and iwasemi in the next few years. We also have other product candidates such as hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data, which are currently undergoing trial implementation. We do not have a specific timeline for commercializing these candidates at this time.

The typical development cycle of new pipeline products can be lengthy and may require new scientific discoveries or advancements and the development and engineering of complex technology, including improvements or modifications to our existing wave control technologies. As we ramp the sale of new products, we expect to initially experience negative product gross margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate.

Further, the variety of our products and product candidates, differences in industries as well as pricing pressures and other factors, leads to challenges in scaling production and sales across the portfolio. We also may depend on third parties for financing, the supply of key inputs and various components and for manufacturing capacity, making our ability to develop new pipeline products complex and subject to risks and uncertainties regarding commercial feasibility, timing and satisfactory technical performance of pipeline products. Additionally, even after the incurrence of significant costs to develop a product, we may not be able to develop a commercially viable product at all. We may need to obtain regulatory approvals for marketing our products, which may require us to complete a lengthy application process. If we do not achieve the required technical specifications or successfully manage our new product development processes, or if commercialization cannot be conducted according to our expected schedule, then our revenue growth from new pipeline products may be prevented or delayed, and our business and operating results may be harmed.

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

We have yet to generate any significant revenue from sales of our own products. In the near term, we plan to focus on further commercializing our products, iwasemi, a sound-absorbing metamaterial launched in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH launched in Japan in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker launched in Japan and April 2023. Additionally, we conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. With respect to VUEVO, in the current phase, we introduced VUEVO mic, which is a tabletop microphone that can connect to a computer or tablet. At the next phase, we expect to introduce our smart-glasses product for individuals with DHH, VUEVO glasses. In the medium term, we plan to commercialize our product candidate VUEVO glasses, which is based on the VUEVO technology, as well as new devices with expanded applications based on the SonoRepro technology. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the commercialization of SonoRepro, kikippa, VUEVO, and iwasemi, which are intended to be sold to a wide market inside and outside Japan such as other Asian countries, the United States and the European Union. To date, we have only produced and sold an insignificant amount of iwasemi and SonoRepro. If development or manufacturing challenges arise or errors are discovered during the product development cycle of VUEVO glasses and our other product candidates, the launch date of these products may be delayed.

The commercial success of our product and product candidates is dependent on a number of factors, some of which are beyond our control, including the following:

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the ability of our exclusive manufacturing partners or any other third parties to which we outsource the manufacture of our products to manufacture and supply our products in sufficient quantities to meet demand, in a timely manner, in accordance with our specifications and in compliance with applicable regulatory requirements;

•	demand for our products from our targeted customers;

•	the availability, perceived superiority, relative cost, relative convenience and relative effectiveness of our products compared to our competitors;

•	any positive or negative press coverage of the products or competitive products with respect to their convenience, cost and effectiveness;

•	the effectiveness of our marketing and sales efforts, including our ability to secure a sufficient number of qualified sales channels or representatives to market our products;

•	our ability to raise additional capital, on acceptable terms or at all, if necessary, to support the commercialization of our products;

•	our ability to comply with all regulatory requirements applicable to our products including false advertising and consumer protection laws;

•	our ability to introduce and market our products in international markets including the United States;

•	our ability to acquire, maintain and enforce our intellectual property rights; and

•	the proprietary rights of third parties may prevent us from using our technology or selling our products.

We currently do not, and do not plan in the near future to, market our consumer personal care products including SonoRepro, VUEVO, and kikippa as medical devices. As a result, we are prohibited by the applicable government regulations from marketing or labelling our products as intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or to affect the structure or functioning of the bodies of humans or animals. For example, we are marketing SonoRepro as a personal scalp care device and do not make any claims relating to hair growth or preventing hair loss. The regulatory limitations we are subject to for our personal care products may affect our ability to effectively promote these products to consumers. If there are opportunities to expand our product markets to foreign jurisdictions, and if the regulations require us to market them as medical devices, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products in the future. However, there is no assurance that we may receive the requisite regulatory approvals in a timely and cost-efficient manner.

In addition, our future success will depend on our customers having a positive experience with our products and increasing demand for our products because of positive feedback and word of mouth. Customers may become dissatisfied if their expectations of beneficial effect after using our products are not met. Customers may also be dissatisfied if adverse events occur, such as equipment malfunction, inaccurate displays, or significant delays in response. Even if we were able to bring new products to the market, we may not be able to demonstrate the superiority of our products over competing products due to factors such as the emergence of alternative technologies to our proprietary technologies, including our wave control technology. If our products fail to meet our customers’ expectations or if our customers experience adverse events, they may be discouraged from repurchasing our products or referring others to purchase our products. In addition, dissatisfied customers may express their negative opinions through social media. Failure to meet our customers’ expectations and the resulting negative publicity could adversely affect our reputation and future sales.

Any costs or losses associated with the failure of product development or launch activities could also adversely affect our business and financial condition.

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

Our existing products are, and any new products we develop and commercialize will be, subject to intense competition. Our ability to compete successfully will depend on our ability to continue to apply our wave control technologies to develop innovative and practical solutions of societal problems in a timely and cost-effective manner. In addition, our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. Given the variety of our pipeline products, the number of companies with which we compete varies significantly depending on the geographic market, business segment and line of business. Some of our current and prospective competitors may enjoy a number of competitive advantages over us, including greater name and brand recognition; greater financial and human resources; larger R&D departments; broader product lines; larger sales forces and more established distributor networks; substantial intellectual property portfolios; larger and more established customer bases and relationships; the leverage to enter contracts on more favorable terms; and better established, larger scale and lower cost manufacturing capabilities. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition, and results of operations.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our product and product candidates.

Our estimates of the market for our products and product candidates are based on a number of internal and third-party estimates. Our ability to accurately forecast demand for our products and product candidates is subject to a number of factors, including our inability to accurately manage our growth strategy, the introduction of products by competitors, increases and decreases in customer demand for our products and competitors’ products, our inability to accurately predict market acceptance of new products, changes in general market conditions, including as a result of public health emergencies such as the COVID-19 pandemic, seasonal demands, regulatory matters or decreased customer confidence in current and future economic conditions.

While we believe that the data underlying our assumptions and estimates is reasonable, we have not independently verified the accuracy of the third-party data underlying our assumptions and estimates, and these assumptions and estimates may be incorrect. In addition, the conditions upon which the assumptions and estimates are based may change at any time, including due to factors outside of our control, which may reduce the predictive accuracy of these underlying factors. If the actual number of customers who benefit from our products, the price at which we are able to sell our products, or the annual addressable market for our products is smaller than our estimates, sales growth could be impaired and our business, financial condition and results of operations could be adversely affected.

Further, in order to ensure adequate supply, we must forecast our inventory needs and manufacture our products based on projected future demand. If forecasts do not materialize, inventory projections may be inaccurate, resulting in inventory shortages or excesses. Inventory levels that exceed customer demand could lead to inventory write-downs or write-offs, which could adversely affect our gross profit margins and damage our brand strength. Conversely, if we underestimate customer demand for our products, our manufacturing partners may not be able to provide us with supplies that meets our requirements, which could result in damage to our reputation and customer relationships. In addition, if our demand increases significantly, we may not be able to obtain additional supplies of materials or increased manufacturing capacity on terms acceptable to us when we need them, or at all, which could adversely affect our business, financial condition and results of operations.

If our products and product candidates do not perform as expected, our operating results, reputation and business will suffer.

Our products and product candidates may have design and manufacturing defects and/or labeling defects that prevent them from functioning as expected or may require repairs, recalls, and design changes. Further, the accuracy and reproducibility that we have demonstrated in tests with respect to our products and product candidates may not continue and is not indicative of our actual future performance. There is a limited frame of reference for assessing the long-term performance of our products and product candidates. If our products do not perform as expected, customers may delay deliveries, terminate additional orders, or demand product recalls, each of which could adversely affect our sales and brand and adversely affect our business, financial condition and results of operations. Our future success depends on our ability to implement our business strategy and to develop and introduce a version of our products that meet the evolving needs of our customers in a timely manner. If we are unable to establish an adequate distribution, customer service or technical support network, we may not be able to effectively market and distribute our products or our customers may decide not to order our products. Any operational, technical, user or other problems could adversely affect performance, damage our reputation, affect the commercial attractiveness of our products, increase costs or divert resources, including management’s time and attention from other projects or priorities. Any of the above could have a material adverse effect on our business, financial condition, and results of operations.

We may face significant challenges in obtaining market acceptance of our product and product candidates, which could adversely affect our potential sales and revenues.

We have not yet established a market or customer base for our products or product candidates. The market acceptance of our products by potential customers is uncertain, and if we do not achieve sufficient market acceptance, our ability to generate revenue and profits will be significantly limited. Market acceptance will require substantial marketing efforts and the expenditure of significant amounts of money by us to communicate the benefits of using our products. We may encounter significant market resistance to our products and our products may not be accepted by the market. Our products and technologies may not achieve the expected reliability, performance and durability. Orders for our products may be cancelled, customers who have begun using our products may stop using them, and customers who are expected to begin using our products may not do so. Factors that may affect our ability to achieve market acceptance of our products include whether the product is effective, correctly priced, and safe.

If we cannot provide quality customer and user support for our products once they are sold and delivered to our customers, we could lose customers and our business and prospects will suffer.

Once our products have been delivered to our customers, ongoing customer and user support may be needed and can be complex. For example, we expect many of our potential users for kikippa to be the elderly. Therefore, we will require additional customer support and user support personnel to cater to such population group. In order to effectively support potential new customers and eventual users, we may need to significantly increase our customer and user support staff and provide them with the requisite training for the specific targeted customers and users. If we are unable to attract, train and retain the number of qualified customer and user support personnel that our business requires, our business and prospects may be harmed.

Quality problems with, and product liability claims in connection with, our products could lead to recalls or safety alerts, harm to our reputation, or adverse verdicts or costly settlements, and could have a material adverse effect on our business, financial condition and results of operations.

Quality is critical to us and our customers because product defects can have serious and costly consequences. Our business is exposed to the potential product liability risks inherent in the design, manufacture, and sale of our products. Component failures, manufacturing defects, design flaws, and labeling defects can result in unsafe conditions and injuries to users of our products. These problems could lead to a recall of our products or a safety alert. They could also lead to unfavorable judicial decisions or settlements arising from product liability claims or lawsuits, including class action lawsuits, which could adversely affect our business, financial condition, and results of operations. In particular, a material adverse event to any of our products could reduce market acceptance and demand for all products offered under our brands, which could adversely affect our reputation and our ability to sell products in the future.

High quality products are critical to the success of our business. If we fail to meet the high standards that we set for ourselves and that our customers expect of us, and if our products become the subject of recalls, safety alerts or other serious adverse events, our reputation could be harmed, we could lose customers and our revenues could decline.

In addition, any product liability claims brought against us, regardless of the basis for such claims, could be costly to defend and settle. Any of the issues, including product liability claims and product recalls, may arise in the future. Regardless of the ultimate outcome, this could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net sales and a negative impact on our reputation and business.

Third parties may illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brand and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition, and results of operations.

We believe our trademarks, patents, and other intellectual property rights are extremely important to our success and our competitive position. While we devote significant resources to the registration and protection of our intellectual property and the protection of our brand image and plan to aggressively pursue entities involved in the trafficking and sale of counterfeit products and the unauthorized diversion of our products, we may be unable to eliminate all counterfeiting activities and unauthorized product diversion, both of which could have a negative impact on our reputation and adversely affect our business, financial condition and results of operations.

If we are unable to successfully expand our sales and marketing to match our growth, our business may be adversely affected.

Our future sales will largely depend on its ability to develop and significantly expand our sales channels and sales force and increase the scope of our marketing activities. We plan to carefully expand and optimize our sales infrastructure and network in order to grow our customer base and business. Our business could be adversely affected if our efforts to expand our sales channels and sales force do not result in a commensurate increase in revenue and a decline in our operating margin. In particular, if we are unable to engage, train and retain qualified sales partners and personnel, or if new sales partners and personnel are unable to achieve desired productivity levels within a reasonable period of time, we may not realize the expected benefits and may not be able to increase our revenues.

We plan to devote significant financial and other resources to our marketing programs, which may result in significant upfront costs. If our marketing activities and expenditures do not result in a commensurate increase in revenue, our business and gross profit may be adversely affected.

We also believe it is important to increase and maintain awareness of our brands in a cost-effective manner in order for our products to be widely accepted and to attract new customers. Even with our brand promotion activities, we may not be able to increase our revenue due to lack of customer awareness. Even if revenues do increase, they may not be able to offset the costs and expenses incurred by us in building our brands. If we are not successful in promoting, maintaining, and protecting our brands, we may not be able to attract or retain the customers we need to realize a sufficient return on our brand-building efforts, and we may not be able to achieve the brand awareness that is essential for our products to be widely accepted by our customers.

We have significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

We have generated most of our revenue from commissioned research and development and solution services including under our collaboration agreements. During the fiscal year ended April 30, 2021, two customers accounted for approximately 37.5% of our total revenue. During the fiscal year ended April 30, 2022, three customers accounted for approximately 54.3% of our total revenue. Additionally, as of April 30, 2021, two customers’ account receivable accounted for 70.8% and 19.8% of the total outstanding account receivable balance. As of April 30, 2022, two customers’ account receivable accounted for 59.8% and 10.1% of the total outstanding accounts receivable balance. This concentration of customers leaves us exposed to the risks associated with the loss or default of one or more of these significant customers, which would materially and adversely affect our revenue and results of operations. If these customers were to default in their payment obligations under our collaboration agreements, significantly reduce their relationship with us, or if we are unable to replace the revenue through the sale of our products and services to additional customers, our financial condition and results from operations could be negatively impacted, and such impact would likely be significant. We expect to be able to diversify our customer base by commercializing our products including our products targeting consumer markets, however, customer concentration may continue if we fail to successfully commercialize our products.

Our ability to expand our product offerings and introduce additional products and services may be limited, which could have a material adverse effect on our business, financial condition, and results of operations.

There can be no assurance that we will be successful in further commercializing our products, developing or commercializing our product candidates, and expanding our product offerings, or that demand for our products will increase in the future. Entering new markets may require us to compete with new companies, meet customer expectations, and comply with new and complex regulations with which we are not familiar. Therefore, significant resources must be invested in market research, legal counsel, and organizational infrastructure, and the return on such investments may not be achieved for several years, if ever. In addition, failure to comply with applicable regulations or obtain the necessary licenses may result in fines and penalties. We also may not be able to demonstrate the value of our new products to our customers, which could impair our ability to successfully generate new revenue streams or receive returns greater than our investments. If these risks materialize, they could have a material and adverse effect on our business, financial condition, and results of operations.

We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products and product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of our products.

Collaborations with strategic partners such as established companies in their respective markets are necessary to successfully commercialize our existing and future products, and substantially all our revenue to date has been generated from research and development service contracts and collaboration agreements. In the near term, we expect revenue from collaborations to continue to represent a significant portion of our revenue. The terms of certain of our collaboration agreements include one or more of the following: joint ownership of the new intellectual property; assignment of the new intellectual property to either us or the collaborator; or either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator and other restrictions on our sole use of developments, such as non-competes. Such collaboration agreements also typically include one or more of the following payment terms: payments for the research and development services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, and revenue-sharing and royalty payments. These exclusivity, revenue-sharing and other similar terms limit our ability to commercialize our products and technology and may impact the size of our business or our profitability, including in ways that we do not currently envision. For example, our collaboration agreements currently, and future agreements could, result in restrictions on our ability to use, transfer, or license intellectual property developed, or technology discovered through the collaborations, which now and may in the future restrict our ability to commercialize certain products. Please see the section entitled “Business – Intellectual Property” for more information. Even if certain of our products are commercialized pursuant to such agreements, the commercial returns, including any revenues and expenses derived from or allocable to products incorporating any developed intellectual property, may be shared between the parties, further reducing our potential future revenue or profitability.

Additionally, suitable collaborators might be scarce. Whether or not we pursue a collaboration will depend on a few of factors, including our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and their interest in our product or services. The collaborator must also, in turn, evaluate several factors, such as our technical and commercial capabilities as a partner, the potential market for the subject product, the costs and complexities of manufacturing and delivering the product to the market, and the potential for competing products. The collaborator may also consider alternative product or technologies for similar applications that may be available to develop internally or to collaborate on with another partner and whether such alternative approaches could be more attractive than the proposed collaboration with us for our product. The competition for collaborators is intense.

Even if a suitable collaboration partner is identified, the negotiation process is time-consuming and complex, and the collaboration may not be on terms that are optimal for us. Any such collaboration may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention to manage a collaboration, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers, or customers of any acquired business due to changes in management and ownership, and the inability to retain key employees of any acquired business.

Many factors may impact the success of such collaborations, including our ability to perform our obligations, our collaborators’ satisfaction with our products and services, our collaborators’ participation, and interest in supporting commercialization of products, and exposure to the risks of our collaborators. Like us, many of our collaborators are exposed to several risks, any of which could impact their ability to fulfill their obligations under our collaboration agreements, which in turn would adversely impact our ability to derive the anticipated benefits from these collaboration agreements. In addition, most of these agreements do not affirmatively obligate the other party to commercialize a product we have developed for them or to purchase specific quantities of any products. Some agreements do not require funding all research and development costs necessary to bring products to market. We may encounter numerous uncertainties and difficulties in developing, manufacturing, and commercializing any new products subject to these collaboration arrangements that may delay or prevent us from realizing their expected benefits or enhancing our business. Further, we may in the future have disputes with our collaborators, which may harm these relationships or require us to settle the disputes on unfavorable terms.

Any failure or difficulties in maintaining existing collaboration arrangements, establishing new collaboration arrangements, or building up or retooling our operations to meet the demands of our collaboration partners could have a significant negative impact on our business, including our ability to commercialize or achieve commercial viability for our products, lead to the inability to meet our contractual obligations, and could cause us to allocate or divert capital, personnel and other resources from our organization which could adversely affect our business, financial condition, results of operations, prospects, and reputation.

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

We do not have our own manufacturing facilities or capabilities for our products. We currently rely, and expect to continue to rely, on third parties to scale-up, manufacture and supply our products and product candidates including for SonoRepro, kikippa, VUEVO, and iwasemi. We also expect to rely on third parties for distribution, including our sales partners and their vendors. Risks arising from our reliance on third-party manufacturers include:

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reduced control and additional burdens of oversight as a result of using third-party manufacturers and distributors for many aspects of manufacturing activities, including regulatory compliance, quality control and quality assurance;

•

termination of manufacturing agreements, termination fees associated with such termination, or nonrenewal of manufacturing agreements with third parties may negatively impact our planned development and commercialization activities;

•	the possible misappropriation of our proprietary technology, including our trade secrets and know-how; and

•

disruptions to the operations of our third-party manufacturers, distributors, or suppliers unrelated to our product, including the merger, acquisition, or bankruptcy of a manufacturer or supplier or a catastrophic event, including disruption resulting from public heath emergencies such as the COVID-19 pandemic, affecting our manufacturers, distributors, or suppliers.

Any of these events could lead to development delays or affect our ability to successfully commercialize our products and product candidates. Some of these events could be the basis for action by a regulatory authority, including injunction, recall, seizure or total or partial suspension of production.

If any third-party manufacturer terminates its engagement with us or fails to perform as agreed, we may be required to find replacement manufacturers or develop our own manufacturing capabilities. Although we believe that there are several potential alternative manufacturers available to us for the manufacture our products and product candidates, we may incur significant delays and added costs in identifying, qualifying, and contracting with any such third party or potential second source manufacturer. These delays could result in a suspension or delay of marketing our products and of developing or marketing our product candidates.

We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We rely heavily on our senior management and key personnel. Our success depends on our ability to retain senior management, retain qualified personnel, including R&D personnel and sales and marketing professionals and other highly skilled personnel, for the foreseeable future, and integrate current and additional talent in all departments. The loss of senior management, sales and marketing professionals, scientists, engineers, and contractors could result in delays in product development and adversely affect our business. If we are not successful in attracting and retaining qualified personnel, our business, financial condition, and results of operations could be adversely affected.

There is intense competition for skilled personnel in our markets, and we may not be able to hire and retain talented personnel on acceptable terms or at all. To encourage valuable employees to stay with us, in addition to salary and cash incentives, we have issued and will continue to issue stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price over which we have no control and may be insufficient to compete with more favorable offers from other companies. Despite our efforts to retain valuable personnel, members of our management and key employees may terminate their employment with us in a short period of time.

Many of the other companies with which we compete for talented personnel may have greater financial and other resources, and longer histories in the industry than we do. If we hire employees from competitors or other companies, their former employers may attempt to claim that these employees or we have violated our legal obligations, which could result in a waste of our time and resources and could result in claims for damages. Our competitors may also provide opportunities, career growth or other characteristics more attractive than we can offer. If we are unable to attract and retain quality candidates on an ongoing basis, our ability to discover, develop, and commercialize our wave control technologies and related products will be limited in percentage and success rate.

In addition, job seekers and existing employees often consider the value of the equity compensation they receive in connection with their employment. If the value of our equity compensation declines because we are a public company or for any other reason, our ability to recruit and retain highly skilled employees may be impaired.

If we are unable to attract new personnel or retain and motivate our current personnel, our business, financial condition, and results of operations will be adversely affected.

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing this growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

As of April 15, 2023, we had 79 full-time employees. As our sales and marketing strategy evolves and we become a publicly traded company, we expect to require additional management, operations, sales, marketing and other personnel. Future growth will place significant responsibilities on our management team, including responsibilities to:

•	identify, recruit, integrate, retain, and motivate additional employees;

•	effectively manage internal development efforts while complying with contractual obligations with contractors and other third parties; and

•	improve operational, financial, and administrative controls, reporting systems, and procedures.

Since our inception, we have experienced growth and expect to experience further growth in our business operations. This future growth may place a strain on our organizational, administrative, and operational infrastructure, including our quality control, operations, financial, customer service and sales organization management. We anticipate that we will continue to increase our headcount and hire more specialized personnel as our business grows. To properly manage our growth, we will need to hire, train and manage additional qualified scientists, engineers, laboratory personnel, customer service representatives, and sales and marketing personnel. Rapid expansion of human resources means inexperienced people developing, marketing, and selling our products, which can lead to inefficiencies, unanticipated costs, poor quality, and operational disruptions. If the performance of new hires declines, if we fail to hire, train, manage and integrate these new hires, or if we are not successful in retaining our existing employees, our business could suffer. We may not be able to maintain the quality of our products or our expected delivery dates, and we may not be able to meet the demands of our growing customer base. To properly manage our growth, we need to continuously improve our control systems in the areas of operations, finance, and management, as well as improve our reporting systems and procedures. The time and resources required to implement these new systems and procedures are uncertain, and failure to complete them in a timely, efficient, and effective manner could have an adverse effect on our operations. In addition, as a public company, we will be obligated to establish and maintain effective internal controls over financial reporting, and failure to maintain the adequacy of these internal controls could adversely affect investor confidence in us and, as a result, the value of our common shares.

Matters relating to employment and labor law may adversely affect our business.

Various labor laws in Japan govern our relationship with our employees and affect our operating expenses. These laws include employment classifications such as employee, independent contractor and contract labor, minimum wage requirements, employer contributions to social security, unemployment insurance and workers’ compensation insurance, and other wage and benefit requirements. Substantial additional government regulation or the enactment of new laws, such as increases in minimum wages, changes in employment status or other labor law amendments, could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, the formation of a union by our employees could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, in the ordinary course of business, we are subject to claims by employees for compensation based on discrimination, harassment, unfair dismissal, and violations of labor laws. Such claims could result in the ongoing costs of litigation and significant settlements or damages against us that would require us to expend our resources, which could adversely affect our business, brand image, employee recruitment, financial condition, results of operations or cash flows.

If we or our third-party contractors experience significant technological or other disruptions, our business may be harmed.

We and our third-party contractors, including manufacturing contractors, rely on information technology systems to function efficiently in our or their businesses, including relating to the manufacture, distribution, and maintenance of our products, and for accounting, data storage, compliance, purchasing and inventory management. Our and our third-party contractors’ information technology systems are vulnerable to computer viruses, ransomware or other malware, attacks by computer hackers, failures while upgrading or replacing software, databases or their components, power outages, fire or other natural disasters, or damage or loss of data, or other natural disasters, hardware failures, communication failures and user errors, other malfunctions, and other cyberattacks. We and our third-party contractors may encounter unintended events where third parties gain unauthorized access to the systems, which may result in interruption of our or their operations, corruption of data, or leakage of our confidential information. If disruptions or security breaches result in the loss of or damage to our data or systems, or inappropriate or unauthorized access, disclosure, or use of confidential, proprietary or other critical information, we may be liable for compensation and may suffer reputational damage.

Technological interruptions could disrupt our operations, including our ability to conduct R&D, ship and track product orders in a timely manner, forecast inventory requirements, manage our supply chain and provide other appropriate services, or impair our customers’ ability to use our products. We will also rely heavily on transportation service providers to ensure that our products are transported reliably and safely point-to-point to our customers and users.

If carriers of our products encounter delivery performance problems such as lost, damaged, or destroyed systems, it can be costly to replace such systems in a timely manner. If this were to occur, our reputation could be harmed, demand for our products could decrease, and the costs and expenses of our business could increase. In addition, a significant increase in shipping costs could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service disruptions affecting the delivery services we use could adversely affect our ability to process product orders in a timely manner.

If we or our third-party contractors experience a material failure of our technological or delivery systems, we may not be able to repair such systems in an efficient and timely manner. Accordingly, such an event could disrupt or reduce the efficiency of our overall business, which could adversely affect our business, financial condition, and results of operations. Our information systems require us to continuously invest significant resources to maintain, protect and enhance our existing systems. If we are unable to effectively maintain and protect the integrity of our information systems and data, our business, financial condition, and results of operations could be adversely affected.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to shareholders and otherwise disrupt our operations and adversely affect our business, financial condition, and results of operations.

Our success will depend on our ability to grow our business, including through acquisitions. We may identify opportunities to establish and expand our industry leadership internationally through selective joint ventures or acquisitions to further leverage our differentiated technologies. In some situations, the decision may be made to do this through the acquisition of complementary businesses or technologies rather than through internal development. Identifying suitable acquisition candidates can be difficult, time-consuming, and expensive, and we may not be able to successfully complete the acquisitions we identify. The risks we face in connection with acquisitions are as follows:

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the diversion of management’s time and focus from running the business to addressing the integration challenges of the acquisition, including whether how to integrate the acquired company’s employees and accounting, management information, human resources, and other management systems into the Company, and the coordination of technology, research and development, and sales and marketing functions;

•	the need to implement or improve controls, policies and procedures in businesses that may have lacked effective controls, policies and procedures prior to the acquisition;

•	the potential for write-downs of intangible and other assets acquired in such transactions, which could adversely affect our operating results;

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incurring liability for the pre-acquisition activities of the acquired company, including patent and trademark infringement claims, violations of law, commercial disputes, tax liabilities and other known or unknown liabilities; and

•	litigation or other claims relating to the acquired company, including claims by terminated employees, consumers, former shareholders or other third parties.

If we are unable to address these risks and other issues that arise in connection with acquisitions and investments, we may not realize the expected benefits from the acquisition or investment, incur unexpected liabilities or otherwise harm our business. In addition, future acquisitions may result in the issuance of dilutive securities, incurrence of debt, incurrence of contingent liabilities, amortization or goodwill, any of which could adversely affect our financial condition. If any of these risks materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

Our business may expose us to product liability and other risks inherent in the development, testing, manufacturing, and marketing of our products. Product liability and other claims or incidents, such as regulatory claims, labor disputes, and cyber incidents and breaches, could delay or prevent the development and commercialization of our products. Even if we succeed in marketing products, such claims could result in regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes, and facilities or, our marketing materials and programs. We may potentially be subject to the PMD Agency or other regulatory authority’s investigations which could lead to fines or more serious enforcement action, limitations on which they may be used or suspension. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time, and our resources and substantial monetary awards to users of our products. We currently have insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to advancing our product candidates or marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, product liability and other types of insurance (such as cyber insurance) is becoming increasingly expensive and difficult to obtain. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability or other claims or incidents, including data breach and incidents, that could have an adverse effect on our business and financial condition.

Litigation and other legal proceedings may harm our business.

We have been and may in the future be involved in legal proceedings relating to patents and other intellectual property rights, product liability claims, false advertising and consumer protection law claims, employee claims, tort or contract claims, regulatory investigations, securities class actions, and other legal proceedings and investigations. Litigation is inherently unpredictable and may result in excessive or unexpected judgments or injunctions that could affect our business operations. We may be subject to judgments or settlements seeking monetary damages, agreements to change the way we operate our business, or both. The scope of these cases may expand, or additional lawsuits, claims, proceedings, or investigations may be brought against us in the future, which could adversely affect our business, financial condition and results of operations. Adverse media coverage of regulatory or legal actions against us, even if the regulatory or legal actions are unfounded or immaterial to our business, could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products.

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

As of October 31, 2022, our outstanding debt was ¥1,040,000 thousand ($6,997 thousand). Our indebtedness could have a material impact on our business, including the following:

•	restricting our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt repayment, and the implementation of our growth strategy;

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requiring us to devote a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, resulting in reduced availability of cash flow for working capital, capital expenditures, acquisitions, the implementation of our growth strategies and other general corporate purposes;

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making us more vulnerable to adverse changes in general economic, industry and competitive conditions, government regulations and our business by limiting our ability to plan for and respond to change; and

•	placing us at a disadvantage compared to its competitors with less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our debt when it becomes due and to meet our other financing needs. If we are unable to meet our debt obligations, we may need to pursue one or more alternative strategies, such as selling assets, refinancing, or restructuring its debt, or selling additional debt or equity. In addition, if we must sell assets, our ability to generate revenue may be adversely affected.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of October 31, 2022, we had had a total of five loans with two Japanese financial institutions with an aggregate principal amount of ¥1,040,000 thousand ($6,997 thousand).

Covenants included in our existing loan agreements and that may be included in future loan agreements may limit our access to future debt financing on which our business operations and expansion plans are partially dependent. If our revenues were to decrease significantly or our interest expense were to increase significantly, we may not have sufficient cash on hand. In addition, upon the occurrence of an event of default, we may not have sufficient cash to make the necessary prepayments or to raise additional funds on satisfactory terms through equity or debt issuances. In such an event, we may be required to delay, limit, curtail or terminate our business development and expansion efforts. As a result, our business, financial condition, and results of operations may be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

Our future capital requirements will depend on a number of factors, including:

•	future revenues and profits resulting from the anticipated launch of new products;

•	the level of investment in research and development necessary to develop our technologies and products and to maintain and improve our technological position;

•	our ability and willingness to enter into new contracts with strategic partners and the terms of these contracts;

•	the cost of recruiting and retaining qualified personnel;

•	the time and cost required to obtain regulatory approvals, if any;

•	the costs of applying for, prosecuting, defending and enforcing trademarks, patents and other intellectual property rights;

•	the speed of our business growth;

•	the progress and results of our operations;

•	the development requirements of the businesses we pursue; and

•	the costs of our commercialization activities, including marketing and sales.

Due to the many risks and uncertainties involved in the development and commercialization of our products, we are unable to reasonably estimate the amount of capital expenditures and incremental operating expenses that our business will require. We may need to raise additional capital through public or private debt or equity financing to achieve a variety of objectives, including, but not limited to:

•	pursue growth opportunities, including overseas;

•	acquire complementary businesses;

•	make capital improvements to our infrastructure;

•	hire talented management and key employees;

•	respond to competitive pressures;

•	comply with regulatory requirements; and

•	maintain compliance with applicable laws.

If we raise additional capital through the sale of equity or equity-linked securities, existing shareholders’ ownership interest in us may be diluted and the market price of our ADSs may decline. The terms of the securities we issue in future capital transactions may be more favorable to new investors and may include the issuance of superior voting rights, warrants or other derivative securities, which could have a further dilutive effect. Convertible debt securities or other equity-linked securities may be subject to conversion rate adjustments or other anti-dilution protections, which may increase the number of shares available for issuance upon conversion due to certain events. If preferred shares are issued, there may be a preference with respect to the liquidation of dividends or a preference with respect to the payment of dividends, which could limit our ability to pay dividends to the holders of our ADSs.

In addition, the debt and equity financing we require may not be available to us on favorable terms, or at all. If we are unable to obtain the additional capital we need, we may be forced to scale back our growth plans or reduce our existing operations, and if we are unable to generate sufficient revenues from our operations to continue our business, we may not be able to continue our operations.

We may incur significant costs in raising future capital, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution costs, and other expenses. In addition, we may be required to record non-cash expenses in connection with certain securities issued by us, such as convertible bonds and warrants, which could adversely affect our financial condition. As such, holders of ADSs are subject to the risk that future issuances by us may result in a decline in the market price of ADSs and dilution of their holdings in us. Please refer to “Description of Share Capital and Articles of Incorporation” in this prospectus.

If we are unable to raise the necessary funds for our operations, we may not be able to develop and commercialize our technologies and products, which could have a material adverse effect on our business, liquidity and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ADSs.

The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Estimates are based on historical experience and a variety of assumptions that are believed to be reasonable in the circumstances. The results form the basis for judgments about the carrying amounts of assets, liabilities, equity, income, and expenses that are not readily apparent from other sources. For example, in connection with the revenue accounting standard (Accounting Standards Codification (ASC) Topic 606), management has made judgments and assumptions based on its interpretation of the new standard. The revenue standard is principles-based, and interpretations of those principles may vary from entity to entity based on their unique circumstances. In addition, interpretations, industry practices, and guidelines may change in the application of this standard. If the assumptions underlying the estimates and judgments related to critical accounting policies change, or if actual conditions differ from the assumptions, estimates and judgments, our results of operations could be adversely affected and could fall short of our published guidance or the expectations of securities analysts and investors, which could result in a decline in the market price of our ADSs.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

We and some of our suppliers, manufacturers, and customers are located in areas that have been or may be affected by natural disasters such as floods, typhoons, tsunamis, tornadoes, fires, earthquakes, volcanic eruptions, global pandemics such as COVID-19, war, and terrorism. Extreme weather events such as severe weather, resulting electrical or technological failures, or even a leak at a nuclear power plant could disrupt our operations and adversely affect our ability to sell our products and services. Any of these events could adversely affect our ability to sell our products and services, and any of them could affect customer trends and purchasing, which in turn could adversely affect our revenues, assets or business.

In addition, our business may be affected by force majeure events, such as natural disasters. Temporary or prolonged disruptions in the transportation of goods, delays in our goods and supplies, disruptions in our technical support or information systems, fuel or power shortages or sharp increases in fuel or power prices could increase the cost of doing business. These events could also have indirect consequences, such as increased insurance or tax costs, if they result in a material loss of property or other insurable losses. Any one or a combination of these factors could have an adverse effect on our business and financial results.

Negative conditions in the general economy both in Japan and globally, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, recessions, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, uncertain geopolitical conditions, natural catastrophes, warfare, and terrorist attacks could cause a decrease in business investments and consumer demand, and negatively affect the growth of our business. For example, global supply chain issues, such as semiconductor shortages, may adversely impact our business as we expand sales of electronic products based on our technologies. Additionally, inflation has accelerated in Japan and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the COVID-19 pandemic. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and are expected to increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally and increase the cost of capital to us, in particular, which may, in turn, have a material adverse effect on the market price of the ADSs.

Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

We have not sold any products or generated any revenue from customers located outside Japan but expect to do so as part of our growth strategy. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple cultures, customs, legal systems, regulatory systems, and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Our operations in international markets may not develop at a rate that supports our level of investment. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries;

•	exposure to public health issues, such as the COVID-19 pandemic;

•	promoting our products to customers from different cultures, which may require us to adapt to sales and service practices necessary to effectively serve the local market;

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compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable Japanese and foreign tax laws;

•	compliance with privacy, data protection, encryption, and information security laws;

•	credit risk and higher levels of payment fraud;

•	weaker intellectual property protection in some countries;

•	compliance with anti-money laundering, anti-bribery and anti-corruption laws;

•	currency exchange rate fluctuations;

•	tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•	foreign exchange controls that might prevent us from repatriating cash earned outside Japan;

•	economic or political instability in countries where we may operate;

•	increased costs to establish and maintain effective controls at foreign locations; and

•	overall higher costs of doing business internationally.

Our international operations may be subject to foreign governmental laws and regulations, which vary substantially from country to country. Further, we may be unable to keep up to date with changes in government laws and regulations as they change over time. Failure to comply with these laws and regulations could result in adverse effects to our business. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations and our internal policies, there can be no assurance that all our employees, contractors, partners, and agents will comply with these laws and regulations or our internal policies. Violations of laws or regulations by our employees, contractors, partners, or agents could result in litigation, regulatory action, costs of investigation, delays in revenue recognition, delays in financial reporting, financial reporting misstatements, fines, or penalties, any of which could have an adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

The PMDA is a Japanese law that establishes regulations to secure the quality, efficacy, and safety of medical products such as pharmaceuticals, cosmetics, and medical devices. Under this Act, if a company wants to market and manufacture medical devices, it is required to obtain a marketing and manufacturing license from the Minister of Health, Labor and Welfare and then to follow one of the following procedures depending on the type of medical device: (1) obtain approval from the Minister of Health, Labor and Welfare; (2) obtain certification from a private certification body who is registered by the Minister of Health, Labor and Welfare; or (3) submit a notification to the Minister of Health, Labor and Welfare. This Act also prohibits (a) false or exaggerated advertisements; (b) advertisements that may lead to the false impression that a physician or other person has certified the efficacy, effects or performance of the product; and (c) obscene advertisements with respect to medical devices. In addition, the Act against Unjustifiable Premiums and Misleading Representations stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. As a result, we are prohibited by the applicable government regulations from marketing or labelling our products as intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or to affect the structure or functioning of the bodies of humans or animals. For example, we are marketing SonoRepro and requires our distributors to market as a personal scalp care device without making any claims relating to hair growth or preventing hair loss. If we or, our distributors, fail to comply with these limitations, we may be subject to fines or other penalties, or may be prevented from selling our products without obtaining the required approvals. In addition, our marketing could be the target of claims of false or deceptive advertising or other criticism. Even if a consumer fraud claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products could adversely affect our sales, reputation, and growth prospects.

As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. Obtaining the approval of Minister of Health, Labor and Welfare for medical devices is typically a lengthy and expensive process, and approval could be uncertain. Foreign governments also regulate medical devices distributed outside Japan, whose approval can also be lengthy, expensive, and highly uncertain. None of our consumer personal care products or product candidates has received regulatory approval to be marketed and sold in Japan or any other country. To the extent that any regulatory approval is needed for our products, we may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

In addition, as part of our sales strategy, we have commenced selling a third-party medication used for treating hair loss on our e-commerce site in conjunction with selling SonoRepro in January 2023. To sell such medication, we are required under the PMDA to notify the public health center of the municipality which has jurisdiction over our store, apply for a license for the store-based distribution, and provide a notification to the public health center of the specified distribution before operating the store. We obtained the license in December 2022. In addition, under the Act, a pharmacist or a registered salesclerk of pharmaceuticals must be in charge of the storefront sales business, and the sales of pharmaceuticals must be conducted by a pharmacist or a registered sales representative of pharmaceuticals. These regulations could be costly to comply with and may delay our planned expansion of sales operations given our limited resources. If we fail to comply with these regulations, we may be subject to regulatory penalties such as fines, consumer claims, and negative publicity.

Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

The markets where we sell and expect to sell our products may be heavily influenced by government regulations and policies. The governments may take administrative, legislative, or regulatory action that could materially interfere with our ability to sell our products in the manner we desire and/or to certain customers. The uncertainty regarding future standards and policies may also affect our ability to develop our products or to license our technologies to third parties and to sell products to our end users, which could have a material adverse effect on our business, financial condition and results of operations.

Our collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business, financial conditions, results of operations and prospects.

During our business activities, we collect, use, store, disclose, transfer and otherwise process increasingly large amounts of personal information, including that of our employees, customers, and third parties with whom we do business. The collection, use, storage, disclosure, transfer and other processing of personal information is increasingly subject to a wide range of national and international laws and regulations regarding data privacy and security including those relating to the processing, safekeeping, and use of personal data, in respect of each of which the relevant regulators in Japan have a broad discretion to interpret the relevant laws and regulations. As we seek to expand our business, we are subject to, and may continue to be subject to, various data privacy and security laws, regulations, standards and contractual obligations in the jurisdictions in which we operate.

The Act on the Protection of Personal Information (the “APPI”) in Japan is to protect rights and interests of individuals, while balancing the usefulness of personal information. The APPI mainly concerns three situations: (i) acquisition and use; (ii) storage; and (iii) transfer of personal information. When personal information is acquired, the purpose of use must be notified to the individual or made public, except in cases where the purpose of use has been made public in advance. The purpose of use must be specified, and the acquired personal information must be used within the scope of such purpose of use. When storing personal information, it is necessary to manage it safely so that it will not be leaked. For the safe management, the APPI requires business operators holding others’ personal information to establish information security system. It includes establishment of fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, physical security control. Additionally, when transferring personal data to a third party, it is necessary, in principle, to obtain the consent of the principal in advance. In the event that an individual violates the above obligations under the APPI and also violates an improvement order issued by the Personal Information Protection Commission regarding this matter, a criminal penalty of “imprisonment for not more than one year or a fine of not more than one million yen” could be imposed on the individual who violated the law. In addition, a criminal penalty of “a fine of up to 100 million yen” could be imposed on the violating entity. A victim may file a claim for damages based on torts against the offending entity for damages caused by the leakage and for compensation. Furthermore, if there is a contractual relationship between the victim and the entity, and the leakage of personal information is judged to be a breach of contract, damages may be claimed for breach of contract.

When conducting tests of our products and product candidates, we face risks associated with the collection of subject data in a manner consistent with applicable laws and regulations, including the requirements and other similar regulatory bodies. We have not needed to, nor have we conducted clinical trials of our products or product candidates, which we currently do not and do not expect to market as medical devices. To the extent we need to conduct clinical trials in the future, we will collect personal health information which may subject us to additional regulatory requirements.

In many cases, these laws and regulations apply not only to our dealings with third parties, but also to the transfer of information between us and our affiliates and other parties with whom we do business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, which could adversely affect our business, financial condition, and results of operations. Regulatory frameworks for data privacy and security around the world are continually evolving and developing, and as a result, interpretation and enforcement standards and methods of enforcement may be uncertain for the foreseeable future.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, or contractual obligations, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in fraudulent, illegal, or unethical activities. Fraud by these parties could include intentional, reckless, or negligent acts, or fraudulent disclosures that violate (1) the laws of the Pharmaceuticals and Medical Devices Agency and other similar regulatory bodies, including laws requiring true, complete and accurate reporting of information to such bodies; (2) manufacturing standards; (3) anti-fraud laws; or (4) laws requiring true, complete and accurate reporting of financial information or data. This may also include intentional, reckless, or negligent acts or fraudulent disclosures to the Company in violation of the above laws and regulations. This may also include breach of any contracts we have entered such as our employees or contractors disclosing our collaborators’ trade secrets to others and causing us to breach our confidentiality obligations to our collaborators.

It is not always possible to identify and deter fraudulent, illegal, or unethical activities by our employees or other third parties, and the precautions we take to detect and prevent such activities may not be effective in limiting unknown or uncontrolled risks or losses or in protecting us from government investigations or other actions or lawsuits arising from noncompliance with such laws and regulations or breach of any contracts we have entered into. If such lawsuits are brought against us and we are not successful in defending or asserting our rights, these lawsuits could result in the imposition of significant fines or other sanctions, including civil, criminal or administrative penalties, damages, monetary fines, disgorgement and imprisonment. These sanctions could adversely affect our ability to operate our business and our results of operations. Regardless of whether we are successful in defending against such lawsuits or investigations, we may incur significant costs, including legal fees and reputational damage, and management’s attention to defending against such claims and investigations may adversely affect our business, financial condition, and results of operations.

Changes in tax law and regulations may have a material adverse effect on our business, financial condition, and results of operations.

The rules and regulations dealing with taxes including corporate, local and enterprise taxes in Japan are constantly under review by governmental agencies. Changes in tax laws may adversely affect us or the holders of our common shares. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations and cash flows. Investors are urged to consult with their legal and tax advisors regarding the impact of potential changes in tax law on their investment in our ADSs.

Risks Related to Our Intellectual Property

The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

We own various patents, trademarks, trade secrets, know-how, and similar intellectual property essential to our success. The success of our business strategy depends on our ability to continue to use our existing intellectual property to leverage our technologies to develop and commercialize our products and product candidates.

To protect or enforce our patents and other intellectual property rights, we may be required to initiate patent or other intellectual property proceedings (such as infringement or interference suits) against third parties. These proceedings may be costly, time-consuming and may divert management’s attention from other business concerns. There is also a risk that these lawsuits may invalidate or narrowly interpret our patents or that our patent applications may not be issued. In addition, these lawsuits may induce the defendants to bring claims against us. There can be no assurance that we will prevail in any such litigation or proceeding, or that any damages or other remedies awarded to us will be commercially valuable, if any.

If our efforts to protect our intellectual property are inadequate, or if third parties misappropriate or infringe on our intellectual property, whether in print, on the Internet or in other media, or if our employees or contractors intentionally or inadvertently leaked our trade secrets, the value of our technologies and brands may be harmed. This could have a material adverse effect on our business, such as weakening the competitive position of our products in the market. There can be no assurance that all measures we have taken to protect our intellectual property in Japan and in any relevant foreign countries outside Japan, will be adequate. In addition, in light of our intention to expand our business internationally, some foreign laws do not protect intellectual property rights to the same extent as Japanese laws. Any infringement of our trademarks, trade secrets or other intellectual property could have a material adverse effect on our business, financial condition, and results of operations.

Even if resolved in our favor, litigation or other legal proceedings related to intellectual property claims could result in significant costs and could divert our management and other personnel from their normal responsibilities. In addition, the results of hearings, motions or other interim proceedings or developments may be made public, and if securities analysts or investors perceive these results negatively, it could have a material adverse effect on the price of our common shares. Such litigation or proceedings could significantly increase our operating losses and reduce the resources available for research and development activities and future sales, marketing, and distribution activities. We may not have sufficient financial or other resources to properly pursue such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation and proceedings more effectively than we can because they have greater financial resources and a more mature and developed portfolio of intellectual property rights. Uncertainties arising from the initiation and continuation of patent litigation and other proceedings may impair our ability to compete in the marketplace. The foregoing could adversely affect our business, financial condition, and results of operations.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely heavily on our trademarks to build and maintain the integrity of our brands. Our registered and unregistered trademarks and trade names may be challenged, infringed, circumvented, declared generic or found to be in violation or infringement of other trademarks. Although we use these trademarks and trade names to increase our visibility among potential partners and customers in markets in which we have an interest, we may not be able to protect our rights. The use of trade names or trademarks like ours by competitors or other third parties may interfere with the establishment of our brand identity and may cause market confusion. In addition, other trademark owners may file claims against us for infringement or dilution of their trade names or trademarks. In the long run, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights relating to trademarks, trade secrets, domain names and other intellectual property may be ineffective and may result in the diversion of significant costs and resources, which could adversely affect our business, financial condition, and results of operations.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

Our employees, consultants and advisors may be currently or have been employed or engaged by universities or our competitors and potential competitors. While we strive to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, there may be instances in the future where we or these individuals may be subject to claims that they have inadvertently or otherwise used or disclosed the intellectual property, including trade secrets or other proprietary information, of a current or former employer. We may be subject to claims that we or these people have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of current or former employers. They may also be subject to claims in the future that they have breached non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail to defend against such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and human resources, which may adversely affect our business, financial condition, and earnings. In addition, even if we are successful in defending ourselves against such claims, we may incur significant costs for litigation, which may hinder our business operations.

In addition, although it is our policy to require employees and contractors who may be involved in the conception or development of intellectual property to enter into agreements to assign such intellectual property to us, we may not be able to enter into such agreements with each of the parties who conceived or developed the intellectual property that we consider to be our own. In addition, there is a possibility that the transfer of intellectual property rights may not be possible. It is also possible that the assignment of intellectual property rights may not be self-contained or that the assignment agreement may be breached, and that we may be forced to file claims against third parties or defend claims brought by third parties against us to determine ownership of what we consider to be its intellectual property. Such claims could adversely affect our business, financial condition and results of operations.

Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

We are party to collaboration agreements with other companies, pursuant to which we provide research and development services but have no ownership rights or co-ownership rights, to certain intellectual property generated through the collaborations. We may enter into additional collaboration agreements in the future, pursuant to which we may have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the future collaborations. If we are unable to obtain ownership or license of such intellectual property generated through our prior, current, or future collaborations and overlapping with, or related to, our own proprietary technology or product candidates, then our business, financial condition, results of operations and prospects could be materially harmed. As some of our intellectual properties are jointly developed with and co-owned by third parties, in those cases we may be required by our collaboration agreements to obtain the third parties’ consent to use or license the co-owned intellectual properties as desired by us. If we cannot obtain the third parties’ consent in a timely manner or at a cost acceptable to us, our ability to commercialize those intellectual properties may be restricted.

Our existing collaboration agreements contain certain obligations that require us to design certain products for our collaborators with respect to certain specific targets over a specified period. Despite our best efforts, our prior, current or future collaborators might conclude that we have materially breached our collaboration agreements. If these collaboration agreements are terminated, or if the underlying intellectual property, to the extent we have ownership or license thereof, fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technology identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a collaboration agreement, including:

•	the scope of ownership or license granted under the collaboration agreement and other interpretation related issues;

•

the extent to which our technology and product candidates infringe on intellectual property that is or will be generated through the collaboration, to which we do not have ownership or license under such collaboration agreement;

•	the assignment or sublicense of intellectual property rights and other rights under the collaboration agreement;

•	our diligence obligations under the collaboration agreement and what activities satisfy those diligence obligations; and

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our current or future collaborators.

In addition, collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our obligations under the relevant agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have owned, co-owned or in-licensed under the collaboration agreements prevent or impair our ability to maintain our current collaboration arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition, and results of operations.

It is uncertain to what extent our intellectual property rights will be protected in the future because they are limited and may not adequately protect our business or enable us to maintain our competitive advantage. For example:

•

other companies may manufacture products that are like or utilize similar technology to our current and future products but are not covered by our patent claims, or that incorporate public domain technology contained in our current and future products;

•	we or our current and future licensors or collaborators may not be the first to file patent applications covering us or our inventions;

•	our current or future pending patent applications may not lead to issued patents;

•	there may be prior disclosures that could invalidate our patents or portions of our patents;

•

there may be unpublished applications or secretly maintained patent applications that subsequently issue claims covering current and future products of the Company or technology like the Company’s technology;

•

our patents or patent applications may omit persons who should be listed as inventors or include persons who should not be listed as inventors, which could result in these patents or patents issuing from these patent applications being invalid or unenforceable. This may result in these patents, or patents issued from these patent applications, becoming invalid or unenforceable;

•	issued patents in which we hold rights may become invalid or unenforceable, including as a result of litigation by competitors or other third parties;

•	the claims of our patents or patent applications, if issued, may not cover our current and future products and technologies;

•

foreign laws may not protect our proprietary rights or the rights of prospective licensors or collaborators to the same extent as U.S. laws, and our competitors or other third parties may conduct research and development activities in countries where we do not have patent rights, and use the information obtained therefrom to develop competitive products for sale in our major commercial markets;

•

the inventors of our patents or patent applications may become involved with competitors, develop products, prototypes, or processes designed to circumvent our patents, or otherwise antagonize us or the patents or patent applications for which they are named as inventors; or

•	we may choose not to apply for patents to maintain certain trade secrets or know-how, and third parties may later apply for patents covering such intellectual property.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for its current and future products, we rely on unpatented trade secrets, know-how and continuous innovation to establish and maintain its competitive position, particularly in cases where patent protection is not appropriate or cannot be obtained. Trade secrets and know-how can be difficult to protect. We strive to protect such proprietary information through confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties, as well as invention assignment agreements with our employees. Confidentiality agreements are intended to protect our proprietary information and, in the case of agreements or clauses involving invention assignment, to grant us ownership of technology developed through relationships with employees or third parties.

We cannot assure you that we have entered into such agreements with each party that has or may have access to our trade secrets or proprietary information. Further, despite such efforts, it is possible that one of these parties may breach the agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain an adequate remedy for such breach. Enforcing claims that a party has illegally disclosed or misappropriated a trade secret can be difficult, costly, and time-consuming, and the outcome is unpredictable. In addition, if our trade secrets were disclosed to competitors or other third parties, or developed independently by third parties, our competitive position would be materially impaired. Furthermore, these trade secrets, know-how and proprietary information are likely to spread within the industry over time through independent development, publication of journal articles describing the methodology, and the transfer of personnel from academic to industrial scientific positions.

We also strive to maintain the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Although we rely on these people, organizations, and systems, our contracts and security measures may be breached, and we may not have adequate remedies in the event of a breach. There is also a possibility that our trade secrets may become known to our competitors or be independently discovered. To the extent that our employees, consultants, contractors or subcontractors use intellectual property owned by others in performing their work for us, disputes may arise with respect to related or resulting know-how or invention rights, which could adversely affect our business, financial condition and results of operations.

If our third-party manufacturing partners do not respect our intellectual property and trade secrets and produce competitive products using our designs or intellectual property, our business, financial condition and results of operations would be harmed.

We do not have our own manufacturing facilities or capabilities for our products. We currently rely, and expect to continue to rely, on third parties to scale-up, manufacture and supply our products and product candidates including for SonoRepro, kikippa, VUEVO, and iwasemi. While our manufacturing agreements generally prohibit our manufacturing partners from misappropriating our intellectual property or trade secrets or using our designs to manufacture products for competitors, we may be unsuccessful in monitoring or enforcing our intellectual property rights. It is possible that counterfeit products may be found in the marketplace that are manufactured by our manufacturing partners, and any measures we take to stop counterfeit products may not be successful. In addition, customers who purchase these counterfeit products may experience product defects or malfunctions, which could damage our reputation and brand and cause us to lose future sales. As a result of the above, our business, financial condition and results of operations may be adversely affected.

Risks Related to Cybersecurity

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We rely on computer systems and network infrastructure throughout our operations. We use the server of a third-party hosting service provider. Our operations depend on our ability to protect our computer equipment and systems from damage from physical theft, fire, power outages, telecommunications failures, and other catastrophic events, as well as from internal and external security breaches, viruses, worms, and other destructive problems. Any disruption to our operations due to damage to or failure of our computer systems, network infrastructure or servers could have a material adverse effect on our business and could subject us to regulatory action or litigation. A significant network breach in the security of these systems because of ineffective operation of these systems, maintenance issues, upgrades, or migrations to new platforms, or cyberattacks or other failures to maintain an ongoing and secure cyber network could result in further damage, delays in customer service, and reduced efficiency in our operations. This could include the theft of our intellectual property and trade secrets, improper use of personal information, and other forms of identity theft. While we utilize our own personnel and various hardware and software to monitor our systems, controls, firewalls, and encryption, and intend to maintain and upgrade our security technology and operating procedures to prevent damage, breaches and other disruptions, there is no guarantee that these security measures will be successful. Any such claims, proceedings or actions by regulatory authorities, or adverse publicity resulting from such claims, could adversely affect our business and results of operations.

We use information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technology increases, cyber incidents, including intentional attacks and unauthorized access attempts to computer systems and networks, are becoming more frequent and sophisticated. These threats pose a risk to the security of our systems and networks, and to the confidentiality, availability and integrity of data that is critical to our business and business strategy. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and our current and future third-party service providers are susceptible to damage or interruption due to hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, telecommunications, equipment, and electrical failures. There is no guarantee that we will be able to promptly detect such events. If such an event occurs, we will have a difficult time responding to it. Unauthorized access, loss, or dissemination could disrupt our operations, including our research and development activities, the processing and preparation of our financial information and our ability to manage various general and administrative aspects of our business. To the extent that such disruptions or security breaches result in loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary, or personal information, we could be subject to liability, reputational damage, poor performance, or regulatory action by the government authorities where we operate. Any of these could have an adverse effect on our business.

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the normal course of our business, we may collect, process, and store sensitive data, including our own business information; information about our customers, suppliers, and business partners; and personally identifiable information about our customers and employees that resides in our data centers and on our networks. The secure processing, maintenance and transmission of this information is essential to our business operations. We also depend on the information technology systems of third parties for the analysis, data storage, and communication. We currently do not have redundant information technology systems.

We rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission, and storage of sensitive information. Despite the security measures and ongoing vigilance, we have in place to protect sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. For example, in the second calendar quarter of 2022, we discovered an unauthorized use of our account with a third-party service provider which resulted in improper billing to us. We promptly initiated an investigation after the incident with the assistance of outside experts. The investigation found no evidence of virus infection or unauthorized access. We also do not believe that there was any breach of personally identifiable information or information of our business partners as such information was not stored on the third-party server. Following the incident, we have taken measures to enhance our system and password security but there is no guarantee that the measures we have taken and will take in the future will be adequate in fending off cyber-attacks or compromises. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to timely deliver and track product or service orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our products or services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with the defending of any lawsuits that may arise from such incidents.

Currently, we carry insurance policies to mitigate certain potential losses, but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed policy limits. In addition, we cannot be certain that insurance for cybersecurity incidents will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. It could be difficult to predict the ultimate resolution of any such incidents or to estimate the amounts or ranges of potential loss, if any, that could result therefrom. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of the ADSs

We are an “emerging growth company” and, because of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements in the registration statement for the emerging growth company’s initial public offering of common equity securities, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure about executive compensation arrangements pursuant to the rules applicable to emerging growth companies, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an “emerging growth company” upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year during which our annual gross revenues are $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

We cannot predict if investors will find the ADSs less attractive as a result of our taking advantage of these exemptions. If some investors find the ADSs less attractive as a result of our choices, there may be a less active trading market for the ADSs and our stock price may be more volatile.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone nomination and corporate governance committee under our board. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion and Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Management will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors, executive officers, and founders and their respective affiliates will beneficially own shares representing approximately ●% of our outstanding common shares. As a result, these shareholders, if they act together, will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company and might affect the market price of our common shares represented by ADSs.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company following this offering, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” Further, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we would not have incurred as a private company. We expect to be subject to the reporting requirements of the Securities Exchange Act, other rules and regulations of the SEC, and the rules and regulations of any trading market on which our securities may be listed or traded. The costs of proper reporting as a public company are significant, and compliance with the various reporting and other requirements applicable to public companies requires significant time and attention on the part of management. For example, the Sarbanes-Oxley Act, the SEC and the rules of the national securities exchanges impose various requirements on public companies, including requirements to establish and maintain effective disclosure and internal controls. Our management and other personnel must devote a significant amount of time to these compliance efforts. These rules and regulations continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and expensive for us to obtain directors’ and officers’ liability insurance, and we may have to accept reduced limits of coverage under our insurance policies or incur significant expenses to maintain the same or similar coverage. In addition, the impact of these events may make it difficult to attract and retain qualified personnel to serve on the Board of Directors, Board committees or as executive officers.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

During the preparation of our audited financial statements for the fiscal year ended April 30, 2022, we identified material weaknesses in internal control over financial reporting. Specifically, we did not design or maintain effective management review related to (i) the conversion of our financial statements from Japan’s generally accepted accounting principles to U.S. GAAP, (ii) the valuation of stock-based awards, and (iii) the SEC financial reporting process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional accounting personnel and initiating design and implementation of our financial control environment, including the establishment of formal accounting policies and procedures, financial reporting controls and controls to account for and disclose complex transactions. This remediation process will be time consuming and costly and will place significant demands on our financial and operational resources. While we are focused on remediation, at this time we can neither provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan.

Furthermore, we cannot provide assurance that additional material weaknesses or control deficiencies will not occur in the future. If we identify additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be negatively affected.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until our second annual report required to be filed with the SEC. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report to be filed with the SEC following the date on which we are no longer an emerging growth company.

To comply with the requirements of being a public company, we may need to undertake various actions, to develop, implement and test additional processes and other controls. Testing and maintaining internal controls can divert our management’s attention from other matters related to the operation of our business.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We have identified material weaknesses in our internal control over financial reporting as discussed under “— Risks Related to this Offering and Ownership of the ADSs — We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our Company,” and may discover other significant deficiencies or material weaknesses in our internal control over financial reporting. We may not successfully remediate these significant deficiencies or material weaknesses on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ADSs could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. However, any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal controls over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ADSs, and could adversely affect our ability to access the capital markets.

The determination of the offering price of our ADSs is more arbitrary compared with the pricing of securities for an established operating company.

There is no public market for any securities of the Company prior to this offering. The public offering price of our ADSs will be negotiated between us and the Representative. We expect the following factors will be taken into account in determining the price and terms of the Company’s ADSs (and any additional ADSs to be acquired) in this offering:

•	the history, prospects, and prior offerings of companies similar to our Company;

•	our prospects;

•	our capital structure;

•	an assessment of our management;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

However, although these factors are expected to be considered, the determination of the offering price is more arbitrary compared to the pricing of securities of existing operating companies. Consequently, the price of the ADSs of the Company after this offering may fluctuate significantly due to general market conditions, economic conditions, and other factors.

We cannot assure you that the ADSs will become liquid, or we will maintain a listing on Nasdaq.

We have sought listing of the ADSs representing our common shares on Nasdaq; however, we cannot assure you that we will be able to maintain any such listing. Furthermore, although we anticipate a mechanism allowing common shares to be exchanged at a certain ratio to ADSs in connection with this offering, we may experience procedural or regulatory difficulties, from time to time, in the exchange of common shares for ADSs.

In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of the ADSs. This would also make it more difficult for us to raise additional capital or attract qualified employees or partners.

Additionally, prior to the completion of this offering, there has been no public market for our common shares or the ADSs. Although we intend to apply to list the ADSs on the Nasdaq under the symbol “PXDT ”, an active trading market for the ADSs may never develop or be sustained following this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling your ADSs at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common shares or ADSs, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares or ADSs as consideration.

If our ADSs become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our ADSs may be adversely affected.

If net tangible assets are less than $5,000,000 and the market price per ADS is less than $5.00, trading in our ADSs may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, a broker-dealer who recommends a security to a person other than an institutional, qualified investor must:

•	provide the purchaser with a special written suitability determination;

•	obtain the written consent of the purchaser to the transaction prior to the sale;

•

provide the purchaser with a risk disclosure document that identifies the specific risks associated with investing in penny stock and explains the market for these penny stock and the purchaser’s legal remedies; and

•

obtain a written confirmation signed and dated by the purchaser indicating that the purchaser has in fact received the required risk disclosure document prior to closing the transaction of the penny stock.

If our ADSs become subject to these rules, broker-dealers may have difficulty in effecting transactions with their customers, which could adversely affect trading activity in our ADSs. As a result, the market price of the Company’s ADSs may decline, and customers may find it more difficult to sell the Company’s ADSs.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our businesses and cause the price of the ADSs to decline.

If you purchase ADSs in this offering, you will experience immediate dilution.

If you purchase ADSs in this offering, you will experience immediate dilution of $● per ADS in the net tangible book value of your ADSs after giving effect to this offering at the initial public offering price (which is the midpoint of the price range set forth on the cover page of this prospectus) of $● per ADS (because the price that you pay will be substantially greater than the net tangible book value per ADS that you acquire. As a result of the dilution to investors purchasing ADSs in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. In addition, to the extent that any outstanding stock options or warrants are exercised, new options are issued under our share-based compensation plans or we issue additional common shares or common share-linked equity instruments in the future, there will be further dilution to investors participating in this offering. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our ADSs.

If, after listing, we fail to comply with Nasdaq’s requirements for continued listing, including corporate governance requirements and minimum closing price requirements, Nasdaq may take action to delist our ADSs. Such a delisting would likely adversely affect the price of our ADSs and impair your ability to sell or purchase our ADSs when you wish to do so. In the event of delisting, there can be no assurance that any action taken by us to restore compliance with the listing requirements will allow our ADSs to be relisted, stabilize the market price of our ADSs or increase liquidity, prevent our ADSs from falling below Nasdaq’s minimum bid price requirements or prevent future non-compliance with Nasdaq’s listing requirements.

We do not currently intend to pay dividends on our common shares for the foreseeable future.

We currently do not intend to pay any dividends to holders of our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any determination to pay dividends in the future will require shareholder approval and be subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or any of our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our ADS holders have purchased the ADSs.

Sales of a substantial number of our common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of our common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

Our board of directors may determine the number of common shares to be issued as equity compensation from time to time, and the future issuance of additional common shares in connection with such issuances or in other transactions may adversely affect the market of the ADSs.

We from time to time may grant equity-based compensation in the form of stock options or other equity incentives to our directors, internal corporate auditors, employees, and external consultants. The number of common shares to be issued for such purpose may be determined by our board of directors provided that notice is given to our shareholders, or by approval of our shareholders. As of May 3, 2023, 1,276,800 common shares are issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥147,173 per option. Each option can be exercised for 600 common shares. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. Any common shares to be issued as equity-based compensation, the exercise of outstanding stock options, or in other transactions, including future financing transactions, would dilute the percentage ownership held by the investors who purchase ADSs in this offering.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADS holders will receive these distributions in proportion to the number of common shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended (the “Securities Act”), but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

We could be subject to securities class action litigation.

In the past, securities class action lawsuits have often been filed against companies after the market price of their securities has declined. If the Company were to face such a lawsuit, it could result in significant costs and require diversion of management’s attention and resources, which could adversely affect the Company’s business.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The market price of our ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the public offering price.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. The public offering price for our ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of our ADSs following our public offering. If you purchase our ADSs in our public offering, you may not be able to resell those ADSs at or above the public offering price. We cannot assure you that the public offering price of our common shares represented by ADSs, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products, services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events;

•	our ability to obtain and maintain regulatory approvals for our products;

•	changes in laws or regulations applicable to our products;

•	adverse developments with respect to third party collaborators or suppliers, including our current sole supplier;

•	inability to obtain adequate product supply for approved products or to obtain supply at acceptable prices;

•	inability to obtain adequate product supply for approved products or to obtain supply at acceptable prices;

•	the extent or rate of market adoption of the Company’s products;

•

adverse developments regarding the safety, efficacy, accuracy or usefulness of our products, negative publicity related to issues related to our products, reputational concerns, peer group performance and news releases;

•	inability to conduct joint research, if necessary;

•	additions or departures of our key management personnel;

•	issuances by us of debt or equity securities;

•	changes in the market valuations of similar companies;

•	general economic, regulatory and market conditions, including recessions and slowdowns, due to pandemics (including the COVID-19 pandemic) or otherwise; and

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ADSs.

In addition to the risks addressed above, our ADSs may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ADSs. As a result of this volatility, investors may experience losses on their investment in our ADSs. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ADSs, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ADSs and understand the value thereof.

Risks Related to Japan

We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

We are incorporated in Japan as a joint stock corporation (kabushiki kaisha) with limited liability. All of our directors are non-U.S. residents, and all of our assets and the personal assets of our directors are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process upon us in the United States, or to enforce against us, or our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of U.S. federal or state securities laws or similar judgments obtained in other courts outside of Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal and state securities laws.

An increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is Japanese yen. An increase in our business activities internationally could expose us to fluctuations in foreign currency exchange rates. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and operating performance due to conversion of exchange rates and transactional differences.

We are actively expanding in Japan and are planning to expand overseas markets in the future, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We are actively expanding in Japan and plan to expand our business overseas in the future, especially in the United States and Southeast Asia. As a result, our financial condition and results of operations may be significantly affected by general economic conditions and the economic and financial conditions in Japan and internationally. Factors affecting these conditions include fiscal and monetary policies, laws, regulations and other policies of Japan and any other relevant countries. In addition, we may be affected by labor shortages in Japan and any other relevant countries. As a result, our sales may fall short of our expectations, our liquidity and capital position could deteriorate and our cost of credit could increase, which in turn could adversely affect our results of operations and financial condition and may result in a material adverse effect to our business.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our Articles of Incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including with respect to voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the common shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Dividend payments will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our common shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends.

Direct acquisition of our common shares, in lieu of ADSs, is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under the amendments in 2019 to Japan’s Foreign Exchange and Foreign Trade Law and related regulations (which we refer to as the “FEFTA”), direct acquisitions of our common shares in lieu of ADSs, by a Foreign Investor (as defined herein under “Description of Share Capital and Articles of Incorporation — Exchange Control”) may be subject to prior filing requirements under the FEFTA regardless of the amount of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our common shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. In addition, any Foreign Investor who intends to take delivery of common shares of the Company upon delivery of ADSs must obtain prior approval of the Japanese governmental authorities before taking delivery, which may take up to 30 days. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly.

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs once the depositary receives clearance for the acquisition of our common shares underlying the ADS. The requisite approval relating to this offering was received on •, 2023. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading our ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our common shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Description of Share Capital and Articles of Incorporation — Exchange Controls” and “Description of American Depositary Shares — Deposit, Withdrawal and Cancellation” in this Prospectus.

USE OF PROCEEDS

We estimate that we will receive approximately $ ● million in net proceeds from the sale of ● ADSs offered by us in this offering (or approximately $ ● million if the underwriters exercise in full their option to purchase up to ● additional ADSs from us), based on an assumed public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $ ● million payable by us.

We intend to use the net proceeds from this offering to support the development and commercialization of our technologies and related products, as well as for other working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we expect to use a significant portion of the net proceeds from this offering to fund the expansion of our products, including expanding our sales channels and marketing programs, and continuing to make investments in our research and development teams to support the development of new applications and new features for, and enhancements of, our existing products and product candidates. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any such acquisitions or investments.

We have no agreements or commitments for particular uses of the net proceeds from this offering, and our management will have discretion in allocating the net proceeds. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our product development and sales efforts, whether or not we enter into strategic transactions, our general operating costs and expenditures, and the changing needs of our businesses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $ ● million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us. We may also increase or decrease the number of ADSs we are selling in this offering. An increase (decrease) of 1,000,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $ ● million, assuming the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

We believe that our funds and the net proceeds from this offering will be sufficient to continue our businesses and operations as currently conducted in the next twelve months; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the development and expansion of our businesses and, therefore, do not intend to pay any cash dividends in the foreseeable future. Since our inception, we have not declared or paid any cash dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant and will require shareholder approval. Accordingly, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any transfer of the common shares subsequent to the dividend payment date. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our Articles of Incorporation. See “Description of Share Capital and Articles of Incorporation — Dividend Rights.” Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our common shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. See “Description of American Depositary Shares — Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of October 31, 2022:

•	on an actual basis;

•

on a pro forma basis to give effect to the Conversion and the issuances of an aggregate of ● shares of common stock after October 31, 2022, in connection with the exercise of outstanding stock options; and

•

on a pro forma, as adjusted, basis to give effect to the above and the issuance of ● ADSs in this offering at an assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth in this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Financial Information and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of October 31, 2022
(in thousands, except share amounts)	Actual(1)	Pro Forma(1)(4)	Pro Forma, as Adjusted(1)(2)
Cash and cash equivalents	$22,034	$22,034	●

Debt	$6,997	$6,997	●
Stockholders’ equity:			●
Common stock, no par value – 45,106,800 shares authorized; 6,000,000 shares issued and outstanding, actual; 52,142,400 shares authorized, 13,035,600 shares issued and outstanding, pro forma; and ● shares issued and outstanding, pro forma, as adjusted (3)(4)	673	673	●
Series AA convertible preferred stock, no par value – 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of $251, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma, as adjusted (3)(4)	—	—	—
Series A convertible preferred stock, no par value – 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of $5,803, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma, as adjusted (3)(4)	—	—	—
Series BB convertible preferred stock, no par value – 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of $1,345, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma, as adjusted (3)(4)	—	—	—
Series B convertible preferred stock, no par value – 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of $52,421, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma, as adjusted (3)(4)	—	—	—

	As of October 31, 2022
(in thousands, except share amounts)	Actual(1)	Pro Forma(1)(4)	Pro Forma, as Adjusted(1)(2)
Series C convertible preferred stock, no par value – 1,153,800 shares authorized; 1,153,800 shares issued and outstanding; aggregate liquidation preference of $29,318, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma, as adjusted (3)(4)	7,329	—		—
Additional paid-in capital	34,255	41,584		●
Accumulated deficit	(22,214)	(22,214)		●
Total stockholders’ equity	20,043	20,043		●

Total capitalization	$27,040	$27,040	$	●

(1)

Based upon the exchange rate of ¥148.63 = US$1.00, which was the foreign exchange rate on October 31, 2022, as reported by the U.S. Federal Reserve in its weekly release on November 7, 2022, (www.federalreserve.gov/releases/h10/2022/), and as used in our unaudited condensed financial statements as of and for the six months ended October 31, 2022 included elsewhere in this prospectus.

(2)

The number of common stock to be outstanding immediately after this offering is based on the issuance of ● ADSs in this offering and does not include (i) up to ● ADSs issuable upon the exercise in full by the underwriters of their option to purchase additional ADSs from us, and (ii) up to an aggregate of 1,282,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2022. The outstanding stock options have a weighted average exercise price of ¥147,326 per option and expire August 30, 2032. Each option can be exercised for 600 shares of common stock. Under the Companies Act, at least 50% of the proceeds from the issuance of ADSs are required to be credited to common stock with the remaining amount to additional paid-in capital.

(3)

These figures have been retroactively adjusted to give effect to the Share Split and reduction of authorized shares. See Note 2, “Summary of Significant Accounting Policies” to our unaudited condensed financial statements for the six months ended October 31, 2022 included elsewhere in this prospectus for further detail.

(4)	The pro forma figures as of October 31, 2022 have been computed to give effect to the automatic conversion of the convertible preferred stock and reduction of capital.

DILUTION

Upon completion of this offering, we will have one class of equity interests issued and outstanding: common shares. Purchasers of ADSs in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per ADS paid by the purchasers of the ADSs in this offering and the pro forma, as adjusted net tangible book value per ADS immediately after, and giving effect to, this offering. Dilution results from the fact that the initial public offering price (which is the midpoint of the price range set forth on the cover page of this prospectus) per ADS in this offering is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our presently outstanding common shares.

Our historical net tangible book value per common share is determined by dividing our net tangible book value, which is the book value of our total tangible assets less the book value of our total liabilities, by the number of outstanding equity interests. As of October 31, 2022, the historical net tangible book value of our common shares was $ ●, or $ ● per common share. On a pro forma basis, after giving effect to the Conversion and the issuances of common shares after October 31, 2022, in connection with the exercise of outstanding stock options (on an adjusted basis), our historical net tangible book value as of October 31, 2022 would have been $ ●, or $ ● per common share.

After giving effect to the (i) sale by us of ● ADSs in this offering at an assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma, as adjusted net tangible book value as of October 31, 2022, would have been $ ●, or $ ● per common share. The pro forma, as adjusted net tangible book value per common share immediately after the offering is calculated by dividing the pro forma, as adjusted net tangible book value of $ ● by ● shares of equity interests (which is the pro forma, as adjusted number of equity interests outstanding as of October 31, 2022). The difference between the initial public offering price per ADS and the pro forma, as adjusted net tangible book value per ADS represents an immediate increase in net tangible book value of $ ● per ADS to our existing shareholders, and an immediate dilution in net tangible book value of $ ● per ADS to purchasers of ADSs in this offering.

The following table illustrates this dilution to purchasers in this offering on a per ADS basis (in thousands, except per ADS data):

Assumed initial public offering price per ADS			$	●
Net tangible book value per common share before this offering (as of October 31, 2022)	$	●
Increase in net tangible book value per common share attributable to existing shareholders due to the issuance of common shares after October 31, 2022,	$	●
Pro forma net tangible book value per common share before this offering (as of October 31, 2022)	$	●
Increase in net tangible book value per ADS attributable to purchasers in this offering	$	●
Pro forma, as adjusted net tangible book value per ADS immediately after this offering			$	●
Dilution in pro forma, as adjusted net tangible book value per ADS to purchasers in this offering			$	●

Each $1.00 increase (decrease) in the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma, as adjusted net tangible book value per ADS immediately after this offering by $ ●, and the dilution in pro forma, as adjusted net tangible book value per ADS to purchasers in this offering by $ ●, assuming the number of

ADSs offered by us and this offering, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

We may also increase or decrease the number of ADSs we are selling in this offering. An increase (decrease) of 1,000,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma, as adjusted net tangible book value per ADS immediately after this offering by $ ●, and the dilution in pro forma, as adjusted net tangible book value per ADS to purchasers in this offering by $ ●, assuming the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional ADSs in this offering. If the underwriters exercise in full their option to purchase up to ● additional ADSs from us, the pro forma, as adjusted net tangible book value per ADS immediately after this offering would be $ ● per ADS, and the dilution in pro forma, as adjusted net tangible book value per ADS to purchasers in this offering would be $ ● per ADS, in each case assuming an assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of October 31, 2022, on the pro forma, as adjusted basis described above, the differences between the number of common shares underlying the ADSs purchased from us, the total consideration paid to us in cash, and the weighted average price per common share underlying the ADSs that our existing shareholders and the new purchasers in this offering paid. The calculation below is based on an assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount		Percent		Weighted Average Price Per Share
Existing shareholders(1)	●	●	%	$	●	●	%	$	●

Purchasers in this offering(1)(2)	●	●	%	$	●	●	%	$	●

Total	●	100%		$	●	100%		$	●

(1)	●
(2)	●

Each $1.00 increase (decrease) in the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by $ ● and $ ● per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by ● %, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by ● %s, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by $ ● and $ ● per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by ● %, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by ● %, assuming the assumed initial public offering price of $ ● per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional ADSs in this offering. If the underwriters exercise in full their option to purchase up to ● additional ADSs from us, the number of common shares underlying the ADSs held by purchasers in this offering would be increased to ● common shares, or ● % of the total number of common shares outstanding immediately after this offering, and the percentage of common shares held by our existing shareholders would be reduced to ● % of the total number of common shares outstanding immediately after this offering.

SELECTED FINANCIAL INFORMATION AND OPERATING DATA

The following tables set forth our selected financial information as of and for the years ended April 30, 2021 and 2022 and the six months ended October 31, 2021 and 2022. You should read the following selected financial information in conjunction with, and it is qualified in its entirety by reference to, our audited financial statements and the related notes thereto, our unaudited condensed financial statements and the related notes thereto, and the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this prospectus.

Our selected statement of operations information for the years ended April 30, 2021 and 2022, and our related selected balance sheet information as of April 30, 2021 and 2022, have been derived from our audited financial statements as of and for the years ended April 30, 2021 and 2022, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

Our selected statement of operations information for the six months ended October 31, 2021 and 2022, and our related selected balance sheet information as of October 31, 2022, have been derived from our unaudited condensed financial statements as of and for the six months ended October 31, 2022, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

(in thousands, except per share amounts)	Year ended April 30,			Six months ended October 31,
	2021(¥)	2022(¥)	2022($)(1)	2021(¥)	2022(¥)	2022($)(1)
Statement of Operations Information:
Revenue:
Services	¥512,772	¥636,265	$4,281	¥179,213	¥121,866	$820
Products	—	—	—	—	36,773	247

Total revenue	512,772	636,265	4,281	179,213	158,639	1,067
Cost and Expenses:
Cost of services	136,390	206,604	1,391	71,258	23,121	155
Cost of products	—	—	—	—	24,053	162
Research and development	601,731	694,072	4,670	364,465	339,283	2,283
Selling, general and administrative expenses	525,158	832,994	5,604	360,962	643,892	4,332
Other operating expenses, net	—	311	2	311	—	—

Total costs and expenses	1,263,279	1,733,981	11,667	796,996	1,030,349	6,932

Loss from operations	(750,507)	(1,097,716)	(7,386)	(617,783)	(871,710)	(5,865)
Interest expense	(17,672)	(24,777)	(167)	(11,662)	(13,423)	(90)
Other income	8,695	13,025	88	4,488	133	1

Loss before income taxes	(759,484)	(1,109,468)	(7,465)	(624,957)	(885,000)	(5,954)
Income tax expense	—	—	—	—	—	—

Net loss	¥(759,484)	¥(1,109,468)	$(7,465)	¥(624,957)	¥(885,000)	$(5,954)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted (2)	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000

Net loss per share attributable to common stockholders, basic and diluted (2)	¥(126.58)	¥(184.91)	$(1.24)	¥(104.16)	¥(147.50)	$(0.99)

Weighted-average shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited) (2)(3)					13,035,600	13,035,600

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (2)(3)					¥(67.89)	$(0.46)

(in thousands)	As of April 30,			As of October 31,		October 31, 2022 Pro Forma (¥)
	2021(¥)	2022(¥)	2022($)(1)	2022(¥)	2022($)(1)
Balance Sheet Information:
Total assets	¥4,541,714	¥3,789,682	$25,497	¥5,410,219	$36,401
Total liabilities	¥1,802,969	¥2,160,405	$14,535	¥2,431,301	$16,358
Stockholders’ Equity:
Series C convertible preferred stock, no par value; no shares authorized; no shares issued and outstanding at April 30, 2022 and 1,153,800 shares authorized; 1,153,800 shares issued and outstanding; aggregate liquidation preference of ¥4,357,518 ($29,318) at October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	1,089,380	7,329	—
Series B convertible preferred stock, no par value; 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of ¥7,791,269 ($52,421) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series BB convertible preferred stock, no par value; 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of ¥199,963 ($1,345) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series A convertible preferred stock, no par value; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of ¥862,500 ($5,803) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Series AA convertible preferred stock, no par value; 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of ¥37,303 ($251) at April 30, 2022 and October 31, 2022; no shares authorized, no shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	—	—	—	—	—	—
Common stock, no par value; 46,260,600 shares authorized, 6,000,000 shares issued and outstanding at April 30, 2022 and 45,106,800 shares authorized; 6,000,000 shares issued and outstanding at October 31, 2022; 52,142,400 shares authorized, 13,035,600 shares issued and outstanding at October 31, 2022, pro forma (unaudited)(2)(3)	100,000	100,000	673	100,000	673	100,000
Additional paid-in capital	3,946,038	3,946,038	26,549	5,091,299	34,255	6,180,679
Accumulated deficit	(1,307,293)	(2,416,761)	(16,260)	(3,301,761)	(22,214)	(3,301,761)

Total stockholders’ equity	2,738,745	1,629,277	10,962	2,978,918	20,043	2,978,918

Total Liabilities and Stockholders’ Equity	¥4,541,714	¥3,789,682	$25,497	¥5,410,219	$36,401

(1)

For convenience, the Japanese yen amounts are expressed in U.S. dollars at the exchange rate of ¥148.63 = US$1.00, which was the foreign exchange rate on October 31, 2022 as reported by the U.S. Federal Reserve in is weekly release on November 7, 2022 (www.federalreserve.gov/releases/h10/2022/).

(2)

These figures have been retroactively adjusted to give effect to the Share Split and reduction of authorized shares. See Note 2, “Summary of Significant Accounting Policies” to our audited financial statements for the years ended April 30, 2021 and 2022 included elsewhere in this prospectus for further detail.

(3)

On March 22, 2023, the Company’s issued and outstanding shares of convertible preferred stock were all converted into common stock on a one-to-one basis, which resulted in a total registered capital amount of ¥1,189,380 thousand for common stock. On March 27, 2023, upon the resolution of the stockholders, a reduction of the registered capital amount for common stock was approved in accordance with the Companies Act, with an effective date of April 30, 2023. As a result, ¥1,089,380 thousand of registered capital for common stock was reclassified to additional paid-in capital. The unaudited pro forma stockholders’ equity as of October 31, 2022 has been computed to give effect to the automatic conversion of the convertible preferred stock and the capital reduction. Unaudited pro forma basic and diluted net loss per share is computed to give effect to the automatic conversion of the Company’s outstanding convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this prospectus entitled “Selected Financial Information and Operating Data” and “Business”, and our financial statements and related notes thereto, included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies. As an emerging growth company, we have yet to generate significant revenue from any commercialization of our proprietary technologies or products.

Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products. While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Healthcare & Diversity and Workspace & Digital Transformation.

In the Healthcare & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan over the past six months: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with deaf and DHH in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the PMD Agency and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

In 2014, Dr. Yoichi Ochiai, our Chief Executive Officer and Dr. Takayuki Hoshi, our Chief Research Officer, developed “Pixie Dust,” a three-dimensional acoustic levitation technology, which enables the movement of objects in three dimensions by using ultrasonic control. Previously, ultrasonic waves had only been used to levitate objects and make them move in two dimensions. Since then, we have continued to work on overcoming the challenges in manipulating waves by improving the efficiency and performance of the computer processing required to control waves and making the circuit boards more sophisticated, as well as on applying our wave control technology to product developments and innovation.

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources to develop and commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value for our stakeholders.

To date, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies including under our collaboration arrangements. For our fiscal years ended April 30, 2021 and April 30, 2022, we generated revenues of ¥512,772 thousand and ¥636,265 thousand ($4,281 thousand), respectively, and incurred net losses of ¥759,484 thousand and ¥1,109,468 thousand ($7,465 thousand), respectively. For the six months period ended October 31, 2021 and October 31, 2022, we have generated revenues of ¥179,213 thousand and ¥158,639 thousand ($1,067 thousand), respectively, and have incurred net losses of ¥624,957 thousand and ¥885,000 thousand ($5,954 thousand), respectively.

Key Financial Definitions

Revenue. Our major sources of revenue include commissioned research and development, solution services, membership services, guest speaker services, and product sales.

Our commissioned research revenue has comprised the bulk of our revenue. As part of our commissioned research activities, we submit to our customers certain deliverables, such as reports, prototypes, and digital source code, which are generated during research and demonstration experiments or the verification and demonstration of the relevant digital technology to the customers. As part of our solution services, we sell or lend dedicated devices and provide system usage, planning, and monitoring services, principally through our hackke service and magickiri service. As part of our membership services, we operate a membership forum called “Pixie Nest,” which hosts meetings and distributes information to facilitate solving social issues based on knowledge gained by Pixie through industry-academia collaboration, and for which service our members pay a fee. As part of our guest speaker services, members of our management team speak for several media or external events such as academic or industry conferences managed by third parties. While the revenue from commissioned research and development will remain as a source of capital for us, we expect to gain more revenue from commercializing and expanding sales of our own products and solution services.

During the six months ended October 31, 2022, we generated revenue from new product sales in addition to commissioned research, solution services, membership services, and guest speaker services. New product sales are primarily comprised of SonoRepro and iwasemi. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the expected consideration in exchange for such goods or services. We recognize revenue from product sales to customers principally at the point of delivery of the product to the customer. When we generate revenue from e-commerce, it is recognized either at the time of shipment or at the time of delivery of the product to the customer, depending on the customer’s order designation.

Cost of services. Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to providing our services.

Cost of products. Cost of products consists primarily of material costs, outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to production.

Research and development costs. Research and development costs consist of salaries, benefits, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf.

Selling, general and administrative expenses. Our selling, general and administrative expenses (“SG&A”) are primarily composed of advertising and marketing promotion expenses, personnel costs for sales and marketing staff and general corporate functions, share-based compensation expenses, and rental and depreciation expenses.

Other operating expenses. Other operating expenses include a loss on disposal of property and equipment.

Interest expense. Interest expense consists primarily of interest expense arising from borrowings to banks.

Other income (expense). From time to time we have non-recurring, non-operating gains and losses which are reflected through other income/expense. These typically include income from interest and subsidies among other sources, and foreign exchange gain or loss.

Factors Impacting our Operating Results

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

•

The number and quality of partner companies which collaborate with us for joint research and development. We have historically generated revenues primarily from commissioned research and development and solution services we provided for other companies including under our collaboration arrangements. We intend to continue to generate revenue from these sources in the future, though the focus of our business is expected to be on commercializing our products. We face significant competition in seeking appropriate collaborators, which are sometimes also clients of our services. Collaborations are complex and time-consuming to negotiate and document. Whether we can continue to benefit from our collaborations with other companies will depend on whether we can establish or maintain strategic partnerships or other alternative arrangements for our product and product candidates on acceptable terms.

•

The commercialization and potential profitability of our wave control technology and related products. In the next few years, we plan to focus on commercializing SonoRepro, kikippa, VUEVO, and iwasemi. To date, we have only produced and sold an insignificant amount of SonoRepro and iwasemi. In the second calendar quarter of 2023, we launched VUEVO and kikippa in Japan. We also conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms in March 2023. These product launches have not resulted in significant sales so far. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the commercialization of SonoRepro, kikippa, VUEVO, and iwasemi. As we have a limited history of commercializing our products, it may be difficult to predict our future performance based on our current operation results. The commercial success of our products and product candidates is dependent on a number of factors including market acceptance of our products and solutions, our manufacturing and marketing capabilities, and our competitive and regulatory environments, among others, many of which may be out of our control. We plan to leverage our resources including our collaboration relationships with strategic partners in our efforts to commercialize our products and have seen some encouraging market reaction to SonoRepro and iwasemi so far. Our ability to achieve profitability by focusing on commercializing our products will depend on our ability to create and increase market demand for our products and manage our growth and the related costs effectively.

•

The market acceptance of our products and product candidates. The commercialization of our products is at an early stage and our business performance will depend on our ability to increase levels of user engagement in current and new markets. If we are unable to achieve the degree of market acceptance necessary for future commercial success of our product candidates, we may not be able to attract or retain customers and users or otherwise maintain or increase the frequency, duration, or level of their engagement.

•

The timing and cost to establish a sales, marketing, and distribution infrastructure. In order for us to successfully commercialize our products, we must either develop a sales, marketing, and distribution infrastructure or collaborate with third parties that have such commercial infrastructure and relevant sales and marketing experience. We expect to be able to build our commercial infrastructure over time as we launch and expand sales of our products, and we may rely on licensing and collaboration agreements with strategic partners for the commercialization of our products. If we establish the commercial infrastructure to support the sales, marketing, and distribution of our products, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group, and distribution support. Therefore, our business performance will likely depend on our ability to establish a successful infrastructure to market and sell our products, whether on our own or jointly with current or future collaborators.

•

Changes in general market and economic conditions. Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rate, business conditions, and the impact on economic conditions from pandemics such as COVID-19 and related prophylactic measures. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging environment for us and our strategic partners. We intend to continue to evaluate and adjust our operating strategies and cost management opportunities to mitigate any impacts on our results of operating operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.

We anticipate that our general and administrative expenses will increase in the future as a result of increased costs associated with being a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys, and accountants, among other expenses, and, in the case of public company-related expenses, services associated with strengthening our internal control over financial reporting, maintaining compliance with Nasdaq listing and SEC reporting requirements, director and officer liability insurance costs, and investor and public relations costs, among other expenses.

Results of Operations

Comparison of the year ended April 30, 2021 and 2022.

(in thousands)	Year ended April 30,			Change (2021 vs 2022)
	2021(¥)	2022(¥)	2022($)(1)	¥	%
Statement of Operations Information:
Revenue:
Services	¥512,772	¥636,265	$4,281	¥123,493	24.1

Total revenue	512,772	636,265	4,281	123,493	24.1
Cost and Expenses:
Cost of services	136,390	206,604	1,391	70,214	51.5
Research and development	601,731	694,072	4,670	92,341	15.3
Selling, general and administrative expenses	525,158	832,994	5,604	307,836	58.6
Other operating expenses, net	—	311	2	311	100.0

Total cost and expenses	1,263,279	1,733,981	11,667	470,702	37.3

Loss from operations	(750,507)	(1,097,716)	(7,386)	(347,209)	46.3
Interest expense	(17,672)	(24,777)	(167)	(7,105)	40.2
Other income	8,695	13,025	88	4,330	49.8

Loss before income taxes	(759,484)	(1,109,468)	(7,465)	(349,984)	46.1

Income tax expense	—	—	—	—	—

Net loss	¥(759,484)	¥(1,109,468)	$(7,465)	¥(349,984)	46.1

Revenue. Our revenue increased by 24.1% from ¥512,772 thousand in the fiscal year ended April 30, 2021 to ¥636,265 thousand ($4,281 thousand) in the fiscal year ended April 30, 2022, primarily due to an increase in the number of orders from commissioned research and development. During the fiscal year ended April 30, 2021, two customers accounted for approximately 37.5% of our total revenue. During the fiscal year ended April 30, 2022, three customers accounted for approximately 54.3% of our total revenue.

Cost of Services. Our cost of services increased by 51.5% from ¥136,390 thousand in the fiscal year ended April 30, 2021 to ¥206,604 thousand ($1,391 thousand) in the fiscal year ended April 30, 2022, primarily due to increases in outsourcing and personnel costs based on an increase in the number of orders and decreases in profit margins, which were due to changes in our service portfolio.

Research and Development. Our research and development expenses increased by 15.3% from ¥601,731 thousand in the fiscal year ended April 30, 2021 to ¥694,072 thousand ($4,670 thousand) in the fiscal year ended April 30, 2022, primarily due to increases in employment costs for our research and development function.

SG&A. Our SG&A increased by 58.6% from ¥525,158 thousand in the fiscal year ended April 30, 2021 to ¥832,994 thousand ($5,604 thousand) in the fiscal year ended April 30, 2022, primarily due to increases in professional service costs as we contracted with a law firm, an accounting adviser and our auditor in connection with preparations for this offering.

Other Operating Expenses. Our other operating expenses increased from zero in the fiscal year ended April 30, 2021 to ¥311 thousand ($2 thousand) in the fiscal year ended April 30, 2022, due to disposal of property and equipment.

Interest Expense. Our interest expense increased by 40.2% from ¥17,672 thousand in the fiscal year ended April 30, 2021 to ¥24,777 thousand ($167 thousand) in the fiscal year ended April 30, 2022, primarily due to an increase in outstanding borrowings.

Other Income. Our other income increased by 49.8% from ¥8,695 thousand in the fiscal year ended April 30, 2021 to ¥13,025 thousand ($88 thousand) in the fiscal year ended April 30, 2022, primarily due to an increase in subsidy income, partially offset by an increase in foreign exchange loss based on foreign exchange rate changes.

Comparison of the six months ended October 31, 2021 and 2022.

(in thousands)	Six months ended October 31,			Change (2021 vs 2022)
	2021(¥)	2022(¥)	2022($)	¥	%
Statement of Operations Information:
Revenue:
Services	¥179,213	¥121,866	$820	¥(57,347)	(32.0)
Products	—	36,773	247	36,773	100.0

Total revenue	179,213	158,639	1,067	(20,574)	(11.5)
Cost and Expenses:
Cost of services	71,258	23,121	155	(48,137)	(67.6)
Cost of products	—	24,053	162	24,053	100.0
Research and development	364,465	339,283	2,283	(25,182)	(6.9)
Selling, general and administrative expenses	360,962	643,892	4,332	282,930	78.4
Other operating expenses, net	311	—	—	(311)	(100.0)

Total costs and expenses	796,996	1,030,349	6,932	233,353	29.3

Loss from operations	(617,783)	(871,710)	(5,865)	(253,927)	41.1
Interest expense	(11,662)	(13,423)	(90)	(1,761)	15.1
Other income	4,488	133	1	(4,355)	(97.0)

Loss before income taxes	(624,957)	(885,000)	(5,954)	(260,043)	41.6

Income tax expense	—	—	—	—	—

Net loss	¥(624,957)	¥(885,000)	$(5,954)	¥(260,043)	41.6

Revenue. Our revenue decreased by 11.5% from ¥179,213 thousand in the six months ended October 31, 2021 to ¥158,639 thousand ($1,067 thousand) in the six months ended October 31, 2022, primarily due to decreases in commissioned research and development of ¥11,047 thousand ($75 thousand) and solution service of ¥43,305 thousand ($292 thousand), partially offset by an increase in product sales of ¥36,773 thousand ($247 thousand).

Cost of Services. Our cost of services decreased by 67.6% from ¥71,258 thousand in the six months ended October 31, 2021 to ¥23,121 thousand ($155 thousand) in the six months ended October 31, 2022, primarily due to variation of overhead cost allocation standard and increases in profit margins by changes in service portfolio.

Cost of Products. Our cost of products newly incurred ¥24,053 thousand ($162 thousand) in the six months ended October 31, 2022 due to the launch of new products.

Research and Development. Our research and development expenses decreased by 6.9% from ¥364,465 thousand in the six months ended October 31, 2021 to ¥339,283 thousand ($2,283 thousand) in the six months ended October 31, 2022, primarily due to variation of our overhead cost allocation standard and our selection and concentration of development products.

SG&A. Our SG&A increased by 78.4% from ¥360,962 thousand in the six months ended October 31, 2021 to ¥643,892 thousand ($4,332 thousand) in the six months ended October 31, 2022, primarily due to increases in professional service costs as we contracted with a law firm, an accounting adviser and our auditor in connection with preparations for this offering, as well as advertising expenses related to new products and compensation for consulting service.

Other Operating Expenses. Our other operating expenses decreased by 100.0% from ¥311 thousand in the six months ended October 31, 2021 to zero in the six months ended October 31, 2022, primarily due to the cessation of non-recurring items such as the disposal of property and equipment.

Interest Expense. Our interest expense increased by 15.1% from ¥11,662 thousand in the six months ended October 31, 2021 to ¥13,423 thousand ($90 thousand) in the six months ended October 31, 2022, primarily due to an increase in outstanding borrowings.

Other Income. Our other income decreased by 97.0% from ¥4,488 thousand in the six months ended October 31, 2021 to ¥133 thousand ($1 thousand) in the six months ended October 31, 2022, primarily due to an increase of a foreign exchange loss.

Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling ¥1,795,963 thousand ($12,083 thousand) as of April 30, 2022 and ¥3,274,956 thousand ($22,034 thousand) as of October 31, 2022, which were held and used for working capital purposes. Our cash and cash equivalents are comprised of cash on hand, demand deposits, and time deposits maintained at various financial institutions. We believe our working capital is sufficient for the Company’s requirements for the next 12 months.

We have funded our operations primarily through equity and debt financings, and revenue from our commissioned research and development pursuant to contractual arrangements with third parties. In June and September 2022, we received ¥2,178,760 thousand ($14,658 thousand) in gross proceeds from our sale of 1,153,800 shares of Series C convertible preferred stock. Additionally, the Company has outstanding loans from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited. See “ — Credit Facilities” below for more information on these loans.

Our commissioned research and development pursuant to contractual arrangements with third parties and our collaboration arrangements aimed at developing, testing and validating our products and product candidates with collaboration partners are a substantial source of revenue for our business. While the revenue from commissioned research and development will remain as a source of capital for us, we expect to gain more revenue from commercializing and expanding sales of our own products and solution services.

Uses of Capital Resources

We have incurred significant operating losses and negative cash flows since our inception. We incurred net losses of ¥624,957 thousand, ¥885,000 thousand ($5,954 thousand), ¥759,484 thousand, and ¥1,109,468 thousand ($7,465 thousand) for the six months ended October 31, 2021 and 2022 and the years ended April 30, 2021 and 2022, respectively. As of October 31, 2022, we had an accumulated deficit of ¥3,301,761 thousand ($22,214 thousand). Our primary use of capital resources has been to conduct research and development activities, organize and staff our Company, develop our business plan, secure related intellectual property rights, and raise capital.

Operating Capital Requirements

Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We expect to incur significant costs for at least the next several years to develop, manufacture, and distribute our products, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development and seek marketing approval for our Healthcare & Diversity products and related products as needed. As a result, we will require significant capital to support our ongoing operations and to drive our business strategy before we can generate significant revenues.

As of the date of this prospectus, we believe we need a minimum of JPY 1,521,000 thousand ($10,233 thousand) in order to fund our presently forecasted working capital requirements over the next 12 months. We have undertaken the present offering for purposes of acquiring the required capital and believe that the net proceeds of this offering will be sufficient to fund our presently forecasted working capital requirements over, at least, the 12 months following the date of this prospectus. However, as a result of certain factors presently unforeseen, we may require additional capital over the next 12 months, the receipt of which there can be no assurance. In addition, until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through the sale of equity, debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years. There can be no guarantees that debt or equity financings will be available to us on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations. The report of our independent registered public accounting firm for the fiscal year ended April 30, 2022 states that there is substantial doubt about our ability to continue as a going concern.

These estimates and assumptions underlying our belief in the sufficiency of our capital resources in the short term and our ability to obtain capital resources in the long term may prove to be wrong, and we could exhaust our capital resources sooner than we expect and may not be able to obtain resources on favorable terms, or at all. Our future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our ability to secure any required regulatory clearance or approval for our technology, products, and services;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our technology, products, and services;

•	commercial manufacturing, shipping, installation and deployment of our products and sufficient inventory to support commercial launch and expansion;

•

the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings, including the hiring of operational, financial and management personnel;

•	the effect of competing technological and market developments

•	our ability to maintain, expand and protect our intellectual property portfolio;

•	market acceptance of our technology, products, and services;

•	the ability to establish and maintain collaborations on favorable terms, if at all;

•	costs related to international expansion; and

•	the potential cost of, and delays in, product development as a result of regulatory oversight.

Additionally, a change in any of the above or other factors with respect to the development and commercialization of any of our products could significantly change the costs and timing associated with the development and commercialization of that product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. If we are unable to raise the capital we need when we need it or enter into such agreements, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our products. See the section titled “Risk Factors — We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.”

We will also incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Cash Flows

Comparison of the years ended April 30, 2021 and 2022

	Years ended April 30,
(in thousands)	2021 (¥)	2022 (¥)	2022 ($)
Statements of Cash Flows Data:
Net cash used in operating activities:	¥(589,065)	¥(1,075,326)	$(7,235)
Net cash provided by (used in) investing activities:	¥779,350	¥(74,702)	$(503)
Net cash provided by (used in) financing activities:	¥289,354	¥(120,110)	$(808)

Net Cash used in Operating Activities

During the years ended April 30, 2021 and 2022, net cash used in operating activities was ¥589,065 thousand and ¥1,075,326 thousand ($7,235 thousand), respectively, resulting from our net loss of ¥759,484 thousand and ¥1,109,468 thousand ($7,465 thousand), respectively, adjusted for non-cash charges and changes in components of working capital of ¥170,419 thousand and ¥34,142 thousand ($230 thousand), respectively. The increase in cash used in operating activities was primarily due to activities related to our business expansion.

Net Cash provided by (used in) Investing Activities

During the years ended April 30, 2021 and 2022, net cash provided by investing activities was ¥779,350 thousand and net cash used in investing activities was ¥74,702 thousand ($503 thousand), respectively. The increase in net cash provided by investing activities was mainly due to the redemption from our short-term investment at maturity in the year ended April 30, 2021, and the increase in net cash used in investing activities was mainly due to an increase in acquisitions of property and equipment for research and development in the year ended April 30, 2022.

Net Cash provided by (used in) Financing Activities

During the years ended April 30, 2021 and 2022, net cash provided by financing activities was ¥289,354 thousand and net cash used in financing activities was ¥120,110 thousand ($808 thousand), respectively. The increase in net cash provided by financing activities was primarily due to proceeds from long-term borrowings in the year ended April 30, 2021. The increase in net cash used in financing activities was primarily due to our repayment of long-term borrowings and our payment of offering costs in the year ended April 30, 2022.

Comparison of the six months ended October 31, 2021 and 2022

	Six months ended October 31,
(in thousands)	2021 (¥)	2022 (¥)	2022 ($)
Statements of Cash Flows Data:
Net cash used in operating activities:	¥(681,806)	¥(861,666)	$(5,797)
Net cash used in investing activities:	¥(62,626)	¥(49,321)	$(332)
Net cash provided by financing activities:	¥231,485	¥2,389,980	$16,080

Net Cash used in Operating Activities

During the six months ended October 31, 2021 and 2022, net cash used in operating activities was ¥681,806 thousand and ¥861,666 thousand ($5,797 thousand), respectively, resulting from our net loss of ¥624,957 thousand and ¥885,000 thousand ($5,954 thousand), respectively, adjusted for non-cash charges and changes in components of working capital of ¥56,849 thousand for the six months ended October 31, 2021 and primarily for stock-based compensation of ¥32,768 thousand ($220 thousand) and changes in components of working capital of ¥48,662 thousand ($327 thousand) for the six months ended October 31, 2022. The increase in cash used in operating activities was primarily due to activities related to our business expansion.

Net Cash used in Investing Activities

During the six months ended October 31, 2021 and 2022, net cash used in investing activities was ¥62,626 thousand and ¥49,321 thousand ($332 thousand), respectively, primarily due to an increase in acquisitions of property and equipment.

Net Cash provided by Financing Activities

During the six months ended October 31, 2021 and 2022, net cash provided by financing activities was ¥231,485 thousand and ¥2,389,980 thousand ($16,080 thousand), respectively, primarily due to proceeds from long-term borrowings in the six months ended October 31, 2021 and proceeds from issuance of Series C convertible preferred stock in the six months ended October 31, 2022.

Credit Facilities

As of October 31, 2022, the Company has outstanding loans (the “Bank Loans”) from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited. The main purpose of obtaining the Bank Loans has been to fund the Company’s operations.

On March 22, 2019, the Company entered into a loan agreement with The Shoko Chukin Bank, Ltd. The agreement provides for four loans to be advanced to the Company in March 2019, July 2020, July 2021 and July 2022, respectively, each in the amount of ¥250,000 thousand ($1,682 thousand), provided that the Company meets certain financial performance targets prior to each of the second, third and fourth loans. The loans under this facility carry an interest rate of 3% per annum and will mature in a lump sum on February 29, 2024. The outstanding balance as of October 31, 2022 was ¥1,000,000 thousand ($6,728 thousand), comprising the outstanding principal in the amount of ¥1,000,000 thousand ($6,728 thousand).

On November 30, 2020, the Company entered into a loan agreement with Resona Bank Limited for a principal amount of ¥40,000 thousand. The loan agreement was amended on the same date. Pursuant to the loan agreement, as amended, the loan carries an interest of 1.475% per annum, however, the loan is exempt from interest payment for the period from November 30, 2020 to November 29, 2023. In addition, the Company shall make a monthly repayment of ¥1,111 thousand and the last payment shall be made on November 30, 2025. This loan is guaranteed by Tokyo Credit Guarantee Corporation, an unaffiliated guarantee service provider. The outstanding balance as of October 31, 2022 was ¥40,000 thousand ($269 thousand), comprising the outstanding principal in the amount of ¥40,000 thousand ($269 thousand).

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of April 30, 2022 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by period
	( in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-term debt principal payments	¥790,000	¥5,555	¥776,664	¥7,781	¥—
Long-term debt interest payments	41,836	22,500	19,307	29	—
Operating Lease Obligations	1,254,012	92,429	177,876	174,882	808,825

Total	¥2,085,848	¥120,484	¥973,847	¥182,692	¥808,825

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Off-Balance Sheet Arrangements

As of October 31, 2022, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Research and Development

Commissioned research and development has been a substantial source of our revenue. We discuss with our collaboration partners what areas to perform research and development. Through trials and tests, we and our collaboration partners have found some results which we believe can be commercialized. We have developed and released our products such as SonoRepro, kikippa, VUEVO, and iwasemi under these collaborations. We have made a substantial investment in research and development including incurring personnel-related expenses and facility costs. We plan to continue investing in research and development to bring innovative products and solutions to the market.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates.

For a description of our significant accounting policies and recently issued accounting pronouncements, see Note 2 – Summary of Significant Accounting Policies to our financial statements included elsewhere in this prospectus.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.

Revenue Recognition

We adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on May 1, 2020 using the modified retrospective approach.

Under ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, net of consumption tax. Our customer contracts generally only include fixed consideration. Only certain of our product sales contracts contain a return policy. Payment terms are generally one month from the invoice date for all revenue streams. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. There is no significant financing component.

Nature of Goods and Services

We derive our revenue from the following sources:

Commissioned research

We receive compensation for conducting the research and demonstration experiments, verification, or demonstration of the digital technology. We submit the deliverables such as reports, prototype, and digital source code to the customer. The contracts include the customer acceptance right. Therefore, the revenue is recognized at a point in time, when the goods are delivered, and acceptance is completed.

Solution services

We provide the solution services by utilizing our own technologies and receive compensation from customers. For the years ended April 30, 2021 and 2022 and for the six months ended October 31, 2022, our services are principally hackke and magickiri services.

For hackke services, we sell the dedicated device and provide system usage service to the customer, which we identify as two distinct performance obligations. Since the contract for hackke services with a customer includes multiple performance obligations, the transaction price is allocated to each performance obligation based on their respective standalone selling price (“SSP”) which is estimated by management’s judgement.

For the sale of the dedicated device, the revenue is recognized at a point in time when products or deliverables are delivered, and acceptance is completed as the performance obligation is deemed to be satisfied at the time of completion of acceptance. For system usage service, revenue is recognized on a monthly basis as access rights are granted on a monthly basis.

For magickiri services, we provide both the planning and monitoring services which submit primarily the results to the customer in the form of reports. The revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed

In respect of commissioned research and solution services, for some contracts, we have a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. In these cases, we recognize revenue over time using the “as invoiced” practical expedient and thereby recognized the amount to which the entity has a right to invoice.

Membership services

We generally provide membership services in which we hold forums to discuss recommendations and future direction to solve social issues by utilizing our technologies. The consideration is received in advance and the contract terms are generally one year. Since the customer simultaneously receives and consumes the benefits of our performance, we recognize revenue over time i.e., membership period. The contract specifically states that no refund will be made, therefore we did not record any refund liability as of April 30, 2021 and 2022 and October 31, 2022. We record contract liability in respect of the amount of consideration received in advance.

Guest speaker services

The guest speaker services are provided by our management for several media and external events managed by a third party. The revenue from guest speaker services is recognized at a point in time when the services are delivered.

Product sales

We primarily sell two products “iwasemi” and “SonoRepro” which were launched or pre-sold for the six months ended October 31, 2022. Products are either sold directly to consumers through third-party ecommerce platforms and the Company’s web store, or directly to businesses. We recognize revenue from product sales to customers principally at the point of delivery of the product to the customer. When we generate revenue from e-commerce, it is recognized either at the time of shipment or at the time of delivery of the product to the customer, depending on the customer’s order designation. Our contracts for products sales only provide standard assurance warranty.

Significant Judgments and Estimates

Determining the method and amount of revenue to recognize requires management to make judgments and estimates. Judgments include determining whether to present revenue gross, as a principal, or net, as an agent, which is based on an evaluation of whether we control the service prior to it being transferred to the customer, and applying ASC 606 to our collaborative research and development arrangement.

Our contracts with customers may include multiple promises to transfer services to a user. Judgment is required to determine if the promises are separate performance obligations, and if so, the allocation of the transaction price to each performance obligation. For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling price (“SSP”) of each obligation. Judgment is required to determine SSP for each distinct performance obligation.

For the hackke services, we estimated SSP for the dedicated device using the adjusted market assessment approach as similar equipment is available in the market. Under the adjusted market assessment approach, we search for the competitors that sell similar equipment and takes into consideration several factors to determine the price it could charge to a similar customer like market share, expected profit margin, customer/geographic segments, and distribution channel. In respect of providing the system usage service to the customer, due to the difference in service design among customers, we do not have SSP for providing the system usage service to the customer. Thus, we estimated the SSP for the system usage service using the residual approach by reference to the total transaction price less the SSP of sale of device.

For product sales to businesses, we estimated SSP for the product using the observable selling price method for the product based on the price in transactions available with other similar companies. For the demonstration experiment report deliverable, we estimated SSP using the residual approach by reference to the total transaction price less the SSP of sale of the product.

In addition, for products sold to consumers, we grant limited rights of return through a certain third-party ecommerce platform. Sales returns are estimated and recorded based on historical sales and returns information. To-date, the Company has not had any returns and does not have a history of returns. Therefore, no refund liability was recorded as of October 31, 2022. However, the Company will continue to monitor its returns and record a refund liability for the consideration it does not expect to receive along with a right to recover asset.

Stock-Based Compensation

Our stock-based awards consist of stock options issued to employees and non-employees. We measure the estimated fair value of the stock-based awards on the date of grant. We recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. We record expense for awards with service-based vesting using the straight-line method. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. We account for forfeitures as they occur.

Fair values of stock options are determined using the Black-Scholes option pricing model. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of our future stock price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant measurement date. Changes in assumptions used to estimate fair value could result in different outcomes.

Expected Term. The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because we did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected Volatility. The expected stock price volatility assumption was determined by examining the historical volatilities of comparable publicly traded companies within our industry.

Risk-Free Interest Rate. The risk-free rate assumption was based on the U.S. treasury rate that was consistent with the expected term of our stock options.

Expected Dividend. The expected dividend assumption was based on our history and expectation of dividend payouts. We do not currently pay dividends on the common stock; therefore, a dividend yield of 0% was used in the Black-Scholes option pricing model.

Fair Value of Common Stock. The fair value of the common stock underlying the stock options has historically been the responsibility of and determined by our Board of Directors. Because there has been no public market for our common stock, the Board of Directors has used independent third-party valuations of our common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.

Income Tax

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to our historical operating performance and the recorded cumulative net losses in prior fiscal periods, the net deferred tax assets have been fully offset by a valuation allowance.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. We recognize uncertain tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. In identifying our uncertain tax positions, we reviewed the operating results and balance sheets; reviewed tax returns filed for open tax years including relevant supporting documents, preformed analysis on our book to tax differences and their impact and evaluated significant tax elections and position. We have concluded that all tax positions reported on our tax returns are highly certain tax position and we do not have any uncertain tax positions.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

We are exposed to foreign exchange risks in our international transactions such as purchases of services in U.S. dollars, and we expect our foreign exchange risks to increase as we conduct international sales of our products in the future. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen against the applicable foreign currencies, and vice versa. Most of our expenses are denominated in Japanese yen, and our Japanese yen expenses consist principally of compensation, contractor expenses, and rent. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. However, our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. The sensitivity of our income to foreign exchange rate changes is analyzed at year-end. In this sensitivity analysis, if the U.S. dollar were to appreciate against the Japanese Yen by 10%, as of October 31, 2022, the expected adverse impact on our net income would not be significant.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds 90 days.

We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. Our cash and cash equivalents are deposited with reputable financial institutions. We are highly selective in entering into engagements for long-term commissioned research and have not had any such customer default in their payment obligations. We are also diversifying our customer base as we expand our product sales. However, to date, a majority of our revenue has been generated from a small number of customers. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of October 31, 2022, our borrowings were only at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future results of operation may be affected due to changes in market interest rates.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

BUSINESS

Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies. As an emerging growth company, we have yet to generate significant revenue from any commercialization of our proprietary technologies or products.

Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products. While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Healthcare & Diversity and Workspace & Digital Transformation.

In the Healthcare & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan over the pasts six months: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with DHH in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the PMD Agency and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

In 2014, Dr. Yoichi Ochiai, our Chief Executive Officer and Dr. Takayuki Hoshi, our Chief Research Officer, developed “Pixie Dust,” a three-dimensional acoustic levitation technology, which enables the movement of objects in three dimensions by using ultrasonic control. Previously, ultrasonic waves had only been used to levitate objects and make them move in two dimensions. Since then, we have continued to work on overcoming the challenges in manipulating waves by improving the efficiency and performance of the computer processing required to control waves and making the circuit boards more sophisticated, as well as on applying our wave control technology to product developments and innovation.

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources and develop to commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value across different stakeholders.

To date, we have generated revenues primarily from commissioned research and development and solution services we have provided for other companies including under our collaboration arrangements. For our fiscal years ended April 30, 2021 and April 30, 2022, we generated revenues of ¥512,772 thousand and ¥636,265 thousand ($4,281 thousand), respectively, and incurred net losses of ¥759,484 thousand and ¥1,109,468 thousand ($7,465 thousand), respectively. For the six-month period ended October 31, 2021 and October 31, 2022, we have generated revenues of ¥179,213 thousand and ¥158,639 thousand ($1,067 thousand), respectively, and have incurred net losses of ¥624,957 thousand and ¥885,000 thousand ($5,954 thousand), respectively.

Our Revenue Models

As we create and commercialize a variety of products through applying our core proprietary wave control technology, we have adopted four revenue models: (i) the sales model; (ii) the subscription model; (iii) the lease model; and (iv) the licensing model. The table below illustrates the various sources of revenue we expect to obtain from these four models. We may apply one or more of these models to each of our products depending on the nature and features of the product. The revenue models that we plan to apply to each product is further discussed in the sections entitled “Collaboration and Commercialization” under “Our Products and Product Candidates” below.

Revenue model	One-time charge Upfront fee	Subscription fee	Lease Fee	Royalty

Sales Model	X

Subscription Model	X*	X

Lease Model	X*		X

Licensing Model				X

*	May be applicable, subject to product requirements.

The Sales Model. Under this model, we sell a product for a one-time charge. We have applied and plan to continue to apply the sales model to SonoRepro, the kikippa device, the VUEVO device and iwasemi.

The Subscription Model. Under this model, we expect to continue to receive proceeds from subscription fees for our software upgrades or other services based on the duration or volume of use after a product is sold to a customer. We have applied and plan to continue to apply the subscription model to certain services offered in connection with kikippa and VUEVO.

The Lease Model. Under this model, we lease a product for certain period of time and receive proceeds for the duration of the lease. We have applied and plan to continue to apply the lease model to SonoRepro.

The Licensing Model. Under this model, we license our technology to a third party to manufacture and sell the relevant product and receive royalties from the licensing arrangement. We have only applied the licensing model to iwasemi HX-a and may apply this model to our other technology applications.

Our Strategy

Our strategy is to continue to develop and commercialize innovative and practical products by applying our wave control technology. In this effort, we plan to:

•

Focus our sales efforts in establishing our brands and implementing customized marketing strategy for each of our main products. In the next few years, we plan to focus on further commercialization of SonoRepro, kikippa, VUEVO, and iwasemi. We intend to implement customized marketing strategies for each of these products depending on the nature and features of the product and to tailor initiatives to the product’s target audience. With respect to SonoRepro, VUEVO, and kikippa, we plan to position and market them as consumer personal care products for everyday use. We plan to adopt a multi-faceted, consumer-driven marketing strategy for these products including establishing distributor and retailer networks and leveraging online and print media and social media including our dedicated websites. With respect to iwasemi, we plan to market this product primarily through growing the awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials. In addition, as for all of these products, we plan to leverage our collaborative relationships with our R&D collaborators, which are established companies in the relevant industries, to jointly market these products.

•

Maximize the commercial potential of our technology applications with simultaneous revenue models. We plan to commercialize our products by simultaneously pursuing four revenue models (sales model, subscription model, lease model, and licensing model), which we believe will provide us the flexibility and long-term sustainability to monetize our technology applications. We expect to generate most of our commercialization revenue from our current products through the sales model and the subscription model. To date, we have only applied the licensing model to iwasemi HX-a.

•

Continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators, which contributed ideas and funds to our development and research endeavors. We intend to continue to leverage our established relationships and develop new collaborations in developing and commercializing our products. In particular, we intend to leverage our industry collaborators’ reputation, distribution channels, and service and support in raising market awareness and expanding sales of our products.

•

Drive innovation to increase applications of our wave control technology and upgrade our products. We plan to continue to invest in research and development to bring innovative and practical products and solutions to our customers. This may include new data, new features, new applications, and new services for our existing products and product candidates. As we continue our research, we may create new products or an extension of an existing product that may be subject to registration and approval as a medical device under the PMDA in Japan or in other jurisdictions. In such event, we would either modify our product so that it would not be subject to such compliance or, alternatively, proceed to seek the requisite regulatory approval.

Our Products and Product Candidates

While our wave control technologies have the potential to open up a variety of applications, we are currently focusing our business development efforts on the fields of Healthcare & Diversity and Workspace & Digital Transformation.

Healthcare and Diversity

In the Healthcare & Diversity field, we apply our wave control technologies to seek solutions to improve general daily care and well-being and assist people with physical impairments or functional limitations to live healthy, productive, independent, dignified lives. We have designed our products to be used alone, or as a reasonably priced supplement to an individual’s prescribed medication or treatment. Below are our main product and product candidates with respect to this area. We plan to focus in the near term on further commercialization of our three personal care products in Japan: SonoRepro, launched in November 2022, kikippa, launched in April 2023, and VUEVO, launched in March 2023.

SonoRepro

SonoRepro is a personal scalp care device, which we launched in Japan in November 2022. SonoRepro was developed based on non-contact vibrotactile stimulation with ultrasound, one of our proprietary wave control technologies. It is designed in the shape of a showerhead. Users can power on the device and hold it in place on their scalp with one hand. While the outer edge of the device touches the head, the ultrasound-wave generating components inside the device do not. The device is programmed to vibrate every minute, reminding users to move it to a different spot on their scalp. No adverse side effects have been observed to date. We have not made, and do not make, any claims that SonoRepro may stimulate hair growth.

SonoRepro won “CES 2023 Innovation Award” at the Consumer Electronics Show 2023 where over 3,200 companies participated.

SonoRepro

Related Research and Potential Future Developments

In researching the use of ultrasound to promote wound healing, we discovered through experiments on mice that ultrasound stimulation can boost hair growth. From 2019 to 2020, we collaborated with Angfa Co., Ltd., a Japanese hair regrowth pharmaceutical company (“Angfa”), to conduct a clinical study, “Effects of an Ultrasound Focusing Device for Noncontact Force Radiation on Hair (UMIN000038797),” which demonstrated that non-contact vibrotactile stimulation increases the percentage of anagen hair and decreases the percentage of telogen hair. The test conducted was a comparative test on 11 healthy men aged between 20 and 30 years old (one participant declined to continue during the test process) to reveal hair changes before and after treatment with ultrasound. Ultrasound was emitted for 20 minutes once a week using a non-contact ultrasound focusing device on one temporal region. The study aimed to measure changes in median hair length (extension), anagen hair ratio, telogen hair ratio, and median hair diameter (thickness) before and after treatment. The results showed that there was no significant difference between the treatment and non-treatment group in terms of the change in median hair length (from three days after shaving before treatment to three days after shaving after 16-week treatment). However, the paired t-test indicated a significantly higher anagen hair ratio and lower telogen hair ratio in the treatment group compared to the non-treatment group (from three days after shaving before treatment to three days after shaving after 16 weeks treatment). In addition, there was no significant difference between the two groups in terms of median hair diameter after 16 weeks of treatment. The study also conducted gene expression tests related to the hair cycle, which revealed a significant increase in FGF12 and WISP1 expression in the treatment group compared to the non-treatment group, along with a trend increase in BMP4 expression in the treatment group. For the significance probability (p-value), the significance level was set at 5% with a two-tailed test, and 10% was considered a trend. The p-value is a measure of the probability of observing a difference between the groups as extreme as or more extreme than the one observed if there was no real difference between the groups. No adverse events that could be attributed to the non-contact vibrotactile stimulation was reported by any of the subjects. The results of this clinical study were presented at the World Congress for Hair Research 2022.

Although our research to date is encouraging, we expect to continue our studies in this area and may make adjustments to our product in the future, if necessary and appropriate, including launching new models of SonoRepro with additional or improved features. SonoRepro represents our first attempt at utilizing ultrasound technology in personal care devices. We believe there may be further potential for other applications in this field, including the use of ultrasound for improving skin conditions, wound healing, and other uses. To this end, we are continuing our research and development efforts through collaborations with universities and partner corporations.

Market and Competition

In Japan, there are many types of hair scalp massagers available in the market. They are typically handheld devices that are used to massage the scalp, promote blood circulation, and reduce stress. Our biggest competitors include the following products: Denkibari Brush sold by GM Corporation, Doctor Scalp sold by Will A Co., Ltd., Tillet sold by WATAKYU CREAT CO., LTD., LH Scalp EX sold by ARTNATURE INC., Scalp Lift sold by YA-MAN, Ltd., and Repronizer sold by LUMIELINA, INC. All of these competitors are more established companies with greater name and brand recognition and more established sales channels. In addition, as we currently do not, and do not plan in the near future to, market SonoRepro as a medical device, we are subject to regulatory limitations in making claims about SonoRepro’s effects. Based on information provided by the Japanese Medical Information System Development Center, our competitors in the scalp massage devices field typically do not seek regulatory approvals for their products. As we have only recently launched our product, our market share is nominal at present.

Collaboration and Commercialization

We have collaborated with Angfa to develop and commercialize SonoRepro. Under a distributorship agreement we entered into with Angfa on June 20, 2022, Angfa was appointed as a non-exclusive distributor for our SonoRepro product within the territory in Japan. The specific terms, such as the amount, price, delivery date, expenses, or other conditions are separately determined by the parties through accepted purchase orders. We have retained the right to distribute the product in Japan independently by ourselves or third parties. Angfa may receive incentive fees from us based upon sales volume. The term of the agreement is one year and will expire on June 20, 2023, and we may terminate the agreement if the parties do not agree to renew it within one month before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

In Japan, initial pre-sales of SonoRepro in July 2022 through Makuake, a Japanese product launch platform, were encouraging, and we began selling this product on our own e-commerce site in November 2022. To date, we have sold SonoRepro through e-commerce sites and retail sales store such as bic camera (one of the most popular Japanese consumer electronics retail chains) and Tsutaya Kaden. We are using TV commercials in Japan to promote our product. We also have started a rental program for SonoRepro and sales to barber shops and beauty salons for sale to their own customers. To offer a more comprehensive solution for our customers, we have commenced selling a third-party medication for treating hair loss along with SonoRepro in January 2023. This requires us to meet certain regulatory requirements including obtaining a license for store-based distribution, which we obtained in December 2022.

At this stage, we do not plan to market SonoRepro as a medical device or claim that it has a medical effect of improving thinning hair. We initiated sales of SonoRepro in Japan in November 2022 as a personal scalp care device without making any claims relating to hair growth or preventing hair loss. We believe by doing so we do not need to apply for a medical device approval under Japanese law and expect to continue to do so. In the long term, we also plan to expand our sales to other countries, initially focusing on other Asian countries. If opportunities arise to expand our product markets to foreign jurisdictions, and if the regulations in the applicable foreign jurisdictions require us to market SonoRepro as a medical device, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or extensions of our existing SonoRepro product based on its underlying technology that may qualify as a medical device in Japan or other jurisdictions. In such event, we will seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products.

The revenue model we have applied to SonoRepro is the sales model or the lease model. Under the sales model, we charge a one-time fee for each sale. Under the lease model, we receive lease revenue for the duration of the lease.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture SonoRepro and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with KAGA FEI Co., Ltd. (“KAGA FEI”) on June 1, 2022, we engaged KAGA FEI as a non-exclusive manufacturer of SonoRepro, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from June 1, 2022 to June 1, 2024; however, the agreement will terminate earlier if we have accepted 13,700 units of SonoRepro before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We primarily rely on our manufacturer to purchase raw materials for the manufacture of SonoRepro, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of SonoRepro.

Intellectual Property

We have filed 10 patent applications in Japan for the ultrasonic control element technology from the development stage. In addition, we have filed a PCT application covering the United States, Europe, and China based on the Japanese patent application for the specifications of the SonoRepro product. We have acquired design patent rights for the SonoRepro enclosure and the design of the ultrasonic vibration arrangement. We have acquired trademark rights for the product name “SonoRepro” in Japan and expect to apply in the future for trademark rights in other major countries where we plan to sell the product.

kikippa

kikippa is an acoustic stimulation device that functions as a desk-top speaker and was launched in Japan in April 2023. kikippa utilizes our technology to implement period-equivalent amplitude modulation to daily speech, such as television or radio broadcasts, and inserts sounds that are intended to stimulate gamma waves. Users can use an audio cable to connect kikippa to a TV set or radio or any other audio device. kikippa’s embedded SIM card allows it to receive signals from us via telecommunication to perform the modulation function. Once the device is powered on, users can activate or deactivate the gamma wave sound mode using a remote control to generate or stop the modulated sounds. We have not made, and do not make, any claims that kikippa may treat cognitive impairment. Additionally, we have a dedicated website and LINE (a popular Japanese social networking service) integration function that allows users to check the usage status of their devices.

kikppa

Related Research and Potential Future Developments

An academic research report published by Massachusetts Institute of Technology (“MIT”) in Cell in 2019 suggested that listening to sound pulses for a period corresponding to gamma waves in the brain (approximately 40 hertz) was found to induce gamma waves and improve dementia in mice. When the subject mice were stimulated with 40-Hz sound pulses, neural activity synchronized with the stimulation was observed not only in the auditory cortex but also in the hippocampus. Furthermore, a reduction of amyloid in the auditory cortex and hippocampus and morphological and functional changes of microglial cells were observed. The performance was improved in the evaluation of cognitive function. As published in medRxiv in 2021, in MIT’s clinical study on cognitively normal individuals, patients with medically intractable epilepsy, and patients with mild Alzheimer’s disease dementia, they confirmed that 40-Hz brain waves can be induced by 40-Hz sound pulses and light sensory stimulation. In the same experiment, the results they obtained suggested that cognitive deterioration and brain atrophy were suppressed.

We expect that the pulsed sounds, while acceptable during experiments, would be unbearable for the human ear in daily life. We developed a process for the modulation of everyday audio sounds, such as TV sound, by applying amplitude modulation with a period equivalent to gamma waves. Based on our modulation algorithm developed to date, we confirmed that the modulated signals also induce or synchronize gamma waves in human brains. Specifically, we conducted experiments in which we modulated a 1-kHz signal, TV news program and music recording using our algorithm and measured the resulting brain waves in subjects who listened to these modulated sounds.

In one of our experiments, 26 subjects with an average age of 22.7 years old (four subjects were excluded from analysis because of measurement noise) were presented with eight different sound stimuli of 0.5 seconds duration through headphones at an equivalent noise level of 60 dB. Electrical activity in the brain was measured using active electrodes while the stimuli were presented. The eight stimuli were (a) 40 Hz sine wave, (b) 1 kHz sine wave, (c) 20 Hz sine modulation of 1 kHz sine wave, (d) 40 Hz sine modulation of 1 kHz sine wave, (e) 80 Hz sine modulation of 1 kHz sine wave, (f) 40 Hz sawtooth modulation of 1 kHz sine wave, (g) 40 Hz inverse sawtooth modulation of 1 kHz sine wave, and (h) one cycle of 1 kHz sine wave repeated at 40 Hz (duty ratio 4%). Stimuli (a) and (b) had no modulation, and all stimuli from (c) to (g) had 100% modulation depth. The mean amplitude of the wavelet coefficients at a center frequency of 40 Hz was tested for differences by multiple comparisons using Tukey’s method at a significance level of the p-value of 1%. The p-value is a measure of the probability of observing a difference between the groups as extreme as or more extreme than the one observed if there was no real difference between the groups. The results showed a significant difference between stimulus (b), an unmodulated tone, and stimuli (f), (g), and (h), but no significant difference with stimulus (a), an unmodulated 40 Hz sine wave. This indicates that the presentation of a 40 Hz modulated sound stimulus, rather than an unmodulated 40 Hz sine wave, is necessary to elicit gamma waves. In addition to stimulus (h), which had a low duty ratio, stimuli (f) and (g), which were amplitude modulated, also showed significant differences from the unmodulated sound, suggesting the possibility of arbitrarily selecting the sound stimulus to be modulated. The results of this experiment were presented at the 11th Annual Meeting of Japan Society for Dementia Prevention.

In another experiment, recordings of a Japanese TV news and music program were used to investigate the effects of amplitude modulation on brain wave synchronization. SpectraLayers 7, a commercial software was used to separate each sound source into voice/vocal and background parts. Seventeen young participants with normal hearing were employed. Participants listened to 15-second stimuli randomly presented four times via earphones at an A-weighted equivalent sound level of 72 dB (dBA). The stimuli consisted of original sound with 100% amplitude modulation by sinusoidal and inverse-sawtooth wave, sound with background parts modulated by 40-Hz sinusoidal and inverse-sawtooth wave, and non-modulated sound, in addition to 1-kHz sinusoidal wave, 1-kHz sound modulated by 40-Hz sinusoidal and inverse sawtooth, and a pulse train with a period of 1/40 s (each pulse contains 1 cycle of 1-kHz sinusoidal wave). The phase locking indices (PLI) of the 40 Hz components of the derived signals were calculated and analyzed. Results showed increases in PLI for all stimuli with amplitude modulation compared to non-modulated stimuli, whose PLI were less than 0.03. Specifically, the PLIs of the pulse train and the inverse-sawtooth modulation of 1 kHz wave were high at 0.40 and 0.35, respectively. The 100% modulated news program and music showed high synchronization with PLIs of around 0.20 to 0.25. The sound with modulated background parts also showed synchronization with PLIs of around 0.10 to 0.15. These results suggested that modulated sound stimuli can synchronize brain waves at their modulation frequency without reducing the intelligibility of vocal or narrative elements. The results of this experiment were presented at the 2023 Association for Research in Otolaryngology MidWinter Meeting.

We recognize that the effect of modulated sound on brain waves is a relatively unexplored field of research. Studies have suggested connections not only between diseases and brain waves, but also between emotional states and brain waves. kikippa is our first product designed to use modulated sound in daily life with the expectation to evoke certain brain wave activity. We plan to continue our research in this field and explore opportunities to leverage the effects of modulated sound to facilitate daily care and activities.

Market and Competition

We expect kikippa to benefit the aging population as a personal care device, while we believe kikippa may be utilized in conjunction with medication on cognitive impairment as part of an individual’s overall care strategy, we are not aware of any such recommended use by medical practitioners to date. We believe kikippa is a novel device. Nonetheless, kikippa faces competition from various providers of devices and products for stimulation of the brain, including intellectual games such as Sudoku, many of which are more established companies with greater name and brand recognition and more established sales channels.

Collaboration and Commercialization

Since December 2021, we have been collaborating with Shionogi & Co., Ltd., a Japanese pharmaceutical company (“Shionogi”), and its affiliate, Shionogi Healthcare Co., Ltd. (“Shionogi Healthcare”), to develop and commercialize kikippa. Under a business collaboration agreement we entered into with Shionogi and Shionogi Healthcare on November 21, 2022, Shionogi Healthcare will be responsible for marketing and distributing kikippa, while we can sell the product separately in Japan. We will manufacture and deliver kikippa to Shionogi Healthcare for sale to consumers, and the specific terms, such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. We will also provide end-user support services. The intellectual property resulting from the collaboration is jointly owned by us and Shionogi, except in cases where the relevant technologies are independently developed by either party. The agreement will remain effective for two years, after which it will automatically renew for one year unless either party gives notice of its intention not to renew with reasonable grounds six months before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

At this stage, we do not plan to market kikippa as a medical device or claim that it has a medical effect of improving cognitive impairment. We initiated sales of kikippa in Japan in April 2023 as an acoustic stimulation device. We believe by doing so we do not need to apply for a medical device approval under Japanese law. In the long term, we plan to expand our sales to other countries, initially focusing on other Asian countries. If opportunities arise to expand our product markets to foreign jurisdictions, and if the regulations in the applicable foreign jurisdictions require us to market kikippa as a medical device, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or extensions of our existing kikippa product based on its underlying technology that may qualify as a medical device in Japan or other jurisdictions. In such event, we will seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products.

The main revenue models we expect to apply to kikippa are the sales model and the subscription model. We plan to generate revenue from both sales of the speakers and charging a subscription fee for providing continuous access to our modulation program via the Internet, along with program upgrade and other web-based services, to the users for a subscribed period. The gamma wave mode will not be available without a subscription to our modulation program.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture kikippa and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS Co., Ltd. (“JENESIS”) on September 26, 2022, we engaged JENESIS as a non-exclusive manufacturer of kikippa, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from September 1, 2022 to August 31, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of this product. All materials are purchased through our contract manufacturer, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of kikippa.

Intellectual Property

All intellectual property relating to the product will be jointly owned by us and Shionogi, except where the relevant deliverables and technologies are independently developed by either party. We and Shionogi have jointly filed 9 patent applications in Japan and 2 patent applications on the PCT for this device, which are intended to cover: (1) the signal processing method that converts everyday sounds, such as TV sound, into non-invasive sound stimuli; and (2) functions that improve the usability of the equipment. We also have filed a design patent application for the equipment housing. All these patents are pending and have not yet been registered. We have applied for trademark protection of the product brand in Japan and intend to apply for trademark protection of the product brand in other key markets where we will market and sell the product. Trademarks will be owned by us and licensed to Shionogi.

As most of the patents related to kikippa will be jointly owned between us and Shionogi, if we implement the patents by ourselves, we may do so without consent from Shionogi, but we will be required to pay them a customary license fee. The prior written consent of Shionogi is required for disposal, transfer, or pledge of the co-ownership interest. If we license the patent technology to a third party to generate income, we must obtain the prior written consent of Shionogi, and pay them a portion of the license fee, which will be determined by separate negotiation.

VUEVO

We are applying our sensing technology to develop a series of products under the name VUEVO, which can display the direction and content of a speaker’s speech. We have introduced VUEVO mic, which is a tabletop microphone that can connect to a computer or tablet. Using an intuitive user interface on a computer, tablet, or smartphone, VUEVO mic provides real-time direction and speech content recognition of participating members in a meeting or conversation. The microphone collects utterances from all angles and displays the content in the direction of the speaker. The user interface is designed to identify the speaker and their content, and users can start a conversation and invite others to join via a smartphone app. VUEVO mic comes with a USB charging cable and USB AC adapter for recharging. When charging, the battery indicator on the top of the microphone flashes according to the charge amount and turns off when charging is complete.

Additionally, VUEVO provides the user with transcribed data that includes the speaker’s information, which can then be used to create minutes of meetings. The transcription engine can also be replaced by a translation engine to provide real-time translation capabilities. VUEVO will be provided as a set of hardware and a network service.

Related Research and Potential Future Developments

Originally, a doctoral student with congenital hearing loss was conducting research on DHH people in Dr. Ochiai’s Laboratory at the University of Tsukuba, focusing on the use of smart glasses with a transcription function to enable the contents of the voice to be visually confirmed as subtitles. We acquired the research in 2019 and proceeded to develop the system through interviews with more than 100 DHH people. To address the difficulty of distinguishing between multiple voices and accurately perceiving the direction of the voice, we developed an algorithm based on our proprietary wave control technologies, to realize a function that detects the direction of the voice and displays that direction on the smart glasses. Our algorithm also improves noise immunity for transcription. Once recognized, the position of the speaker is retained, so that subtitles of different colors can be displayed for each speaker, subtitles can be overlaid in the direction of a speaker who is within the visible area, and indications can be displayed when someone outside that area starts speaking so that the user can see the subtitles displayed if they turn to that direction.

In the next phase, we plan to develop VUEVO glasses based on augmented reality (“AR”) technology. Using the same core VUEVO technology as VUEVO mic, our goal for the glasses is to superimpose the content of speech onto the speaker in real space from the perspective of the viewer wearing the glasses. As our research and development continues, we expect to launch new models of VUEVO with additional or improved features.

VUEVO glasses, which are currently under development, are worn in the same way as eyeglasses. Speech is projected in real time on the inside of the lenses, allowing the user to read what is being said. We expect that VUEVO glasses will incorporate our proprietary algorithm that overcomes certain challenges by extending conventional technology. For example, when a wearable device is attached to a flexible joint, such as the neck, errors can accumulate in inertial sensor-based posture correction algorithms, resulting in a shift in the origin and direction of coordinates. This misalignment means that the wearable device will not be able to correctly capture and display the direction of the voice. We have developed a proprietary algorithm that can continue to compensate for shifts in the origin and direction of coordinates caused by neck movements. As a result, the expected use cases may not be limited to the desktop for meetings, schools, and homes; rather, the range of application is expected to be expanded to include conversations during commuting and other forms of transportation, as well as at work.

We expect that the market for use cases where AR is considered a mere “nice-to-have” will soon reach a plateau. To ensure VUEVO glasses will be accepted by a wide market, we believe that we need to continue to enhance them in collaboration with organizations for the hearing impaired in Japan to enhance our product’s functions, with the goal of making VUEVO glasses a highly desirable user aid for its users.

VUEVO mic	Prototype of VUEVO glasses

Illustration of visual display designed for VUEVO glasses

Market and Competition

The market for voice recognition devices like VUEVO mic is relatively small but growing, with several key players competing in the space. Some of the major players in this market include: (i) Amazon’s echo and Alexa devices, which have voice recognition capabilities with features such as closed captions; (ii) Google’s Home and Google Assistance, which have voice recognition capabilities with features such as live transcription; and (iii) Apple’s Siri, which has voice recognition capabilities and features like live transcriptions and closed captions. Additionally, there are several companies that manufacture smart glasses like VUEVO glasses including: (i) Google Glasses, which was recently re-released in a new version for enterprise use; (ii) Microsoft’s HoloLens, which is a mixed reality headset that allows users to interact with holographic images and objects in the environment; and (iii) Meta’s AR glasses that are being developed to overlay digital information onto the user’s real-world environment, providing a mixed reality experiences. Overall, the market for voice recognition devices is still in its early stages, but we believe there is significant potential for growth and innovation.

While our competitors offer a variety of innovative features, VUEVO is designed and targeted to assist the DHH population, in particular, by allowing them to identify who is speaking and view speech instantly. While VUEVO can be used in conjunction with hearing aids, consumers may deem VUEVO as an alternative, and in that perspective, VUEVO faces competition from manufacturers and suppliers of hearing aids. Many of them are more established companies with greater name and brand recognition and more established sales channels.

Collaboration and Commercialization

We have collaborated with Sumitomo Pharma Co., Ltd., a Japanese pharmaceutical company (“Sumitomo Pharma”), to jointly develop VUEVO products since September 2022. Under a joint research and development agreement we entered into with Sumitomo Pharma on September 16, 2022 (the “2022 Agreement”), the intellectual property relating to VUEVO is jointly owned by us and Sumitomo Pharma, except that works of program, database, design information of software and hardware as stipulated in the Copyright Act in Japan, as well as copyrights of the aforementioned results and corresponding rights under the laws outside Japan will belong solely to Pixie. From March 2021 to February 2023, we had entered into four joint patent application agreements relating to patents and design relating to VUEVO.

We introduced VUEVO mic to the market in March 2023. We plan to market the product initially in Japan. We intend to expand overseas in the future, initially focusing on the United States and the European Union, subject to suitable market conditions. At present, we are marketing VUEVO mic on our own and do not have any collaborators or partners for sale of this product. We expect there will be two sales channels, one for businesses and the other for retail/personal use. However, our initial launch is focused only on sales to businesses.

In connection with our sales of VUEVO mic, we entered into a royalty agreement with Sumitomo Pharma on March 29, 2023. The agreement granted us exclusive licenses for the intellectual properties related to the product, as set forth in the 2022 Agreement. This license covers the manufacturing and sales of the product, providing services related to the product with customers, and other services incidental to the product in jurisdictions worldwide. During the period from March 1, 2023 to April 30, 2031, we will pay Sumitomo Pharma a nominal fixed rate royalty based on the total amount of net revenue of the product, net revenue for installment of the services related to the product, and net revenue of monthly service related to the product. However, we are not required to pay the royalty if there is no surplus after deducting expenses and research and development costs in a threshold amount from our revenue for the product and the services during the term. The agreement contains other customary terms regarding the ability to conduct additional research and development activities, the results of which will be owned by us. Sumitomo Pharma has been granted certain rights to collaborate with us on terms to be mutually agreed by February 2026. The term of the agreement is from March 29, 2023 to April 30, 2024, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date.

The main revenue models we expect to apply to VUEVO are the sales model and the subscription model. We plan to generate revenue from both sales of the products and charging a subscription fee for providing transcription and other services to the users for a subscribed period.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture VUEVO and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS on June 1,

2022, we engaged JENESIS as a non-exclusive manufacturer of VUEVO, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from June 1, 2022 to May 31, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of this product. All materials are purchased through our contract manufacturer, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of VUEVO.

Intellectual Property

We have filed 9 patent applications in Japan and 4 PCT applications related to VUEVO, which are intended to cover the technology related to display methods that enable natural recognition of speech content and sound sources in real time. On the other hand, we protect our unique algorithms to estimate multiple sound source directions as a trade secret to prevent imitation by other companies. We applied for 2 design patents for the housing design of the microphone and the graphical user interface design. We plan to protect the graphical user interface for displaying a content of speech and the direction of the sound source through a combination of utility patent and design patents. Patents for inventions relating to VUEVO that pre-dated our relationship with Sumitomo Pharma are owned solely by us. Inventions resulting from our collaboration with Sumitomo Pharma are jointly owned by us and Sumitomo Pharma. We have applied for trademark protection of the product brand in Japan, and we also intend to apply for the trademark in other key markets where we will market and sell the product. Our trademarks are owned by us, and licensed to Sumitomo Pharma and, where appropriate, other third parties.

Most of the intellectual property applications related to VUEVO developed from March 2021 to February 2023 have been filed jointly with Sumitomo Pharma. All of the patents are pending and have not yet been registered. If the patents are registered, they will be jointly owned by us and Sumitomo Pharma. If we implement the patents by ourselves, we may do so free of charge without consent from Sumitomo Pharma. The prior written consent of Sumitomo Pharma is required for disposal, transfer, or pledge of the co-ownership interest. If we license the patent technology to a third party to generate income, we must obtain the prior written consent of Sumitomo Pharma and also pay a portion of the license income to them.

Workspace & Digital Transformation

In the Workspace & Digital Transformation domain, we apply our wave control technologies to help people to better sense and control the space they are in. Below are our main product and product candidates. We launched iwasemi in Japan in July 2022 and conducted a “soft” launch of iwasemi to key professionals in the United States, such as architectural and interior design firms, in March 2023.

iwasemi

iwasemi is a range of sound-absorbing materials we have developed by applying our proprietary engineering technologies to design acoustic metamaterials. Traditionally, research on sound absorption and soundproofing has focused on the selection of the “materials” to use. However, with the development of metamaterial technologies, it is possible to design an artificial “structure” in natural materials to achieve the desired characteristics of sound absorption and reflection. This shift in focus from “material” to “structure” means that the choice of materials become secondary, allowing for greater freedom in the selection. The advancements in computer performance and artificial intelligence have enabled high-speed and mass simulations. Leveraging our technological resources, our experts, including Dr. Ochiai and Dr. Hoshi, have created new acoustic metamaterials, leading to the release of multiple series of iwasemi products.

iwasemi offers three features. First, iwasemi can effectively absorb a wide frequency range, including hundreds of hertz, which glass wool cannot absorb, or it can absorb sound specifically in a certain frequency range. We have created design assets that allow us to modify iwasemi’s properties to suit the application. Second, iwasemi is able to use various materials, such as plastic, metals, and wood, to realize a high sound-absorption coefficiency thanks to its well-designed resonant structures. Consequently, it is possible to create the sound absorbing material with design features such as color variations including transparent colors and texture expression using surface treatment, and with sufficient stiffness by selecting an adequate raw material. The sound-absorbing material can also be molded integrally with applied products to improve their strength and reduce their weight. With these features, iwasemi is suitable for providing a soundproof environment in various contexts, such as construction, building materials, fixtures, railways, and automobiles. Third, iwasemi is easy to install or relocate, unlike many other sound-absorbing materials such as glass wool, which typically require permanent installation. Users can easily remove iwasemi from one wall and install it on another.

The material-agnostic nature of metamaterial is also beneficial from a sustainability perspective. For example, iwasemi SQ-a is made from recycled resin, and iwasemi RC-a is made from bioplastic derived from plants. Another iwasemi series we expect to release in the future can also be produced using recycled materials such as waste plastic. Our experts foresee the potential for continuously developing new metamaterials that are material-agnostic not only for iwasemi but for other potential products.

In the initial commercialization phase for iwasemi, we launched the hexagonal iwasemi HX-a in July 2022. In the second phase, we launched the square-shaped iwasemi SQ-a in December 2022. For the third phase, we launched iwasemi RC-a, with more enhanced design and transparency than iwasemi HX-a, in the second calendar quarter of 2023, and we hope to expand our commercial market to key industry professionals in the United States. All products can be easily installed using tape or magnets. As our research and development continues, we expect to launch new models of iwasemi with additional or improved features.

In 2022, we installed iwasemi HX-a to a meeting room in the office of a large Japan-based multinational corporation and performed an experiment to test the sound-proofing effect of iwasemi HX-a. We observed that the installation of iwasemi HX-a resulted in a reduction in sound reverberation time of approximately 40% for the sounds in the frequency range of 500-1000 Hz, which is the frequency band human voices mostly fall within, while maintaining the design characteristics of the space. Based on this study, we believe the installation of iwasemi can reduce the noise and bring clearer voice for conversation made within a room or on audio or video conference calls in the room.

Further, we have released a new proprietary soundproofing metamaterial, which is air-permeable and sound-impermeable, at Orgatech Tokyo 2023 in April. To test its effectiveness, we conducted an experiment in an environment with sound pressure of 87.5 dBA, and found that the sound pressure could be reduced to 62.1 dBA. The National Institute on Deafness and other Communication Disorders has reported that exposure to sound levels above 85 dBA can cause hearing loss. It is also noted that sound pressure levels ranging from 80-110 dBA are equivalent to the noise produced by motorcycles and dirt bikes, while levels between 60-70 dBA are equivalent to normal conversation levels. This suggests that this soundproofing metamaterial can reduce the sound pressure from a hazardous level to a permissible level. We expect that this soundproofing metamaterial will be useful in settings where noise pollution is a concern, such as construction sites, railroads, factories, and air ventilation systems. In addition, this material can be used in open spaces such as cubicles, which is a feature that sets it apart from many other existing soundproofing materials that are only suitable for closed spaces.

iwasemi HX-a

iwasemi SQ-a

iwasemi RC-a

Structure illustration of our new proprietary soundproofing metamaterial

Market and Competition

According to a report by Global Information, dated July 13, 2021, the global market for soundproofing materials is expected to grow from approximately US$14.1 billion in 2021 to US$17.1 billion by 2026. We have designed iwasemi to combine functionality and artistry as a sound-absorbing or sound-proofing material, taking advantage of the large number of material options available. Although iwasemi currently has a negligible market share, we aim to establish it as the first recognized acoustic metamaterial for homes and offices, as we are not aware of any similar products currently available on the market.

iwasemi faces intense competition from existing and upcoming sound proofing materials and office acoustic panel manufacturers. The global market share of office acoustic panels is about 16% for the top three companies and approximately 20% for the top six companies. This indicates that the industry for acoustic panel has a low barrier to entry and faces intense competition among many players. Many of the manufacturers and suppliers of sound proofing materials are more established companies with greater name and brand recognition and more established sales channels than us.

Collaboration and Commercialization

We have collaborated with Itoki Corporation, a major Japanese office furniture manufacturer (“Itoki”) to develop and commercialize our hexagonal iwasemi HX-a, which was introduced to the market in July 2022. Under a joint research agreement we entered into with Itoki on September 8, 2021, intellectual property obtained from the joint research on iwasemi HX-a will be solely owned by us, except as follows: (i) patent, patent application rights, utility model rights and application rights for the utility model for wall-mounted structures not involving sound-absorbing structures will be solely owned by Itoki; and (ii) industrial design rights of iwasemi will be co-owned by both parties.

Under a royalty agreement between us and Itoki, we have granted Itoki a non-exclusive license of our patent on iwasemi HX-a in exchange for a licensing fee. Additionally, Itoshi has been granted exclusive manufacturing rights for this product. Both parties have the right to sell the product in Japan. The agreement term is valid until

June 30, 2023, and will be automatically renewed for one year unless either party notifies the other party of its intention not to renew at least three months before the expiration date. Further, under a basic agreement signed on the same date, we have agreed to purchase iwasemi HX-a from Itoshi. The specific terms of the purchase, including the amount, price, delivery date, expenses, and other conditions, will be determined separately by both parties through accepted purchase orders. We have not determined whether to extend these agreements.

The revenue model we have applied to iwasemi HX-a is a sales model along with a licensing model. We have applied the sales model to iwasemi SQ-a and iwasemi RC-a. We have not determined the model to apply to our new soundproofing metamaterial discussed above.

Supply and Manufacturing

Except the royalty agreement with Itoki discussed above with respect to the hexagonal iwasemi HX-a product, we intend to utilize third parties, on a non-exclusive basis, to manufacture our iwasemi products and may manufacture this product by ourselves in the future.

Under a manufacturing agreement we entered into with DAIICHIJUSHI INDUSTRY CO., LTD (“DAIICHIJUSHI INDUSTRY”) on July 11, 2022, we engaged DAIICHIJUSHI INDUSTRY as a non-exclusive manufacturer of iwasemi, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from July 11, 2022 to July 10, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of iwasemi. All materials are purchased through our contract manufacturers, including polycarbonate resin, recycled resin, and bio-mass based plastic. The selection of raw materials depends on the desired application. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturers of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of this product.

Intellectual Property

We have filed 19 patent applications in Japan for the sound absorption system with acoustic metamaterials from the development stage. In addition, we have filed 4 PCT applications covering the United States, Europe, and China based on the Japanese patent application for the specifications of iwasemi. One of these patents is on sound-absorbing structures used in all HX-a, SQ-a, and RC-a. We also filed 10 design patent applications in Japan and 2 international application for the equipment housing. Seven of the 12 design patents, including international application, are jointly owned with Itoki. We have applied for trademark protection of the product brand in Japan and other key markets where we expect to market and sell the product such as the United States, Europe, and China. Our trademarks are owned by us, and licensed to Itoki and, where appropriate, other third parties.

hackke

We refer to our positioning technology as “hackke.” By installing multiple locators on, for example, the ceiling of a room, it is possible to calculate the three-dimensional location information of the tags. This technology, which has been under development since 2020, can be used to visualize the movement of workers and cargo and provide the information needed to improve efficiency.

hackke is currently in additional research and development with a construction company, which is one of the potential clients for this system and is currently undergoing trial implementation. We do not have any specific timeline for further commercialization of this technology, if any.

KOTOWARI

Wave control technologies can be used for spatial sensing, but to achieve this, a platform is required with a database function to appropriately aggregate data continuously sent from a large number of sensors, locators, and tags, a component to process the data as needed, and a dashboard editing function for visualization. KOTOWARI provides spatial analysis data to its users. As an example, KOTOWARI can generate data on work conditions at construction sites and on human flow information at stores and exhibitions upon user request, which can then be analyzed by the user for management and other purposes.

KOTOWARI is a solution service that converts space into time-series digital data in an optimal way according to the customers’ needs. It can offer both real-time human/object digitization and high-definition digitization of industrial machinery. Our spatial time-series data enables advanced analysis which was not possible with image recognition only and make previously unviewable objects visible. Additionally, by linking with machines, we believe we can give the machines “eyes” and “intelligence” to achieve advanced controls. KOTOWARI is not limited to sensors developed by us but can also be used to connect commercially available surveillance cameras for digital transformation in construction, agriculture, and other fields, and to connect commercially available CO2 sensors to develop pandemic (such as COVID-19) countermeasures based on actual measurements.

In many areas, data from construction sites is still not digitized. However, we believe that our efforts to digitize this data and embed digital processes into construction work will facilitate integration of the reinforcement learning cycle into the work with AI.

We are collaborating with certain third parties in the development of the KOTOWARI technology. We do not have any specific timeline for further commercialization of this technology, if at all.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide.

As of April 15, 2023, our patent portfolio included 245 filed and 52 registered patents in Japan and foreign markets. Of our patents:

•

SonoRepro: We have nine Japanese patent applications and one U.S. patent application relating to our ultrasound wave technologies used in SonoRepro, four of which are registered in Japan. The expiration dates for these registered patents range from 2040 to 2042. Additionally, we have three Japanese design patent applications for the design of the SonoRepro product, all of which are registered in Japan. The expiration dates for these registered design patents are in 2047.

•

kikippa: We have eight Japanese patent applications and two U.S. patent applications relating to our modulating sound technologies used in kikippa. None of these patents have been registered yet. Once they are registered, they will be jointly owned by us and Shionogi. Additionally, we have one Japanese design patent application pending registration for the design of the kikippa product.

•

VUEVO: We have seven Japanese patent applications for our sound detection technologies used in VUEVO. None of these patents have been registered yet. Once they are registered, six of these patents will be jointly owned by us and Sumitomo Pharma. Additionally, we have two Japanese design patent applications pending registration for the design of the VUEVO product.

•

iwasemi: We have 16 Japanese patent applications, three U.S. patent applications, two European patent applications, and two Chinese patent applications for our structure absorbing sound technologies used in iwasemi, five of which are registered in Japan. The expiration dates for these registered patents range from 2041 to 2042. Additionally, we have 12 Japanese design patent applications, two U.S. design patent applications, three European design patent applications and two Chinese design patent applications for the design of the iwasemi products. 10 of these design patents have been registered in Japan, with expiration dates ranging from 2046 to 2047. One patent has been registered in Europe, which will expire in 2047.

•	hackke: We have six Japanese patent applications pending registration for our sound detecting technologies used in hackke.

•	KOTOWARI: We have nine Japanese patent applications pending registration relating to our imaging analysis technologies used in KOTOWARI.

In addition, as of April 15, 2023, we had 50 registered trademarks and 66 trademark applications. “Pixie Dust Technologies” is registered in Japan, the United States and with the World Intellectual Property Organization. The other registered trademarks are currently only registered in Japan. We further have license agreements with collaborators as discussed above under “Our Products and Product Candidates.”

To protect our intellectual property and ensure its competitiveness, we have an intellectual property management division. The division has 2 patent attorneys who work on discovering invention and intellectual property protections on a regular basis. When we collaborate with other companies in research and development projects, we have, and intend to continue to, enter into agreements to provide that (i) any intellectual property arising from joint research and development will be shared between the parties and (ii) any intellectual property arising from one party’s sole activity will be owned by that party, in order to ensure our sole ownership of any intellectual property developed by us on our own, except with pharmaceutical companies with which all intellectual property developed will generally be jointly shared between the parties as discussed above under “Our Products and Product Candidates.” As some of our intellectual properties are jointly developed with and co-owned by third parties, in those cases we may be required by our collaboration agreements to obtain the third parties’ consent to use or license the co-owned intellectual properties as desired by us. If we cannot obtain the third parties’ consent in a timely manner or at a cost acceptable to us, our ability to commercialize those intellectual properties may be restricted. See “Risk Factors — Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.”

We are also often engaged in research and development projects with academic institutions and in particular, University of Tsukuba and Tohoku University. Different from collaborating with companies, we have entered into agreements with academic institutions whereby we would retain sole ownership of any intellectual property arising from the collaboration, and in consideration for the academic institution’s contributions, we have granted warrants to such academic institution. In the future, we may compensate certain institutions for their contributions in cash or in our securities, where appropriate.

The success of our business strategy depends on our continued ability to use our existing intellectual property in order to develop new solutions, increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our patents, trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in business, and other revenues. If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Employees

As of April 15, 2023, the Company had 117 employees including 79 permanent employees, 3 fixed-term employees, 8 fixed-term part-time employees, 20 contractors and 7 dispatched workers. The Company has never had a work stoppage and none of its employees are represented by any labor organization.

Property and Equipment

Except for our research facility which we call “Technotope” which we own, we lease all of our facilities. We believe our current facilities are suitable and adequate to meet our current needs. We may add new facilities or expand existing facilities as we expand our operations, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations. The table below sets forth the sizes and uses of our material facilities:

Location	Primary Function	Approximate Size
3022-1 Numata, Itabashi, Tsukubamirai City, Ibaraki Prefecture (1)	Research & Laboratory	7,492.5 square meters

2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo (2)	Office	1,056.9 square meters

1-2, Kasuga, Tsukuba City, Ibaraki Prefecture (3)	Research & Laboratory	59.1 square meters

(1)

We own this facility, and our research base “Technotope” is located at this facility. There is an anechoic room designed to absorb reflections of either sound or electromagnetic waves located at Technotope.

(2)	Our corporate headquarters is located at this facility. We have leased this facility from Sumitomo Realty & Development Co., Ltd. for a term from May 1, 2022 to December 31, 2023.
(3)	We lease this laboratory room from University of Tsukuba for a term from December 1, 2019 to November 30, 2025.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business, including matters involving our franchisees, among others. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

REGULATION OF OUR INDUSTRY

Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

In Japan, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors (shitauke hou) is the law regulating certain level of large companies subcontracting their jobs to protect subcontractors from exploitation. The applicability is determined based on the three prongs: (I) type of subcontracted job; (II) registered capital of a subcontracting company; and (III) registered capital of a subcontractor.

With regard to (I) type of subcontracted job, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors provides four major categories: (a) manufacturing of goods; (b) repairing of goods; (c) creation of “information-based products”; or (d) provision of services that a subcontracting company is primarily responsible for. If a company subcontract any of the four types of jobs, then we need to go on to the next prong.

In the second prong, a subcontracting company needs to review whether its registered capital exceeds a threshold established by the law. The important thresholds are JPY 300 million, JPY 50 million, and JPY 10 million, and an applicable threshold differs from what the job is subcontracted. If a company subcontracts (a) manufacturing of goods, (b) repairing of goods, (c) creation of computer programs in the category of information-based products, or (d) provision of transportation service/warehousing/information processing services, then thresholds of JPY 300 million and JPY 10 million will apply. If a company subcontracts any creation of information-based products or provision of services other than the foregoing, then the thresholds of JPY 50 million and JPY 10 million will apply.

Lastly, the third prong will look at whether subcontractor’s registered capital is under the threshold applicable in the second prong. For example, in the case where the threshold of JPY 300 million applies and the second prong is satisfied, if the subcontractor’s registered paid-in capital does not exceed JPY 300 million, then the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors will apply to the subcontracting company, which will result in a number of duties being imposed.

If the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors applies, a subcontracting company will be obligated to obey various duties. Among others, obligations include: (i) duty to provide a form stating terms and conditions of order, such as the amount of subcontract fees; (ii) duty to prepare and retain a form; (iii) duty to specify a payment due, which must not exceed 60 days from receipt of deliverable; (iv) prohibition of unreasonable refusal of deliverable; (v) prohibition of unreasonable delay in subcontract fees; (vi) prohibition of return of deliverable; and (vii) prohibition of unreasonable request of rework.

Act on the Protection of Personal Information and Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures

We are subject to laws and regulations regarding privacy and protection of user data and personal information, due to our customer data collection operations. The application and interpretation of these and other similar international laws and regulations regarding privacy and protection of user data and personal information is often uncertain, particularly with respect to the new and rapidly evolving industry in which we operate.

The Act on the Protection of Personal Information (the “APPI”) is to protect rights and interests of individuals, while balancing the usefulness of personal information. The APPI mainly concerns three situations: (i) acquisition and use; (ii) storage; and (iii) transfer of personal information.

When personal information is acquired, the purpose of use must be notified to the individual or made public, except in cases where the purpose of use has been made public in advance. The purpose of use must be specified, and the acquired personal information must be used within the scope of such purpose of use. Under Pixie’s privacy policy, the purpose of use is specified. Pixie also provides a form of purpose of use when acquiring personal information.

When storing personal information, it is necessary to manage it safely so that it will not be leaked. For the safe management, the APPI requires business operators holding others’ personal information to establish information security system. It includes establishment of fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, physical security control. As fundamental rules, Pixie has three internal regulations, “Rules on Personal Information Protection”, “Regulation on Handling of Specific Personal Information”, and “Information Security Rule”, which govern personal information protection. Under the Rules on Personal Information Protection, Pixie appointed an employee who is responsible for personal information management. As a window from the public, Pixie provides contact information when obtaining personal information. For the high care of specific personal information under the Regulation on Handling of Specific Personal Information, Pixie prepares “Regulation on Handling of Specific Personal Information”, stipulates the scope of use in it, establishes a person in charge and maintains such information in a separate room that monitors entry and exit for physical separation so that we comply with the Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures. Under the Information Security Rule, Pixie established an information security committee and holds meetings of the committee biweekly. As a current working task, Pixie is preparing regular training courses for employees with respect to information security.

Additionally, when transferring personal data to a third party, it is necessary, in principle, to obtain the consent of the principal in advance. Pixie has not conducted third-party transfer of retained personal data that requires consent from personal information providers under the APPI.

Foreign Exchange and Foreign Trade Act

The Foreign Exchange and Foreign Trade Act (the “FEFTA”) regulates foreigners’ investment activities into Japanese companies. Under the FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired number of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of technology, the FEFTA expanded, by its amendment, the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing any time within six months of the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact on national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices

The PMDA is a law that establishes regulations to secure the quality, efficacy, and safety of medical products, such as pharmaceuticals, cosmetics, and medical devices.

Under the Act, if a company wants to market and manufacture medical devices, it is required to obtain a marketing and manufacturing license from the Minister of Health, Labor and Welfare and then to follow one of the following procedures depending on the type of medical device: (a) obtain approval from the Minister of Health, Labor and Welfare; (b) obtain certification from a private certification body who is registered by the Minister of Health, Labor and Welfare; or (c) submit a notification to the Minister of Health, Labor and Welfare.

In addition, the Act prohibits (a) false or exaggerated advertisements, (b) advertisements that may lead to the false impression that a physician or other person has certified the efficacy, effects or performance of the product, and (c) obscene advertisements with respect to medical devices. Furthermore, advertisement of medical devices is not permitted prior to receipt of approval from the Minister of Health, Labor and Welfare or certification from a private certification body which is registered by the Minister of Health, Labor and Welfare..

If a product falls under the “medical device” definition under the Act, it is subject to various regulations under the Act. In this regard, the term “medical device” as used in the Act means “appliances or instruments, etc. which are intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or intended to affect the structure or functioning of the bodies of humans or animals (excluding regenerative medicine products), and which are specified by Cabinet Order”. Therefore, if the product is neither intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, nor intended to affect the structure or functioning of the bodies of humans or animals, it does not fall under the “medical device” definition.

In light of the above regulations, Pixie intends to market its personal care products as neither intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, nor to affect the structure or functioning of the bodies of humans or animals so that they would not be deemed medical devices and subject to the various regulations under the Act.

To ensure compliance with the PMDA Including Pharmaceuticals and Medical Devices and the Act against Unjustifiable Premiums and Misleading Representations, Pixie’s board of directors has established internal regulations to ensure that its business activities comply with these laws and has established a Quality Management System Promotion Committee to be responsible for designing and monitoring its compliance systems. The Quality Management System Promotion Committee has developed guidelines concerning advertising of Pixie’s products, which have been incorporated into our ISO 9001 Quality Management System and implemented in our operations.

Regulations regarding Product Quality and Customer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No. 85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this Act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer, processor, or importer. Liability under this Act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among other things, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial

Safety and Health Act requires, among other things, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

Regulations on Advertising

The Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

Other Laws and Regulations

Pixie’s current and planned manufacturing activities are subject to a variety of laws and regulations including the Electrical Appliance and Material Safety Act, the Product Liability Act, the Consumer Product Safety Act the Radio Act, and the Antimonopoly Act. In addition to these laws and regulations, Pixie is in compliance with the JIS standard, ISO standard and IEC standard.

MANAGEMENT

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this prospectus. The business address of all of persons identified below is 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo, 101-0061, Japan.

Name	Age	Position(s) with our Company	Term Expires
Yoichi Ochiai	35	Chief Executive Officer and Director	2023
Taiichiro Murakami	37	Chief Operation Officer and Director	2023
Takayuki Hoshi	42	Chief Research Officer and Director	2023
Yoshiyuki Sekine	47	Chief Financial Officer and Director	2023
Yusuke Murata(1)	42	Outside Director	2023
Ryo Oshima(2)	42	Outside Director	2023
Masayo Takahashi	61	Outside Director	2023
Kazuyoshi Takeya	65	Corporate Auditor	2026
Akiko Ito	43	Corporate Auditor	2026
Seiichi Koike	66	Corporate Auditor	2026

(1)	Yusuke Murata is a general partner of Incubate Fund III LPS and serves as the appointee of Incubate Fund III LPS to our board of directors pursuant to the shareholders’ agreement, dated June 17, 2022.
(2)	Ryo Oshima is a managing director of INCJ, Ltd. and serves as the appointee of INCJ, Ltd. to our board of directors pursuant to the shareholders’ agreement, dated June 17, 2022.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Yoichi Ochiai. Dr. Ochiai is the co-founder of our Company and has served as our Chief Executive Officer and as a representative director since our inception. Dr. Ochiai has been an assistant professor of library, information and media studies at the University of Tsukuba since 2015. His main research interest is human-computer interaction called “Digital Nature”, which is an environment that fuses the digital with the analogue, blurring the boundary between nature and artifice. At the University of Tsukuba, he heads up the research lab, Digital Nature Group, which seeks to solve problems around the industry, academia and art. Previously, Dr. Ochiai served as a research fellow for the Japan Society for the Promotion of Science. Dr. Ochiai has received numerous awards and accolades, including the 2015 World Technology Award (IT Hardware) from the World Technology Network, the 2020 Innovators Under 35 Japan by MIT Technology Review and the Future 50 by Project Management Institute. Dr. Ochiai is the youngest ever keynote speaker in the 40-year history of SEMICON Japan and was also invited as a speaker at South by Southwest in 2022. Dr. Ochiai is a member of the Japanese Cabinet Office Intellectual Property Strategy Vision Expert Committee, which is dedicated to moonshot research, and an envoy of the Cultural Affairs Agency. Dr. Ochiai has also been selected as a thematic producer for the 2025 Osaka/Kansai Expo. Dr. Ochiai received a master’s degree in Applied Computer Science from the University of Tokyo in April 2015 and completed a doctoral course in Applied Computer Science at the University of Tokyo in April 2015.

Taiichiro Murakami. Mr. Murakami is a co-founder of our Company and has served as our Chief Operating Officer since June 2017 and as a representative director since January 2019. Previously, Mr. Murakami served as a management consultant for Accenture Japan Ltd. from April 2010 to December 2016 where he focused on assisting companies with the development of business strategies, operating models, digital strategies and large-scale business transformation and organizational change. In addition, Mr. Murakami has served as an executive advisor for Mitou Foundation since January 2017 and as a director of Ippan Shadan Houjin xDiversity since November 2018. Mr. Murakami received a Bachelor of Engineering degree from University of Tokyo in March 2008 and a Master of Engineering degree from University of Tokyo in March 2010.

Takayuki Hoshi. Dr. Hoshi is the co-founder of our Company and has served as our Chief Research Officer and as a director since October 2017. Previously, Dr. Hoshi served as an assistant professor at the University of Tokyo in its Research Center for Advanced Science and Technology from June 2016 to September 2017 and in the department of information physics and computing from April 2016 to May 2016. Prior to his tenure at the University of Tokyo, Dr. Hoshi served as an assistant professor at Nagoya Institute of Technology’s Center for Innovative Young Researchers from April 2011 to May 2016 and as an assistant professor in the department of intelligent mechanical systems at the Graduate School of Science and Technology at Kumamoto University from April 2009 to March 2011. Dr. Hoshi is considered a world-renowned expert on wave control technologies. Dr. Hoshi developed the world’s first ultrasonic phased array system for non-contact mid-air haptic stimulation in 2008 and demonstrated the world’s first three-dimensional acoustic manipulation in 2013. Dr. Hoshi continues his academic contributions, including participating as the editor and author of the first professional book on ultrasonic haptics, “Ultrasound Mid-Air Haptics for Touchless Interfaces.” Dr. Hoshi received a Bachelor of Engineering degree in March 2003, a Master of Engineering degree in March 2005 and a Ph.D. in Information Science and Technology in March 2008 from the University of Tokyo.

Yoshiyuki Sekine. Mr. Sekine has served as our Chief Financial Officer and a director since July 2018. Mr. Sekine has served as a director and as the chief of administration department of PeptiDream Inc. (OTC: PPTDF), a drug discovery bio-venture company, from May 2012 to February 2018, where he was responsible for the company’s general management as well as investor relations functions. At PeptiDream Inc. (TYO: 4587), Mr. Sekine assisted with the company’s initial public offering on the Tokyo Stock Exchange and development of the compliance and disclosure systems for compliance with the various listing requirements of the Tokyo Stock Exchange. From February 2003 to December 2011, Mr. Sekine has served in various roles at Treasure Factory Co., Ltd., including serving as the chief of accounting and finance and the general affairs departments. Mr. Sekine received a Bachelor of Arts degree in Journalism from Sophia University in March 1998.

Yusuke Murata. Mr. Murata is a director and has served on our board of directors since June 2017. Mr. Murata has served as the general partner of Incubate Fund III LPS, a JPY25 billion fund with investments in various early-stage companies that seek to transform and revolutionize existing industries, since October 2010. Prior to Incubate Fund, Mr. Murata served as Group Manager, Investment Department 1 Investment Group 6 at Daiwa Corporate Investment CO., Ltd. (formerly known as N.I.F. Ventures) from April 2003 to March 2010, where he was engaged in investments and development of startups and fund formation management. Mr. Murata received a Bachelor of Arts degree in Economics from Rikkyo University in March 2003.

Ryo Oshima. Mr. Oshima is a director and has served on our board of directors since April 2019. Mr. Oshima has served as the managing director of INCJ, Ltd., a public-private partnership that provides financial, technological and management support for next-generation businesses, since April 2021. Mr. Oshima also currently serves as the external auditor of Dynamic Map Platform Co., Ltd. and as the outside director of GROOVE X, Inc. and Oh My Glasses Inc. Previously, Mr. Oshima served as the outside director of ispace, Inc. from December 2017 to August 2021 and Coiney, Inc. from October 2013 to August 2020. Mr. Oshima received a Bachelor of Commerce degree from Keio University in March 2004.

Masayo Takahashi. Dr. Takahashi is a director and has served on our board of directors since July 2022. Dr. Takahashi has served as the president of Vision Care Inc., VC Gene Therapy and VC Cell Therapy, start-ups which she founded in August 2019, August 2020 and March 2021, respectively, and that develop various regenerative and gene therapy technologies and products. As the president, she is responsible for the general management and strategic growth of these companies. Prior to that, Dr. Takahashi was an ophthalmologist at Kyoto University from April 1986 to September 2006. Additionally, Dr. Takahashi currently serves as a board member of Sysmex Corporation (OTC: SSMXY), a company that engages in the development, manufacture and sale of laboratory testing reagents and laboratory equipment; the development and sale of computer systems for medical institutions, as well as the development and sale of software used for clinical examination information systems. Dr. Takahashi is a world-renowned expert in the area of regenerative medicine led the world’s first iPS cell application in 2014. Dr. Takahashi received Bachelor of Medicine, Ph.D. and M.D. degrees from Kyoto University.

Kazuyoshi Takeya. Mr. Takeya has served as a corporate auditor of our Company since October 2020. Previously, Mr. Takeya has served in various leadership roles at Japan Credit Information Reference Center, one of the largest credit information agencies in Japan, including: as the chief of the business affairs department from July 1986 to June 1999; as the director of the corporate planning department from June 1999 to June 2001; as the executive director of the corporate planning, legal & compliance and general risk management departments from June 2001 to June 2016; and most recently, as the auditor and part-time advisor from June 2016 to June 2020. At Japan Credit Information Reference Center, Mr. Takeya was responsible for developing corporate governance and management systems, formulating management plans, and managing legal and compliance affairs relating to personal information protection, comprehensive risk management and information security. Mr. Takeya received a Bachelor of Arts degree in Sociology from Hosei University in March 1979.

Akiko Ito. Ms. Ito has served as a corporate auditor of our Company since April 2019. Ms. Ito is a licensed certified public accountant in Japan and currently serves as the representative certified public accountant at Akiko Ito Certified Public Accountant and Tax Accountant Office, an accounting and tax consulting firm Ms. Ito founded in October 2014. From December 2004 to September 2014, Ms. Ito served as the manager of Ernst & Young ShinNihon LLP where she provided internal audit and internal control consulting services. Ms. Ito currently serves as the external auditor of Petgo Corporation, istyle Inc. and Convano Inc. Ms. Ito has previously served as the external auditor of SuRaLa Net Co., Ltd. from March 2018 to March 2019 where she provided various accounting and tax consulting services. Ms. Ito received a Bachelor of Arts degree in Law from Hosei University in March 2002 and a Master of Arts degree in Law from the Graduate School of Kyoto Sangyo University in March 2004.

Seiichi Koike. Mr. Koike has served as a corporate auditor of our Company since April 2019. Mr. Koike has extensive experience in the automobile industry, particularly in materials development and production technology for automotive parts, as well as in corporate governance as a corporate auditor. Mr. Koike currently serves as an external director of Taiyo Yuden Co., Ltd. and Smart Solar Corporation, and as the auditor for Honda Foundry Co., Ltd. from June 2013 to June 2017. Prior to that, Mr. Koike served in various roles at Honda R&D Co., Ltd., including as the Chief Scientist from March 1982 to April 2008 and also as the Chief of Brazil Automobile Center from April 2004 to April 2006. Mr. Koike received a Bachelor of Engineering degree in March 1978 and a Master of Engineering degree in March 1980 from Tohoku University.

Agreements with Directors, Corporate Auditors, and Officers

Yusuke Murata and Ryo Oshima were appointed by our investors, Incubate Fund III LPS and INCJ, Ltd., respectively, pursuant to our shareholders’ agreement, dated June 17, 2022, which will be terminated as of the effective date of the registration statement of which this prospectus is a part. There is no family relationship among any of the directors, corporate auditors and officers.

Corporate Governance Practices

After the consummation of this offering, we will be a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our Articles of Incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

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Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of seven directors, three of whom are considered “independent”, as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

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Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “ — Board of Corporate Auditors” below for additional information.

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Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters. Although not required under the Companies Act, our board of directors has established a compensation committee composed of a majority of outside directors. In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors and for our corporate auditors is determined by our shareholders through a shareholder resolution. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, the compensation committee of our board of directors, in consultation with the compensation committee, will then determine the specific amount of compensation for each director, and our board of auditors will then determine the specific amount of compensation for each corporate auditor.

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Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and oversee our corporate governance practices. Our board of directors will also nominate potential corporate auditors subject to a prior approval of the board of auditors.

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Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our Articles of Incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once a month. Under the Companies Act and our Articles of Incorporation, our Company must have at least three, but no more than ten, directors on our board of directors. Our board of directors is currently comprised of seven directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director is two years and expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Dr. Yoichi Ochiai, our Chief Executive Officer and a director, and Mr. Taiichiro Murakami, our Chief Operating Officer and a director, are currently the sole representative directors of our Company. Our board of directors may appoint from among its members a chairman, a Chief Executive Office or one or more executive chairmen (Torishimariyaku Kaicho), vice president(s) (Torishimariyaku Fukushacho), senior managing director(s) (Senmu torishimariyaku) and managing director(s) (Jomu Torishimariyaku).

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of seven directors, three of whom (Mr. Yusuke Murata, Mr. Ryo Oshima and Ms. Masayo Takahashi) are considered “independent”, as determined in accordance with the applicable Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our Articles of Incorporation provide for not more than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors or employees of our Company or any of our subsidiaries or serve as corporate officers of any of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our Articles of Incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our Articles of Incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our Articles of Incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function primarily through the Internal Control Committee, which is an executive committee comprising the General Manager of Management Head Office, the Manager of Internal Audit Division and a representative of each other division. While the Initial Control Committee is responsible for analyzing and evaluating matters relating to compliance and strategic risk management, our entire board of directors will be regularly informed through committee reports about the risks. Our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements.

Code of Business Conduct

Following consummation of this offering, our board of directors will adopt a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors and Corporate Auditors

Under the Companies Act and our Articles of Incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the amount stipulated in laws and regulations. We have entered into a liability limitation agreement with each of our non-executive directors (Yusuke Murata, Ryo Oshima and Masayo Takahashi) and outside corporate auditors (Kazuyoshi Takeya, Akiko Ito and Seiichi Koike) which limits the maximum amount of their liability to the amount stipulated in laws and regulations.

Compensation of our Directors and Corporate Auditors

In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors and for our corporate auditors is determined by our shareholders through a shareholder resolution. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, our board of directors, in consultation with the compensation committee, will then determine the specific amount of compensation for each director, and our board of auditors will then determine the specific amount of compensation for each corporate auditor. The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in the fiscal year ended April 30, 2022, including by the type of remuneration and the number of persons in each category.

Category of directors and corporate auditor	Total amount of remuneration	Base compensation	Number of persons in category
Executive director(1)	¥57,550,800 ($36,401)	¥57,550,800 ($36,401)		4
Outside directors(2)	¥ 0 ($0)	¥ 0 ($0)		2
Outside corporate auditors(3)	¥ 9,440,000 ($63,513)	¥ 9,440,000 ($63,513)		3

(1)	Includes Yoichi Ochiai, Taiichiro Murakami, Takayuki Hoshi, and Yoshiyuki Sekine.
(2)	Includes Yusuke Murata and Ryo Oshima.
(3)	Includes Kazuyoshi Takeya, Akiko Ito, and Seiichi Koike.

Stock Options

We have granted stock options to purchase our common shares, as authorized by our shareholders in April 2018, July 2018, October 2018, April 2019, March 2020, April 2020 and August 2022. Each option can be exercised for 600 shares of common stock. The purpose of these grants is to enable our directors, corporate auditors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock option grants generally prohibit transfers of options. A stock option holder generally forfeits such stock options if they are no longer a director, corporate auditor, employee, or advisor of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock options we have issued since the inception of the Company.

Name of Issuance	Issuance Date	Expiration Date	Exercise Price (per option)	Number of Stock Options to be Granted
First Series (1)	04/27/2018	04/26/2028	¥125,000 ($841)		12
Second Series (1)	07/24/2018	07/23/2028	¥ 16,500 ($111)		415
Second-2 Series (1)	10/17/2018	10/16/2028	¥ 16,500 ($111)		25
Third Series (1)	04/24/2019	04/23/2029	¥180,000 ($1,211)		647
Fourth Series (1)	04/24/2019	04/23/2029	¥180,000 ($1,211)		357
Fifth Series (1)	03/31/2020	03/30/2030	¥181,000 ($1,218)		80
Sixth Series	04/30/2020	04/29/2030	¥181,000 ($1,218)		782
Seventh Series	04/30/2020	04/29/2030	¥181,000 ($1,218)		366
Eighth Series	08/31/2022	08/30/2032	¥ 1 ($0.01)		146

(1)	The options may not be exercised until our common shares is listed on any stock exchange in Japan or elsewhere.

Of the stock options granted pursuant to the above-mentioned grants, 692 stock options to acquire an aggregate of 415,200 of our common shares have been extinguished, and 2,138 stock options to acquire an aggregate of 1,282,800 of our common shares remain outstanding as of October 31, 2022. For additional details, see Note 13 to our audited financial statements as of and for the years ended April 30, 2021 and 2022 appearing elsewhere in this prospectus.

The following table summarizes the outstanding stock options with respect to our common shares that we have granted to our officers, directors and corporate auditors:

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per option)	Total Number of Stock Options Granted		Total Number of Common Shares Underlying Stock Options(2)
Yoichi Ochiai	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,218)	4		2,400
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,211)	132		79,200
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,211)	218	(1)	130,800	(1)
Taiichiro Murakami	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,218)	221		132,600
Takayuki Hoshi	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,218)	2		1,200
Yoshiyuki Sekine	07/24/2018	07/24/2018	07/23/2028	¥ 16,500 ($ 111)	150		90,000
Yoshiyuki Sekine	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,211)	118		70,800
Yoshiyuki Sekine	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,211)	132	(1)	79,200	(1)
Yoshiyuki Sekine	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,218)	132		79,200

(1)	The options were cancelled with consents by both the Company and the grantee.
(2)	On April 28, 2023, the Company effectuated the Share Split, and the number of shares have been retroactively restated.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, immediately prior to and immediately after the completion of this offering, by:

•	each of our executive officers, directors, and corporate auditors;

•	all of our executive officers, directors, and corporate auditors as a group; and

•	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. There has not been any significant change in the percentage ownership of our common shares held by any major shareholder during the past three years, other than IF Growth Opportunity Fund I, L.P., an Entity Affiliated with IncubateFund (as defined below), which purchased 529,800 common shares (after giving effect to the Share Split) on June 30, 2022.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to the completion of this offering, and are based on 13,035,600 common shares outstanding (including 7,035,600 common shares issued pursuant to the Conversion of the convertible preferred shares), and ● common shares subject to options that are exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately after the completion of this offering, and are based on 13,035,600 common shares outstanding, including 7,035,600 common shares issued pursuant to the Conversion of the convertible preferred shares, and ● common shares in the form of ADSs. The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately after the completion of this offering includes ● common shares subject to options that are exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentages assume no exercise by the underwriters of their option to purchase additional ADSs from us in this offering.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Pixie Dust Technologies, Inc., 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo, Japan.

	Common Shares beneficially owned immediately prior to the consummation of this offering		Common Shares beneficially owned immediately after the consummation of this offering
Name of Beneficial Owner	Shares(1)	Percentage	Shares(1)	Percentages
Executive Officers, Directors, and Corporate Auditors:
Yoichi Ochiai(2)	3,165,000	24.3%	3,165,000		●%
Taiichiro Murakami(3)	1,388,400	10.5%	1,388,400		●%
Takayuki Hoshi(4)	1,379,400	10.6%	1,379,400		●%
Yoshiyuki Sekine(5)	336,600	2.5%	336,600		●%
Yusuke Murata(6)	2,636,400	20.2%	2,106,600		●%
Ryo Oshima(7)	1,079,400	8.3%	1,079,400		●%
Masayo Takahashi	—	*	—		*
Kazuyoshi Takeya	—	*	—		*
Akiko Ito	—	*	—		*
Seiichi Koike	—	*	—		*
Executive Officers, Directors, and Corporate Auditors:
All executive officers, directors, and corporate auditors as a group (ten persons)	9,985,200	74.0%	9,985,200		●%
5% or More Shareholders:
Entities Affiliated with IncubateFund(8)	2,636,400	20.2%	●		●%
INCJ, Ltd.(9)	1,079,400	8.3%	●		●%
Abies Ventures Fund I, L.P.(10)	720,000	5.5%	●		●%

*	Represents less than 1% of ownership.
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)

The aggregate number of common shares beneficially owned by Dr. Yoichi Ochiai reflects (i) 3,162,600 common shares, and (ii) an aggregate of 2,400 common shares that may be issued upon exercise of stock options, held by Dr. Ochiai.

(3)

The aggregate number of common shares beneficially owned by Mr. Taiichiro Murakami reflects (i) 1,176,600 common shares, and (ii) an aggregate of 211,800 common shares that may be issued upon exercise of stock options, held by Mr. Murakami.

(4)

The aggregate number of common shares beneficially owned by Mr. Takayuki Hoshi reflects (i) 1,378,200 common shares, and (ii) an aggregate of 1,200 common shares that may be issued upon exercise of stock options, held by Mr. Hoshi.

(5)

The aggregate number of common shares beneficially owned by Mr. Yoshiyuki Sekine reflects (i) 96,600 common shares, and (ii) an aggregate of 240,000 common shares that may be issued upon exercise of stock options, held by Mr. Sekine.

(6)

Includes shares that Mr. Murata may be deemed to beneficially own by virtue of his relationship to IncubateFund, as described in Note 8 below. Mr. Murata disclaims beneficial ownership of the shares held by the Entities Affiliated with IncubateFund (as defined below).

(7)

Includes shares that Mr. Oshima may be deemed to beneficially own by virtue of his relationship to INCJ, Ltd., as described in Note 9 below. Mr. Oshima disclaims beneficial ownership of the shares held by INCJ, Ltd.

(8)

Consists of (i) 2,106,600 common shares held of record by Incubate Fund III LPS; and (ii) 529,800 common shares held of record by IF Growth Opportunity Fund I (collectively with Incubate Fund III LPS, the

“Entities Affiliated with IncubateFund”). Affiliates of IncubateFund are the general partners of the Entities Affiliated with IncubateFund. IncubateFund exercises voting and investment power with respect to the shares in (i) and (ii) above held by the Entities Affiliated with IncubateFund. The representative directors of IncubateFund currently include the following voting members: Yusuke Murata, Tohru Akaura, Masahiko Homma, Keisuke Wada and Paul McInerney. Each of Mr. Murata, Mr. Akaura, Mr. Homma, Mr. Wada and Mr. McInerney disclaims beneficial ownership of the shares held by the Entities Affiliated with IncubateFund. The address of IncubateFund is business address is at 1-12-32, Akasaka, Minato-ku, Tokyo. Yusuke Murata is a representative director of IncubateFund, a general partner of Incubate Fund III LPS and serves as the appointee of Incubate Fund III LPS.
(9)

INCJ, Ltd. is a wholly owned subsidiary of Japan Investment Corporation, whose shares are owned by the Japanese government and 25 Japanese private corporations. INCJ, Ltd. promotes open innovation and next-generation businesses by providing capital and managerial support. INCJ, Ltd. conducts its businesses and investments under the supervision of the Ministry of Economy, Trade and Industry of Japan, in accordance with the Industrial Competitiveness Enhancement Act. INCJ Ltd.’s business address is at Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan. Ryo Oshima is a managing director of INCJ, Ltd. and serves as the appointee of INCJ, Ltd.

(10)

Abies Ventures Fund I, L.P.’s business address is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Fuyuki Yamaguchi and Sota Nagano are the managing members of Abies Ventures GP I, LLP, the general partner of Abies Ventures Funds I, L.P. and consequently have joint voting control and investment discretion over securities held by Abies Ventures Fund I, L.P. Each of Mr. Yamaguchi and Mr. Nagano disclaims beneficial ownership of the shares held by Abies Ventures Fund I, L.P.

As of October 31, 2022, we have 5 common shareholders, 1 Series AA convertible preferred shareholder, 4 Series A convertible preferred shareholders, 1 Series BB convertible preferred shareholder, 11 Series B convertible preferred shareholders and 7 Series C convertible preferred shareholders, none of which are record holders in the United States. On March 22, 2023, all of the Series AA convertible preferred shares, Series A convertible preferred shares, Series BB convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares were converted into common shares on a one-for-one basis. The ADSs that we issue in this offering will represent our common shares.

We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States.

For additional information about our principal shareholders, please see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes summaries of transactions or agreements, since May 1, 2020, to which we have been a party, in which any of our directors, corporate auditors, executive officers or beneficial owners of more than 5% of our voting securities, affiliates of our directors, corporate auditors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” and “Principal Shareholders.”

Transactions with xDiversity

xDiversity is a non-profit juridical entity working on social issues and established by five members, including Dr. Ochiai, our Chief Executive Officer, and Mr. Murakami, our Chief Operating Officer, both of whom serve as directors of both xDiversity and Pixie. The Company entered into an agreement for the operation and administration management of xDiversity. The Company has recognized other income of ¥2,727 thousand and ¥ 2,727 thousand ($18 thousand) for the fiscal years ended April 30, 2021 and 2022, respectively, related to outsourcing fees.

Transaction with Sumitomo Mitsui Finance and Leasing Co., Ltd.

We lease a laser doppler vibrometer from Sumitomo Mitsui Finance and Leasing Co., Ltd. for a term from January 24, 2022 to January 23, 2026. Dr. Ochiai, our Chief Executive Officer, is a joint surety to this lease agreement. The monthly fee for this lease is ¥1,137 thousand ($7.7 thousand).

Existing Shareholders’ Arrangements

Shareholders’ Agreement

On June 17, 2022, we entered into a shareholders’ agreement with certain of our shareholders, including management shareholders and holders of our Series A convertible preferred shares, Series AA convertible preferred shares, Series B convertible preferred shares, Series BB convertible preferred shares, and Series C convertible preferred shares (the “Shareholders’ Agreement”). The Shareholders’ Agreement sets forth matters subject to pre-approval, restrictions on share transfer, and rules for appointments to the board of directors, among others. The Shareholders’ Agreement will be terminated as of the effective date of the registration statement of which this prospectus is a part. In addition, the rights and obligations of each party under this agreement have been suspended upon the confidential submission to the SEC of the registration statement of which this prospectus is a part.

Agreement on Preference Rights

On June 17, 2022, we entered into an agreement on preference rights with such shareholders (the “Agreement on Preference Rights”). The Agreement on Preference Rights grants a qualified right to the Series A, Series B, and Series C lead investors to demand a liquidation pursuant to a sale of the Company. The Agreement on Preference Rights will be terminated as of the effective date of the registration statement of which this prospectus is a part. In addition, the rights and obligations of each party under this agreement have been suspended upon the confidential submission to the SEC of the registration statement of which this prospectus is a part.

Investment Agreement with Series A Convertible Preferred Shareholders

On July 24, 2017, we entered into an investment agreement with Dr. Ochiai, a management shareholder, and our Series A convertible preferred shareholders (the “Series A Investment Agreement”). The Series A Investment Agreement contains the terms of purchase and sale of the Series A convertible preferred shares, as well as certain rights of first refusal and or pre-approval in favor of the Series A convertible preferred shareholders. The Series A Investment Agreement will be terminated as of the effective date of the registration statement of which this prospectus is a part. In addition, the rights and obligations of each party under this agreement have been suspended upon the confidential submission to the SEC of the registration statement of which this prospectus is a part.

Investment Agreement with Series B Convertible Preferred Shareholders

On April 18, 2019, we entered into an investment agreement with Dr. Ochiai, Mr. Hoshi, and Mr. Murakami, as management shareholders, and our Series B convertible preferred shareholders (the “Series B Investment Agreement”). The Series B Investment Agreement contains the terms of purchase and sale of the Series B convertible preferred shares. The Series B Investment Agreement will be terminated as of the effective date of the registration statement of which this prospectus is a part. In addition, the rights and obligations of each party under this agreement have been suspended upon the confidential submission to the SEC of the registration statement of which this prospectus is a part.

Investment Agreement with Series C Convertible Preferred Shareholders

On June 17, 2022, we entered into an investment agreement with Dr. Ochiai, Mr. Hoshi, and Mr. Murakami, as management shareholders, and our Series C convertible preferred shareholders (the “Series C Investment Agreement”). The Series C Investment Agreement contains the terms of purchase and sale of the Series C convertible preferred shares. The Series C Investment Agreement will be terminated as of the effective date of the registration statement of which this prospectus is a part. In addition, the rights and obligations of each party under this agreement have been suspended upon the confidential submission to the SEC of the registration statement of which this prospectus is a part.

Indemnification Agreements

We have entered into a customary liability limitation agreement with each of our outside directors (Yusuke Murata, Ryo Oshima and Masayo Takahashi) and outside corporate auditors (Kazuyoshi Takeya, Akiko Ito, and Seiichi Koike) which limits the maximum amount of their liability to an amount stipulated in laws and regulations.

Transactions with Trusts for the Benefit of Employees

In respect of Series 6 stock options, we apply the scheme called “The Trusted Fair Value Stock Option,” under which three directors contributed their own money as the trustors to establish the trust. The trustee (Nozomi Kaikeisya, the tax accountant) subscribed for our stock options and administer them until they are allocated to the final beneficiaries. The trust documents permit employees and directors of the Company, any of its subsidiaries or affiliates to participate, however, the Company currently does not intend for directors or executive officers to participate. Since the payment to establish the trust is made before the rights are vested, the amounts paid by the trust of ¥2,854 thousand and ¥2,854 thousand ($19 thousand) were recorded as our other current liabilities, as of April 30, 2021 and 2022, respectively.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy (the “Related Person Transaction Policy”), setting forth the policies and procedures for the review and approval or ratification of related party transactions. The Related Person Transaction Policy covers any related party transaction or loan as defined under Form 20-F, Item 7.B. In reviewing and approving any such transactions, our board of corporate auditors will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction. Under the Related Party Transactions Policy, our board of corporate auditors oversees approval of transactions and arrangements between us and any subsidiaries, on the one hand, and between principal shareholders, directors, and officers.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by our common shares as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares.

Description of Our Share Capital

Based upon the assumed offer and sale of ● common shares in the form of ADSs in this offering at an initial public offering price of $● per ADS (which is the midpoint of the range set forth on the cover page of this prospectus), following this offering, there will be ● common shares outstanding, including 7,035,600 common shares issued pursuant to the Conversion of the convertible preferred shares.

On March 22, 2023, all our issued and outstanding convertible preferred shares including 1,111 Series AA convertible preferred shares, 4,600 Series A convertible preferred shares, 404 Series BB convertible preferred shares, 3,688 Series B convertible preferred shares and 1,923 Series C convertible preferred shares converted into common shares on a one-to-one basis.

On March 27, 2023, our stockholders approved a capital reduction to simplify our Company’s capital structure. This resolution has resulted in the reduction of our Company’s registered capital amount for common stock from ¥1,189,380 thousand to ¥100,000 thousand, effective from April 30, 2023. Additionally, on March 31, 2023, our stockholders adopted a resolution to reduce the total number of authorized shares of our Company from 1,000,000 shares to 86,904 shares with effect as of the same day.

On April 12, 2023, our board of directors approved a six hundred-for-one forward split of all our issued and outstanding common shares with effect from April 28, 2023.

All currently outstanding common shares are fully paid and non-assessable, and our common shares underlying the ADSs to be issued in this offering will be fully-paid and non-assessable.

Changes in Capital

Under our articles of incorporation, certain changes in capital, such as consolidation of shares, among others, require a majority vote of our common shareholders as set described under “Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings

Our articles of incorporation provide that each annual meeting of our shareholders must be held within three months after the end of each fiscal year. Our fiscal year ends on April 30, and therefore, we must hold our annual shareholders’ meeting by the end of July of each year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, stock purchase requests, treasury stock purchases from a specific shareholder, purchases of an entire class of shares, demands for share sales by an heir, and stock consolidations. In such cases, under the Companies Act and our articles of incorporation, the quorum requirement is one-third of the outstanding voting rights. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Pre-Emptive Rights

Holders of common shares have no pre-emptive rights under our articles of incorporation.

Dividend Rights

We may issue annual dividends upon a resolution of our common shareholders and may issue interim dividends upon a resolution of our board of directors. We have not issued dividends or interim dividends to our shareholders since the incorporation of our Company.

Liquidation Rights

In accordance with the Companies Act, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where the majority of the issued and outstanding shares with voting rights is present.

Transfer Agent

Under Article 12 of our articles of incorporation, we are required to set up a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. All affairs related to our shareholder and share option registries are delegated to the shareholder registry administrator and are not to be handled by our Company. The current shareholder registry administrator for our Company is Sumitomo Mitsui Trust Bank, Limited.

Limitation on Liability

Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. In addition, our articles of incorporation permit us to exempt, by resolution of our board of directors, directors from liabilities arising in connection with any failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. Should our board of directors exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such corporate auditor or director for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our non-executive directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

Articles of Incorporation

Objective of our Company under our Articles of incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding our Directors

With respect to the election of directors of our Company, each director must be elected by a majority of our common shareholders entitled to vote at a common shareholder’s meeting where shareholders holding one-third or more of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

Rights of Shareholders of our Common Shares

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

•

the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three years after the provision of the payment in accordance with our articles of incorporation;

•	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

•	the right to receive surplus in the event of a liquidation; and

•

the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the company’s assets and the book value of the company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights in connection with the election of directors and statutory corporate auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Under the Companies Act and our Articles of Incorporation, shareholders or their attorney-in-fact may exercise their voting rights through proxies, provided that a shareholder or his/her attorney-in-fact may appoint only one other shareholder who has voting rights as its proxy.

With respect to a special resolution, while the Companies Act generally requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, it allows a company to reduce the quorum for such special resolutions pursuant to its articles of incorporation to one-third (or greater than one-third) of the total number of voting rights.

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights:

•

a shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights;

•

shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution;

•	shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting;

•

shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

•	apply to a competent court for removal of a director or a corporate auditor; and

•	apply to a competent court for removal of a liquidator;

•	shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities;

•

shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

•	examine our accounting books and documents and make copies of them; and

•	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition;

•

shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting;

•

shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting;

•

shareholders holding 1% or more of the total number of voting rights of all shareholders, or 1% or more of the total number of our outstanding shares, have the right to institute a derivative action to enforce the liabilities of directors or corporate auditors of our material subsidiaries that satisfy statutory requirements; and

•	shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

•	the institution of an action to enforce the liabilities of our directors or corporate auditors;

•	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

•	on our behalf, that a director ceases an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened, unless otherwise provided by laws and regulations, by our Chief Executive Officer based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of April 30 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to provide a notice in writing or by electromagnetic means of the record date at least two weeks prior to the meeting date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i)	from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii)	from any of our subsidiaries, pursuant to a resolution of our board of directors.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by a Non-Resident of Japan under the Foreign Exchange and Foreign Trade Act of Japan and related regulations. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan.

There are no provisions in our articles of incorporation that would have the effect of delaying, deferring, or preventing a change in control that would operate only with respect to a merger, acquisition, or corporate restructuring involving us.

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our Company’s capital more stringent than is required by law.

For a description of rights of holders of ADSs, please see the “Description of American Depositary Shares.”

Exchange Controls

The Foreign Exchange and Foreign Trade Act (“FEFTA”) and related regulations regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

•	individuals who are Non-Residents of Japan;

•	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•

companies of which 50% or more of their voting rights are held by individuals who are Non- Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:

•

50% or more of contributions to the partnership were made by (i) individuals who are non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above; and

•

a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and

•	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing any time within six months of the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed acquisition. Such post- acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY 30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of our common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on our common shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Certain Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares which would require it to deliver a fraction of an ADS (or ADSs representing those common shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares (or ADSs representing those common shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our common shares any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits our common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver our common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

What are the requirements for depositing and withdrawing shares under FEFTA?

Under the amendments in 2019 to FEFTA, a proposed transferee of our common shares who is a Foreign Investor (as defined under FEFTA) must submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our common shares, regardless of the amount of shares to be acquired, which approval may take up to 30 days and could be subject to further extension. Prior to accepting common shares for deposit in return for the issuance of ADSs, the depositary, which is considered a Foreign Investor for purposes of FEFTA, must obtain pre-clearance from the Japanese governmental authority. Accordingly, investors wishing to deposit common shares with the depositary for the issuance of ADSs should notify the depositary at least 30 days prior to such deposit to allow time for the depositary to apply for any required pre-clearance, if not already obtained. The depositary will not accept any common shares for deposit until any required pre-clearance has been obtained. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre- clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited common shares should apply for pre-clearance at least 30 days in advance of such surrender. The depositary will not accept surrender of ADSs for the purpose of withdrawal of common shares until it receives assurances satisfactory to the depositary that any required pre-clearance for the delivery of the common shares to a Foreign Investor has been obtained.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our Articles of Incorporation or similar documents, to vote or to have its agents vote the common shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the common shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing common shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our common shares from an exchange outside the United States on which they were listed and do not list the common shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement terminates, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe, or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Common Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying common shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the

ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SECURITIES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares or the ADSs. Sales of substantial amounts of the ADSs following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of the ADSs and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional ADSs from us in this offering and assuming no exercise of outstanding stock options following this offering, we will have an aggregate of ● common shares outstanding upon completion of this offering. Of these shares, the ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of ADSs described below and whose sales would be subject to additional restrictions described below.

The remaining common shares will be held by our existing shareholders. Because substantially all of these shares were sold outside the United States to persons residing outside the United States at the time, they also will be freely tradable without restriction or further registration, except for the restrictions described below and as described under “Description of Share Capital and Articles of Incorporation — Transfer of Shares; Share Ownership Restrictions.” None of the outstanding common shares are subject to such lock-up agreements, except as described below.

Rule 144

In general, under Rule 144 under the Securities Act (“Rule 144”) as in effect on the date hereof, beginning 90 days after the date of this prospectus, a person who holds restricted shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned such restricted shares for at least six months, would be entitled to sell an unlimited number of our common shares, provided that current public information about us is available. In addition, under Rule 144, a person who holds restricted shares and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned such restricted shares for at least one year, would be entitled to sell an unlimited number of our common shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common shares for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the aggregate number of common shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ● common shares immediately after this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs from us); and

•

the average weekly trading volume of the ADSs on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and such the affiliate complies with the manner of sale requirements imposed by Rule 144.

Upon expiration of the lock-up restrictions described under “Underwriting — Lock Up Agreements”, substantially all of our outstanding common shares will either be unrestricted or will be eligible for sale under Rule 144, subject to the Rule 144 volume limitations applicable to our affiliates described above. We cannot estimate the number of our common shares that our existing shareholders will elect to sell.

Rule 701

In general, under Rule 701 of the Securities Act (“Rule 701”) as currently in effect, each of our employees, consultants or advisors who purchased, or who purchases, pursuant to an offer made prior to the date hereof, common shares from us in connection with a compensatory share plan or other written agreement, if such purchase or offer, as applicable, was made in accordance with Rule 701, is eligible, beginning 90 days from the date hereof, to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. We make no assurance that any such prior purchase or offer was made in accordance with Rule 701.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES OR THE ADSs, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares, including the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Republic of Singapore, and Spain. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (“Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (“Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under

Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distribute, legatee, or donee.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below) that acquires our common shares or ADSs in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs.

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

•	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;

•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

•	are required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

•

hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the net proceeds we raise in this offering generally will be considered to be held for the production of passive income and thus will be considered a passive asset.

Based upon our current and projected income and the valuation of our assets, including goodwill, we do not expect to be classified as a PFIC for our current taxable year. However, the determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable.

The discussion below under “ — Distributions on the Common Shares or ADSs” and “ — Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “ — Passive Foreign Investment Company Rules.”

Distributions on the Common Shares or ADSs

The gross amount of any distributions paid on our common shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, a U.S. holder may be eligible to claim a foreign tax credit in respect of any Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty. However, as a result of recent changes to the U.S. foreign tax credit rules, a Japanese withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the Treaty. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any Japanese withholding tax will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share or ADS equal to the difference between the amount realized for the common share or ADS and the holder’s tax basis in the common share or ADS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the Nasdaq. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to consider the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for U.S. holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares or ADSs are held in an account at certain financial institutions. In addition, U.S. holders may be required to file an IRS Form 926 to report the payment of the offering price for our ADSs.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938 and IRS Form 926.

U.S. holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares or the ADSs. U.S. holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated ●, 2023, among us and the underwriters named below, for whom Boustead Securities, LLC is acting as the representative, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
Boustead Securities, LLC	●

Total	●

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent such as the receipt by the underwriters of certain certificates and other documents, as well as confirmation of the receipt of certain legal and regulatory approvals. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling and related persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of ● ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be severally and not jointly obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$● per ADS. After the offering, the initial public offering price and concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

We have agreed to pay the underwriter a fee equal to 7% of the gross proceeds of the offering. The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
			No Exercise		Full Exercise
Initial public offering price	US$	●	US$	●	US$	●
Underwriting discounts and commissions paid by us	US$	●	US$	●	US$	●
Proceeds to us, before expenses	US$	●	US$	●	US$	●

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.0% of the gross proceeds received in this offering.

In addition, we have agreed to reimburse the Representative for (i) fees and expenses of legal counsel to the underwriters in an amount not to exceed $125,000; (ii) fees and expenses related to due diligence and other expenses incurred prior to completion of the offering not to exceed US$75,000; (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses not to exceed US$75,000; and (iv) US$8,000 for background checks on the Company’s officers, directors, corporate auditors and major shareholders. Such reimbursements are deemed underwriter compensation by FINRA.

We paid an expense deposit of $75,000 to the Representative, upon the execution of letter of intent between us and the Representative. Upon the closing of this offering, we will pay an additional $208,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately US$●.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We intend to apply to list the ADSs on Nasdaq under the trading symbol “PXDT.”

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Representative’s SARs

In addition, we have agreed to issue the Representative’s SARs to the Representative of the underwriters to purchase a number of ADSs equal to 7% of the total number of ADSs sold in this offering. The Representative’s SARs shall have an initial exercise price equal to 120% of the price per ADS sold in this offering. The Representative’s SARs may be purchased in cash, will be exercisable for five (5) years from the commencement of sales of this offering. The Representative’s SARs and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s SARs nor any of our shares issued upon exercise of the Representative’s SARs may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of one (1) year beginning on the date of commencement of sales of the offering. In addition, although the Representative’s SARs and the underlying common shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s SARs will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s SARs. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the common shares issuable upon exercise of the Representative’s SARs, other than underwriting discounts and commissions incurred and payable by the holders. The exercise price and number of common shares issuable upon exercise of the Representative’s SARs may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The exercise price and/or underlying shares may also be adjusted for issuances of common shares at a price below the warrant exercise price.

Lock Up Agreements

We, our officers, directors, and corporate auditors have agreed to be locked up for a period of twelve (12) months from the date on which the trading of our ADSs commences. For holders of 5% or greater of our capital stock who are not officers, directors, or corporate auditors, the lock-up period will be six (6) months from the date on which the trading of our ADSs commences for one-half of such holder’s securities of our Company and twelve (12) months for the remaining one-half. Our employees and holders holding less than 5% of our capital stock who are not officers, directors, or corporate auditors have agreed to be locked up for a period of six (6) months from the date on which the trading of our ADSs commences. During the lock-up period, without the prior written consent of the Representative, holders subject to a lock-up shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any ADSs or common shares or any securities convertible into or exercisable or exchangeable for common shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or common shares or any securities convertible into or exercisable or exchangeable for ADSs or common shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of ADSs or common shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any ADSs or common shares or any security convertible into or exercisable or exchangeable for ADSs or common shares.

The foregoing restrictions do not apply (a) to common shares or ADSs acquired in this offering, or transactions relating to common shares, ADSs or other securities acquired in open market transactions after the date of this prospectus; (b) to transfers of common shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for common shares or ADSs as a bona fide gift or by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement, or through will or intestacy, provided that the donee or donees thereof agree to be bound in by the underlying lock up agreement; (c) to transfers of common shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for common shares or ADSs to any trust for the direct or indirect benefit of the lock-up parties or any immediate family member of the lock-up parties or to any entity beneficially owned and controlled by the lock-up parties, provided that the trustee of the trust or the transferee, as applicable, agrees to be bound in writing by the underlying lock up agreement, and provided further that any such transfer shall not involve a disposition for value; (d) if the signor to the lock up agreement is a partnership, limited liability company or corporation, to limited partners, shareholders or “affiliates” (as defined under the Exchange Act) of the signor to the lock up agreement, provided that such transferee or transferees thereof agree to be bound in writing by the underlying lock up agreement, and provided further that any such transfer shall not involve a disposition for value.

The underwriters may, in their sole discretion and at any time or from time to time before the termination of the applicable lock-up period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who has executed a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.

Right of First Refusal

For a period of two years from the commencement of sales of the offering or expiration of the Company’s engagement of the Representative, the Representative will have a right of first refusal to act as sole investment banker, sole book-runner, sole financial advisor, and/or sole placement agent, in connection with any public or private equity and/or debt offerings, including all equity linked financings, mergers, business combinations, recapitalizations or sale of some or all of the equity or assets of the Company, whether in conjunction with another advisor, or broker-dealer, or on the Company’s own volition.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation, or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”), has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Company under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By applying for the ADSs, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B. As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons

(including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Israel

The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the

ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be affected only in compliance with the Israeli securities laws and regulations.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a “Relevant Member State,” an offer to the public of the ADSs which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that, no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer ADSs to the public” in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the Nasdaq Stock Market entry and listing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$	●
Financial Industry Regulatory Authority filing fee		●
Nasdaq Stock Market entry and listing fee		●
Accounting fees and expenses		●
Legal fees and expenses		●
Blue Sky fees and expenses		●
Printing expenses		●
Miscellaneous		●

Total	$	●

LEGAL MATTERS

We are being represented by Greenberg Traurig, LLP, Los Angeles, California, with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Loeb & Loeb LLP, with respect to certain legal matters as to United States federal securities and New York State law. The validity of the common shares represented by the ADSs offered in this offering and certain legal matters as to Japanese law will be passed upon for us by Greenberg Traurig Tokyo Law Offices.

EXPERTS

Baker Tilly US, LLP, independent registered public accounting firm, has audited our financial statements as of, and for the years ended, April 30, 2022 and 2021, as set forth in their report thereon. We have included such financial statements in this prospectus in reliance on Baker Tilly US, LLP’s report, given on their authority as experts in accounting and auditing. Baker Tilly US, LLP’s headquarters are located at Chicago, Illinois.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under Japanese law. All of our directors, our corporate auditor, and our executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 under the Securities Act relating to the underlying common shares represented by the ADSs being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about our Company, our common shares, and the ADSs being offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any contract, or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed. Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may access and read the registration statement and this prospectus, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers”, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, corporate auditors, and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of common shares. In addition, as a “foreign private issuer”, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Furthermore, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC under cover of Form 6-K certain other material information.

Our corporate website is https://pixiedusttech.com/. After the consummation of this offering, you may go to our website to access our periodic reports and other information that we file with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. We have included our website address in this prospectus solely for informational purposes.

INDEX TO FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pixie Dust Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Pixie Dust Technologies, Inc. (the “Company”) as of April 30, 2022 and 2021, the related statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended April 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flow from operating activities, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor since 2021.

Irvine, California

March 7, 2023, except for going concern matter described in Note 2 and the effects of stock split and reduction of authorized shares described in Note 2, 12 and 18, as to which the date is May 3, 2023

Pixie Dust Technologies, Inc.

Balance Sheets

	As of April 30,
	2021	2022
	JPY	JPY	US$ (Note 2)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	¥3,066,101	¥1,795,963	$12,083
Accounts receivable-trade	15,548	82,784	557
Accounts receivable-other	—	3,539	24
Due from related party	7,750	250	2
Inventories	5,631	23,305	157
Deferred offering costs	—	75,024	505
Prepaid expenses and other current assets	96,986	121,948	820

Total current assets	3,192,016	2,102,813	14,148
Property and equipment, net	482,201	518,824	3,491
Intangible assets, net	5,948	9,619	65
Operating lease right-of-use assets, net	765,743	1,049,583	7,062
Other assets	95,806	108,843	731

Total assets	¥4,541,714	¥3,789,682	$25,497

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	¥95,039	¥100,240	$674
Accrued expenses and other current liabilities	78,083	136,183	916
Current portion of operating lease liabilities	48,740	69,127	465
Current portion of long-term borrowings	300,000	5,555	37

Total current liabilities	521,862	311,105	2,092
Deferred tax liabilities	831	831	6
Long-term borrowings, net of current portion	540,000	784,445	5,278
Asset retirement obligation	16,854	22,979	155
Operating lease liabilities, net of current portion	721,140	1,004,246	6,757
Finance lease liabilities, net of current portion	2,282	36,799	247

Total liabilities	1,802,969	2,160,405	14,535

Commitments and contingencies (Note 11)
Stockholders’ equity:
Series B convertible preferred stock, no par value; 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of ¥7,791,269 ($52,421) at April 30, 2021 and 2022*	—	—	—
Series BB convertible preferred stock, no par value; 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of ¥199,963 ($1,345) at April 30, 2021 and 2022*	—	—	—
Series A convertible preferred stock, no par value; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of ¥862,500 ($5,803) at April 30, 2021 and 2022*	—	—	—
Series AA convertible preferred stock, no par value; 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of ¥37,303 ($251) at April 30, 2021 and 2022*	—	—	—
Common stock, no par value; 46,260,600 shares authorized; 6,000,000 shares issued and outstanding at April 30, 2021 and 2022*	100,000	100,000	673
Additional paid-in capital	3,946,038	3,946,038	26,549
Accumulated deficit	(1,307,293)	(2,416,761)	(16,260)

Total stockholders’ equity	2,738,745	1,629,277	10,962

Total liabilities and stockholders’ equity	¥4,541,714	¥3,789,682	$25,497

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated for stock split and reduction of authorized shares (Notes 2, 12 and 18).

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Operations

	Year Ended April 30,
	2021	2022
	JPY	JPY	US$ (Note 2)
	(in thousands, except share and per share data)
Revenue:
Services	¥512,772	¥636,265	$4,281

Total revenue	512,772	636,265	4,281
Costs and Expenses:
Cost of services	136,390	206,604	1,391
Research and development	601,731	694,072	4,670
Selling, general and administrative expenses	525,158	832,994	5,604
Other operating expense, net	—	311	2

Total costs and expenses	1,263,279	1,733,981	11,667

Loss from operations	(750,507)	(1,097,716)	(7,386)
Interest expense	(17,672)	(24,777)	(167)
Other income	8,695	13,025	88

Loss before income taxes	(759,484)	(1,109,468)	(7,465)
Income tax expense	—	—	—

Net loss	¥(759,484)	¥(1,109,468)	$ (7,465)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	6,000,000	6,000,000	6,000,000

Net loss per share attributable to common stockholders, basic and diluted	¥(126.58)	¥(184.91)	$(1.24)

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Stockholders’ Equity

	Stock Class										Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Series B convertible preferred stock		Series BB convertible preferred stock		Series A convertible preferred stock		Series AA convertible preferred stock		Common stock
	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount
		JPY		JPY		JPY		JPY		JPY	JPY	JPY	JPY
										(in thousands, except share data)
Balance, May 1, 2020	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(547,809)	¥3,498,229
Net loss	—	—	—	—	—	—	—	—	—	—	—	(759,484)	(759,484)

Balance at April 30, 2021	2,212,800	—	242,400	—	2,760,000	—	666,600	—	6,000,000	100,000	3,946,038	(1,307,293)	2,738,745
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,109,468)	(1,109,468)

Balance at April 30, 2022	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(2,416,761)	¥1,629,277

Balance at April 30, 2022- Convenience translation into US dollars (Note 2) -Thousand USD	2,212,800	$—	242,400	$—	2,760,000	$—	666,600	$—	6,000,000	$673	$26,549	$(16,260)	$10,962

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Cash Flows

	Year Ended April 30,
	2021	2022
	JPY	JPY	US$ (Note 2)
	(in thousands)
Cash flows from operating activities:
Net loss	¥(759,484)	¥(1,109,468)	$(7,465)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,732	75,182	506
Loss on disposal	—	311	2
Asset retirement obligation accretion	491	599	4
Changes in operating assets and liabilities:
Accounts receivable-trade	8,755	(67,236)	(452)
Accounts receivable-other	10,656	(3,539)	(24)
Due from related party	33,000	7,500	50
Inventories	1,292	(17,674)	(119)
Prepaid expenses and other current assets	25,693	(20,249)	(136)
Operating lease right-of-use assets, net	45,508	(283,840)	(1,910)
Other assets	(23,511)	(13,037)	(88)
Accounts payable	38,634	9,969	67
Accrued expenses and other current liabilities	23,952	42,663	288
Operating lease liabilities	(45,783)	303,493	2,042

Net cash used in operating activities	(589,065)	(1,075,326)	(7,235)

Cash flows from investing activities:
Purchases of property and equipment	(18,577)	(70,484)	(474)
Purchases of intangible assets	(2,073)	(4,218)	(29)
Redemption from short term investment	800,000	—	—

Net cash provided by (used in) investing activities	779,350	(74,702)	(503)

Cash flows from financing activities:
Proceeds from borrowings	290,000	250,000	1,682
Repayment of borrowings	—	(300,000)	(2,018)
Repayments of finance lease liabilities	(646)	(4,766)	(32)
Payments of offering costs	—	(65,344)	(440)

Net cash provided by (used in) financing activities	289,354	(120,110)	(808)

Net increase (decrease) in cash and cash equivalents	479,639	(1,270,138)	(8,546)

Cash and cash equivalents at beginning of year	2,586,462	3,066,101	20,629

Cash and cash equivalents at end of year	¥3,066,101	¥1,795,963	$12,083

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥17,672	¥24,777	$167
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	¥4,805	¥347,445	$2,338
Property and equipment acquired under finance leases	—	47,147	317
Purchases of property and equipment included in accounts payable	15,447	2,258	15
Purchases of intangible assets included in accounts payable	369	1,970	13
Offering costs included in accounts payable and, accrued expenses and other current liabilities	—	9,680	65

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business

Pixie Dust Technologies, Inc. (the “Company”) was incorporated in Japan in May 2017. Since its inception, the Company has conducted research, technology development, and business development based on research (basic technology) created through industry-academic collaborations. Additionally, the Company builds mechanisms for continuous social implementation in response to the issues and needs that exist in society.

The core technology of the Company is “wave control technology”. While wave control technology has the potential for a variety of applications, the Company currently focuses development efforts in two principal fields: Healthcare & Diversity and Workspace & Digital Transformation. The Company continuously performs research and development activities with its partners, and then manufactures and/or sells the products resulting from that research and development in cooperation with its partners.

Currently, the Company is working in the Diversity and Healthcare fields by developing scalp care products, devices for the deaf or hard-of-hearing persons, and devices for the elderly utilizing wave control technology, however, the Company has not launched these products as of April 30, 2022 and generated no revenue from these products during the year ended April 30, 2022. In the Workspace & Digital Transformation (DX) field, the Company has been working on providing a digital spatial transformation (DX) platform service for enterprises and developing acoustic metamaterials.

The Company generated revenue from commissioned research and development fees from its partners which contributed to 76% and 80% of the Company’s total revenue for the years ended April 30, 2021, and 2022 respectively. In addition, the Company generated revenue from “magickiri” and “hackke” services in the DX field, which utilizes the Company’s sensing technologies. All of the Company’s customers are located in Japan.

magickiri is a solution service that combines the latest sensing technologies, simulation, and infection data. By providing magickiri services, the Company aims to achieve both infection prevention and economic recovery in the COVID-19 era.

hackke is a location-based solution service to ensure business continuity and improve business productivity for customers by providing human location management, concentrated contact detection, enrollment management, and seat booking functions.

The Company’s fiscal year-end is April 30. The Company is headquartered in Japan. For the years ended April 30, 2021 and 2022, there are no subsidiaries to be consolidated for the Company.

2.	Summary of Significant Accounting Policies

•	Basis of Presentation and Preparation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

•	Liquidity and Going Concern

The Company has incurred recurring operating losses and negative cash flow from operating activities since inception. As of April 30, 2022, the Company had an accumulated deficit of ¥2,416,761 thousand ($16,260 thousand) and cash and cash equivalents of ¥1,795,963 thousand ($12,083 thousand). The Company does not expect its cash and cash equivalents will be sufficient to fund its operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the date the financial statements are available to be issued.

The Company expects to incur additional losses and higher operating expenses for the foreseeable future, specifically as the Company continues to invest in ongoing R&D to develop new products. The Company also expects higher operating expenses to support its growth strategies. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern and meet its debt obligations. The continuation as a going concern is dependent upon the Company’s ability to meets its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, including a public offering, or through other equity or debt financings. In addition, management has the ability to manage liquidity through the timing and extent of research and development spend, as well as other discretionary operating expenses. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. There are currently no written agreements in place for such funding or issuance of securities and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the date the financial statements are available to be issued.

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

•	Convenience Translation

The functional and reporting currency of the Company is the Japanese yen (JPY), the currency of the country in which the Company is incorporated and principally operates. Translations of the Balance Sheets, the Statements of Operations, the Statements of Stockholders’ Equity and the Statements of Cash Flows from JPY into US$ as of and for the year ended April 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=JPY148.63, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on October 31, 2022. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at that rate on October 31, 2022, or at any other rate.

•	Comprehensive Income

The Company did not have any items that required classification as other comprehensive income.

•	Stock Split and Authorized Shares

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. Prior to the stock split being effected, upon resolution of the stockholders on March 31, 2023, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares. After the stock split, the total number of authorized common stock was increased to 52,142,400 shares. As both of these events had a significant effect on the number of shares, all authorized, issued and outstanding common stock, convertible preferred stock, options to purchase common stock, and per share amounts contained in the financial statements and notes thereto have been retroactively adjusted to give effect to stock split and reduction of the number of authorized shares for all periods presented.

•	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, impairment of long-lived assets, asset retirement obligations, revenue recognition, stock-based compensation, and valuation of deferred tax assets. On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus (“COVID-19”) as a global pandemic. The Company considered the potential impact of the COVID-19 pandemic on its estimates and assumptions. There was no material impact to the Company’s financial statements as of and for the years ended April 30, 2021 and 2022. Actual results could materially differ from the Company’s estimates, and there may be changes to the estimates in future periods. Management bases these estimates on assumptions that it believes reasonable under the circumstances.

•	Risks and Uncertainties

The Company is subject to number of risks similar to other companies in the development stage, including, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base, implement and successfully execute its business and marketing strategy, develop follow-on products, provide superior customer service, and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

•	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and receivables. The Company’s cash and cash equivalents are held by five financial institutions in Japan, which management believes to be of high credit quality. The Company’s cash deposits of up to ¥10,000 thousand are insured by the Japanese government. From time to time, the Company has deposits in excess of the insured amounts. The Company has not experienced any losses on its cash and cash equivalents deposits. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and limits the amount of credit extended when deemed necessary. Generally, the Company requires no collateral from its customers. The Company maintains an allowance for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

•	Concentrations of Customers

There were two customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the year ended April 30, 2021, and three customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the year ended April 30, 2022, as follows:

	Year ended April 30,
	2021	2022
Customer A	*	23.3%
Customer B	25.8%	20.5%
Customer C	11.7%	10.5%

Total	37.5%	54.3%

There were two customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable-trade as of April 30, 2021 and 2022 respectively as follows:

	As of April 30,
	2021	2022
Customer C	70.8%	10.1%
Customer D	*	59.8%
Customer E	19.8%	*

Total	90.6%	69.9%

*	The percentage was below 10% for the period.

•	Foreign Currency Transactions

Gains and losses resulting from foreign currency transactions are recognized in the Statements of Operations. Foreign currency-denominated assets and liabilities are remeasured to the functional currency using the exchange rate at the balance sheet date and gains or losses are recorded in the Statements of Operations. The amount recorded for the year ended April 30, 2021 and 2022 were not material.

•	Segment Information

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the Company’s Chief Operating Decision Maker to make decisions with respect to resource allocation and assessment of performance. The Company’s Chief Operating Decision Maker is its Chief Executive Officer.

To date, the Company has reviewed its operations and manages its business as one operating segment; all required segment financial information is found in the financial statements. All of the Company’s long-lived assets are located in Japan, and all revenue generated during the year ended April 30, 2021 and 2022 were to customers located in Japan.

•	Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a remaining maturity date upon acquisition of three months or less to be cash equivalents and are stated at cost, which approximates fair value. As of April 30, 2021 and 2022, the Company’s cash and cash equivalents include cash on hand, demand deposits, and time deposits maintained at various financial institutions. The cash equivalents consist of the time deposit of ¥50,000 thousand and ¥50,001 thousand ($336 thousand) as of April 30, 2021 and 2022, respectively.

•	Accounts Receivable-trade and Due from Related Party

Accounts receivable consists of receivables from customers and the related party for services invoiced by the Company for which payment is outstanding. Accounts receivables are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts reduces the accounts receivable balance to the net realizable value of the outstanding accounts receivables.

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts receivable and determined based on historical collection experience, age of the receivable, current economic conditions, and the Company’s expectation for future economic conditions. The Company did not have any allowance for doubtful accounts as of April 30, 2021 and 2022.

•	Accounts Receivable-other

Accounts receivable-other includes reimbursement by a university which entered into a joint research agreement with the Company for research expenses.

•	Inventories

Inventories are comprised of finished goods, work in process and raw materials which are stated at the lower of cost or estimated net realizable value using either the weighted-average method or the specific identification method (i.e., project costing).

The Company periodically reviews its inventory for potential impairment and adjusts inventory, if necessary, to net realizable value based on customer orders on hand, and internal demand forecasts using management’s best estimates given the information currently available. There is no reserve as of April 30, 2021 and 2022.

•	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets which are not subject to depreciation, such as land, depreciation is computed on a straight-line basis or declining-balance method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the asset’s estimated useful lives or the remaining lease term. Maintenance and repairs are charged to operations as incurred.

Useful lives of property and equipment are as follows:

Estimated useful life
Land	Infinite
Buildings and improvements	5-19 years
Leasehold improvements	Lesser of estimated useful life or the remaining lease term
Vehicles	2-6 years
Tools and fixtures	2-15 years

Land has an infinite useful life and is therefore not subjected to amortization.

•	Intangible Assets, Net

Patents

The Company expenses patent costs, including legal related costs, as incurred. Patents are capitalized when the Company determines there will be a future benefit derived from such assets and are stated at cost. For the years ended April 30, 2021 and 2022, no such patent has been capitalized and costs to write, maintain, in-license, and defend patents are recorded as selling, general and administrative expenses in the statements of operations.

Other intangible assets

Intangible assets consist of internal-use software purchased from external parties. Amortization is computed using the straight-line method over the estimated useful lives of up to 5 years. Software development costs incurred during the preliminary stages of development are charged to expense as incurred. Maintenance and training costs are charged to expense as incurred. Upgrades or enhancements to existing internal-use software which result in additional functionality are capitalized.

•	Leases

The Company adopted Accounting Standards Codification (“ASC”) 842, Leases (“ASC 842”) effective on May 1, 2020, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which allowed the Company to carry forward the historical lease classification, retain the initial direct costs for any leases that existed prior to the adoption of the standard, apply hindsight in determining the lease term, assessing the impairment of right of use assets and not reassess whether any contracts entered into prior to the adoption are leases.

As of May 1, 2020, the Company recognized operating lease right-of-use assets of ¥811,250 thousand, which represents the operating lease liabilities of ¥815,663 thousand, adjusted for prepaid and accrued rent of ¥4,413 thousand. The adoption of this ASC 842 did not have any impact on the statements of operations and statements of cash flows. And there was no cumulative effect on accumulated deficit.

The Company determines if an arrangement is, or contains, a lease at inception and then classifies the lease as operating or financing based on the underlying terms and conditions of the contract. Leases with terms greater than one year are initially recognized on the balance sheet as right-of-use assets and lease liabilities based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the incremental borrowing rate (“IBR”). IBR based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Operating leases are included in operating lease right-of-use assets, net, current portion of operating lease liabilities and operating lease liabilities, net of current portion in the Balance Sheets. Operating leases right-of-use represents the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Operating lease right-of-use also includes any lease payments made and is reduced by any lease incentives. Options to extend or terminate the lease are considered in determining the lease term when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. It is reflected as rent expense (included in cost of services, research and development and selling, general and administrative expenses) in the Statements of Operations. The Company’s operating leases are primarily for office space. The Company’s finance lease is included in property and equipment, net, accrued expenses and other current liabilities, and finance lease liabilities, net of current portion in the Balance Sheets. Finance leases with a term greater than one year are included as an asset within property and equipment, net and a lease liability equal to the present value of the minimum lease payments is included in accrued expenses and other current liabilities and finance lease liabilities, net of current portion in its Balance Sheets. The present value of the finance lease payments is calculated using IBR in the lease. Finance lease right-of-use assets are amortized on a straight-line basis over the earlier of the end of the useful life of the right-of-use asset or the end of the lease term and the carrying amount of the lease liability is adjusted to reflect interest, which is recorded as interest expense.

The Company has lease agreements with both lease and non-lease components. The Company elected to separate lease and non-lease components for its building leases. The Company also made an accounting policy election to recognize lease expense for leases with a term of 12 months or less on a straight-line basis over the lease term and not recognize right-of-use assets or lease liabilities for such leases.

For newly executed contracts, renewals and revisions related to leases, and estimates, certain assumptions are used to determine asset value, useful life, discount rate, lease term, etc. and these have effects on (1) the classification of the lease, (2) the measurement of rental payments, and (3) the measurement of the lease asset. These results may differ if varying estimates and assumptions are used.

•	Impairment or Disposal of Long-Lived Assets

The Company’s long-lived assets are comprised of property and equipment, including leasehold improvements, right-of-use assets and definite-lived intangible assets. Long-lived assets are reviewed for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparing the carrying amounts of the asset group to the future undiscounted cash flows attributable to these assets. An impairment loss is recognized to the extent an asset group is not recoverable and the carrying amount exceeds the projected discounted future cash flows arising from these assets. There were no impairments of long-lived assets for the years ended April 30, 2021 and 2022.

•	Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings, including the initial public offering (“IPO”), as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of financing. In the event a proposed IPO is deemed not likely to be completed, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Statements of Operations in the period of such determination. As of April 30, 2021 and 2022, zero and ¥75,024 thousand ($505 thousand) of deferred offering costs, respectively, were capitalized in current assets on the Balance Sheets.

•	Other Assets

Other Assets primarily include advance payments paid to third-party vendors or deposit to the landlord.

•	Asset Retirement Obligations

The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and recorded as a non-current liability. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset’s useful life.

•	Stock -Based Compensation

The Company’s stock-based awards consist of stock options issued to employees and non-employees. The Company measures the estimated fair value of the stock-based awards on the date of grant. It recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. The Company records expenses for awards with service-based vesting using the straight-line method. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. The Company accounts for forfeitures as they occur.

Fair values of stock options are determined using the Black-Scholes option pricing model (“BSM”). In estimating the fair value, Management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk-free rate, future dividend yields, and estimated forfeitures at the initial grant measurement date. Changes in assumptions used to estimate fair value could result in different outcomes.

•	Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), on May 1, 2020, using the modified retrospective approach to all contracts not completed at the date of initial application.

According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the Company’s customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore, there were no material changes to the Company’s financial statements upon adoption of ASC 606.

The Company is the principal for all of its transactions and recognizes revenue on a gross basis. Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Nature of Goods and Services

The Company currently generates its revenues through commissioned research, solution services, membership services and guest speaker services. The Company’s contracts for commissioned research, solution services, membership services and guest speaker services generally have fixed consideration and do not contain provisions that are dependent on the outcome of a future event that needs to be estimated.

•	Commissioned research

The Company submits the deliverables generated during the research and demonstration experiments or the verification and demonstration of the digital technology to the customer. The contracts include the customer acceptance right, which is considered a requirement to conclude the customer has obtained control of the submitted deliverables such as reports, prototypes and digital source code. Since the acceptance of the asset by the customer indicates that the customer has acquired the ability to direct the use of the asset and derive benefits from the asset, the performance obligation is deemed to be satisfied at that time. Therefore, the revenue is recognized at a point in time, when the goods are delivered, and acceptance is completed.

For some contracts, the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. In these cases, the Company recognizes revenue over time using the “as invoiced” practical expedient and thereby recognized the amount to which the entity has a right to invoice.

•	Solution services

The Company receives compensation from customers through providing its solution services by utilizing its own technologies. For the years ended April 30, 2021 and 2022, the Company’s services are principally hackke and magickiri services, which utilize the Company’s sensing technologies.

For hackke services, the Company identifies two performance obligations that sales of dedicated devices and providing the system usage service to the customer, for which the Company receives compensation. For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling price (“SSP”) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The transaction price is allocated to each performance obligation based on the SSP determined by the adjusted market assessment approach utilized similar equipment for the dedicated device and the residual approach for the system usage service due to no direct observable SSP for similar services in the market that is reasonably available. For the sales of dedicated devices, the Company provides the dedicated devices and the contract includes the customer acceptance right, which is considered as a requirement to conclude that the customer has obtained the control of the provided devices. Since the acceptance of the product by the customer indicates that the customer has acquired the ability to direct the use of the product and derive benefits from it, the performance obligation is deemed to be satisfied at that time. Therefore, the revenue is recognized at a point in time when the products are delivered and acceptance is completed. For system use services, revenue is recognized on a monthly basis as access rights are granted on a monthly basis.

For the magickiri service, the Company provides primarily, planning services and in some of the instances and designs, proposes the appropriate countermeasures against infectious diseases, or the monitoring service, which monitors human behavior and analyzes the customer’s own environment on the customer’s behalf. For both the planning and monitoring services, the Company submits the results to the customer in the form of reports, and the contract includes the customer acceptance right which is considered as a requirement to conclude the customer has obtained the control of the submitted deliverables (i.e. product and report). Since the acceptance of the deliverables by the customer indicates that the customer has acquired the ability to direct the use of the deliverables and derive benefits from it, the performance obligation is deemed to be satisfied at that time. Therefore, the revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed.

In magickiri planning services, for some contracts, the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. In these cases, the Company recognizes revenue over time using the “as invoiced” practical expedient and thereby recognized the amount to which the entity has a right to invoice.

•	Membership services

The Company operates a membership forum, “Pixie Nest.” Membership contracts are generally for a one-year term. The Company holds forums to discuss future direction and recommendations on social issues it aims to solve by utilizing its technologies. The customer pays the fee in advance before the membership service begins. In exchange for providing the Company’s membership services, the customer gains knowledge which may be used over the lifetime of the membership and the customer simultaneously receives and consumes the benefits of the Company’s performance. Therefore, the Company recognizes revenue over membership period. The Company does not recognize a refund liability because the contract specifies that no refunds will be made. The Company records deferred revenue (contract liability) that is included in accrued expenses and other current liabilities on the Balance Sheet when cash payments are received in advance of the Company’s performance.

•	Guest speaker services

The guest speaker services are provided by the Company’s management for several media and external events managed by a third party. This service helps the Company promote its business. The revenue from guest speaker services is recognized at a point in time when the service is delivered.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Commissioned research	¥390,260	¥508,906	$3,424
Solution services	55,987	82,657	556
Membership services	41,000	15,250	103
Guest speaker services	25,525	29,452	198

Total revenue	¥512,772	¥636,265	$4,281

Contract Balance

Contract balances typically arise when there is a timing difference between the transfer of control to the customer and the receipt of consideration. The Company did not have contract assets as of April 30, 2021 and 2022. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment. With respect to payment terms, payments for all revenue streams are generally collected in the following month from the invoice date. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. Contract liabilities are included in accrued expenses and other current liabilities on the Balance Sheet are expected to be recognized as revenue within one year. There are no significant financing components because the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service is short-term. The Company applied the practical expedient available under ASC 606 that permits the Company not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The following table summarizes the change in contract liabilities for the years ended April 30, 2021 and April 30, 2022.

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Beginning balance	¥13,700	¥10,038	$68
Revenue earned	(68,013)	(97,206)	(654)
Deferral of revenue	64,351	99,740	671

Ending balance	¥10,038	¥12,572	$85

Contract Costs

The Company does not have any commission plans and the Company’s process in obtaining a customer starts when the customer approaches the Company due to interest in the Company’s technology. These initial interactions are, for example, an inquiry in response to a press release, an introduction from another party or customer, or a direct inquiry. Therefore, the Company does not incur incremental costs from activities such as requesting a third party to act as an intermediary in obtaining contracts or having to pay sales representatives commissions to find potential customers.

•	Collaborative Arrangements

When the Company enters into a collaborative research and development arrangement, it evaluates whether the arrangement falls within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”), based on whether it involves joint operating activities and whether both parties actively participate in the arrangement and are exposed to significant risks and rewards.

If the payments from the counterparty of contracts to the Company are from customers, the Company accounts for them within the scope of ASC 606. However, if the Company determines that the payment is not from a customer, certain collaborative research, development, manufacturing and commercial activities and related payments should be presented as a reduction to research and development or general and administrative expenses, depending on where the underlying costs are presented.

Although the Company has formally entered into several joint research and development agreements, the Company is only commissioned by the customers to perform research and development work.

There is no evidence that both parties are actively participating in the arrangement or are exposed to significant risks and rewards, and therefore, no contracts fall within collaborative agreements as defined in ASC 808.

•	Cost of Services

Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs, and related costs that are attributable to providing our services.

•	Selling, General and Administrative Expenses

Selling expenses primarily consist of (i) advertising and marketing expenses, (ii) personnel costs for sales and marketing staff, and (iii) rental and depreciation expenses. For the years ended April 30, 2021 and 2022, advertising expenses totaled ¥958 thousand and ¥9,465 thousand ($64 thousand) respectively.

General and administrative expenses consist of (1) personnel costs and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, and (2) costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental, and other general corporate-related expenses.

•	Research and Development Costs

Research and development costs are expensed as incurred and consist of salaries, benefits, laboratory supplies and facility costs, as well as fees paid to other entities who conduct research and development activities on the Company’s behalf.

Advance payments for goods or services which will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as an expense as the related services are performed.

•	Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s historical operating performance and the recorded cumulative net losses in prior fiscal periods, the net deferred tax assets have been fully offset by a valuation allowance.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. The Company recognizes uncertain tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority.

•	Net Loss per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents of potentially diluted securities outstanding for the period determined using the treasury-stock methods. Basic and diluted net loss per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. The Company’s shares of convertible preferred stock are participating securities as defined by ASC 260. The Company’s basic and diluted net loss per share were the same because the Company generated a net loss for all periods and potentially dilutive securities are excluded from diluted net loss per share as a result of their anti-dilutive impact. Net loss is attributable entirely to common stockholders. It is not allocated to the convertible preferred stock as the holders do not have a contractual obligation to share in the Company’s losses.

•	Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which required entities to make a one-time determination of whether an entity is eligible to be a smaller reporting company as of November 15, 2019 for the purpose of determining the effective date of ASU 2016-13. As an emerging growth company, the Company will adopt this standard effective May 1, 2023 and the adoption of this ASU is currently not expected to have a material effect on the financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”. The ASU requires additional disclosures for transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including: (i) information about the nature of the transactions and related accounting policy used to account for the transactions; (ii) the line items on the balance sheet and income statement affected by these transactions including amounts applicable to each line; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. The new guidance is effective for the Company for annual periods beginning after December 15, 2021. The Company is planning to adopt this ASU on May 1, 2022 and the adoption of this ASU is currently not expected to have a material effect on the financial statements.

3.	Fair Value Measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurement, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements.

Assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their fair values.

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no assets or liabilities to be measured at fair value on “recurring” basis as of April 30, 2021 and 2022.

•	Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, due from related party, accounts receivable-other, lease deposits, accounts payable, accrued expenses, operating and finance lease liabilities, and long-term borrowings. The carrying values of the Company’s financial instruments approximate their fair value due to the short-term nature of those instruments and market interest rates.

4.	Inventories

Inventories are comprised as follows as of April 30, 2021 and 2022: Finished goods are the dedicated location measurement devices required to provide hackke services, which are included in the solution services; and Work-in-process and Raw materials mainly consist of items related to the manufacturing of the devices.

	As of April, 30
	2021	2022
	JPY	JPY	US$
	(in thousands)
Finished goods	¥—	¥12,153	$82
Work-in-process	5,631	5,432	37
Raw materials	—	5,720	38

Total	¥5,631	¥23,305	$157

5.	Property and Equipment, Net

As of April 30, 2021 and 2022, property and equipment consist of the following:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Land	¥218,980	¥218,980	$1,473
Buildings and improvements	159,154	161,503	1,087
Leasehold improvements	69,358	86,744	584
Vehicles	7,954	7,954	54
Tools and fixtures	188,726	261,796	1,761

Total property and equipment	644,172	736,977	4,959
Less: Accumulated depreciation and amortization	(161,971)	(218,153)	(1,468)

Property and equipment, net	¥482,201	¥518,824	$3,491

Depreciation and amortization expense was ¥50,476 thousand and ¥73,034 thousand ($492 thousand) for the years ended April 30, 2021 and 2022, respectively.

6.	Intangible Assets, Net

Intangible assets consist of the following as of April 30, 2021 and 2022:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Software
Gross carrying amount	¥8,031	¥13,850	$93
Accumulated amortization	(2,083)	(4,231)	(28)

Net book value	¥5,948	¥9,619	$65

The amortization expense was ¥1,256 thousand and ¥2,148 thousand ($14 thousand) for the years ended April 30, 2021 and 2022, respectively. No impairment losses were recognized for the years ended April 30, 2021 and 2022.

The expected aggregate amortization expense for the years following April 30, 2022 are as follows:

	JPY	US$
Year ending April 30,	(in thousands)
2023	¥2,760	$19
2024	2,760	19
2025	1,982	13
2026	1,504	10
2027	613	4

Total	¥9,619	$65

7.	Leases

The Company’s operating leases consist of offices and other facilities, and the Company’s finance lease consists of vehicles and tools and fixtures.

Finance Leases

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company’s finance right-of-use assets and lease liabilities are as follows:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Finance lease right-of-use assets, net(1)	¥2,668	¥45,303	$305
Current portion of finance lease liabilities(2)	642	13,221	89
Finance lease liabilities, net of current portion	2,282	36,799	247

(1)	Included in “Property and equipment, net” in the Balance Sheet.
(2)	Included in “Accrued expenses and other current liabilities” in the Balance Sheet.

The components of lease costs are as follows:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
Finance lease cost	(in thousands)
Amortization of right-of-use assets	¥582	¥4,511	$30
Interest on lease liabilities	118	548	4

Total	¥700	¥5,059	$34

Supplemental information related to finance leases is as follows:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
Cash flow information	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥646	¥4,766	$32
Finance lease right-of-use assets obtained in exchange for lease liabilities	—	47,147	317
Weighted average remaining lease term (in years)	4.6	3.7
Weighted average discount rate (IBR)	3.00%	2.56%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to April 30, 2022 are as follows:

	JPY	US$
Year ending April 30,	(in thousands)
2023	¥14,413	$97
2024	14,413	97
2025	14,413	97
2026	9,546	64

Total	52,785	355
Less: Interest component	(2,765)	(18)

Present value of minimum lease payments	¥50,020	337

Operating Leases

Payments under the Company’s lease arrangements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities. Variable lease costs include property taxes and utilities. The Company has elected not to recognize a right-of-use asset or lease liability for short-term leases with a lease term of 12 months or less. Short-term leases are recognized in the statement of operations on a straight-line basis over the lease term. When the Company determines a lease term, if a lease contract contains an option to extend its lease term and it is reasonably expected that the Company will exercise the option, the Company includes the extending period in its lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of the operating lease expenses reflected in the statement of operations for the year ended April 30, 2021 and 2022 were as follows:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Fixed lease cost	¥65,968	¥88,273	$594
Variable lease cost	3,205	4,010	27
Short-term cost	115	304	2

Total	¥69,288	¥92,587	$623

Supplemental information related to operating leases is as follows:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥65,968	¥88,273	$594
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	4,805	347,445	2,338
Weighted average remaining lease term (in years)	15.1	14.2
Weighted average discount rate-operating lease (IBR)	2.17%	2.24%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to April 30, 2022 are as follows:

	JPY	US$
Year ending April 30,	(in thousands)
2023	¥92,429	$622
2024	89,562	603
2025	88,314	594
2026	87,441	588
2027	87,441	588
Thereafter	808,825	5,442

Total	1,254,012	8,437

Less: Interest component	(180,639)	(1,215)

Present value of minimum lease payments	¥1,073,373	$7,222

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Accrued legal expense	¥—	¥44,424	$299
Wages and paid leave	32,674	42,196	284
Other	45,409	49,563	333

Total	¥78,083	¥136,183	$916

9.	Borrowings

Long-term borrowings consist of the following as of April 30, 2021 and 2022:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Long-term borrowings, unsecured, maturing serially through 2022-2026, (weighted average: 2021—2.40%, 2022—2.93%)	¥840,000	¥790,000	$5,315
Less: current portion	(300,000)	(5,555)	(37)

Long-term borrowings, net of current portion	¥540,000	¥784,445	$5,278

The long-term borrowings accrue interest using fixed interest rates of 1.48%-3.00% and 1.70%-3.00% per annum as of April 30, 2021 and 2022. However, certain borrowing is exempt from interest payments until November 29, 2023, due to the Tokyo Metropolitan Government’s interest subsidy policy for COVID-19.

In addition, there is another unsecured borrowing which allows the Company to borrow up to ¥1,000,000 thousand ($6,728 thousand). This borrowing is to be disbursed in four installments of ¥250,000 thousand ($1,682 thousand) each, provided, that the Company meets certain financial performance targets prior to each of the second, third and fourth installment. The Company borrowed ¥750,000 thousand ($5,046 thousand) in total as of April 30, 2022.

Debt issuance costs related to these borrowings are immaterial.

Annual maturities for the years subsequent to April 30, 2022 are as follows:

	JPY	US$
Year ending April 30,	(in thousands)
2023	¥5,555	$37
2024	763,332	5,136
2025	13,332	90
2026	7,781	52

Total	¥790,000	$5,315

10.	Asset Retirement Obligation

These obligations include estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from the leased property for the Company’s headquarters at the end of the lease term. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depleted over the lease term, which has been determined to be 15 to 17 years. The following is a description of the changes to its beginning and ending amount of asset retirement obligation for the years ended April 30, 2021 and 2022:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Beginning balance	¥16,363	¥16,854	$114
Liabilities incurred during the period	—	5,526	37
Accretion expense	491	599	4

Ending balance	¥16,854	¥22,979	$155

11.	Commitments and Contingencies

•	Litigation

From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that losses will be incurred and these losses can be reasonably estimated. Management does not expect any liabilities from claims to have a material adverse effect on its financial position or the results of operations.

12.	Stockholders’ Equity

On May 10, 2017, the Company was incorporated as a private company with 1,000,000 authorized shares, pursuant to the Companies Act of Japan (the “Companies Act”).

At incorporation, the Company issued 10,000 shares of common stock for ¥10 thousand. The Company recorded ¥5 thousand each in Common stock and additional paid-in capital.

In July 2017, 1,111 shares of Series AA convertible preferred stock were issued for ¥37,303 thousand in total. The Company recorded ¥18,657 thousand and ¥18,477 thousand in Series AA convertible preferred stock and additional paid-in capital, respectively.

In July, August, and October 2017, total 4,600 shares of Series A convertible preferred stock were issued for ¥575,000 thousand in total. The Company recorded ¥287,500 thousand each in Series A convertible preferred stock and additional paid-in capital.

In April 2019, 404 shares of Series BB convertible preferred stock were issued for ¥100,000 thousand in total. The Company recorded ¥50,000 thousand each in Series BB convertible preferred stock and additional paid-in capital.

In April and May 2019, total 3,688 shares of Series B convertible preferred stock were issued for ¥3,895,634 thousand in total. The Company recorded ¥1,947,817 thousand each in Series B convertible preferred stock and additional paid-in capital.

During April 2020, upon the resolution of the stockholders, a capital reduction was properly carried out in accordance with the Companies Act to simplify the capital structure and be more efficient. The Company reduced its total amount of common stock and series A, AA, B and BB convertible preferred stock of ¥2,303,979 thousand to ¥100,000 thousand. The capital reduction was treated appropriately pursuant to the Companies Act “Increase/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus” as given below, and the remaining amount after the capital reduction are presented as common stock on the balance sheet.

Stock Split and Authorized Shares

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. Prior to the stock split being effected, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares upon the resolution of the stockholders on March 31, 2023. After the stock split, the total number of authorized common stock was 52,142,400 shares. As both of these events had a significant effect on the number of shares, all authorized, issued and outstanding common stock, convertible preferred stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to give effect to stock split and reduction of the number of authorized shares for all periods presented.

Japanese companies are subject to the Companies Act. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common Stock and Convertible Preferred Stock

Under the Companies Act, the Company is only allowed to issue no par value stock, and issuances of stock are required to be credited to the stock account for at least 50% of the proceeds and to additional paid-in capital account for the remaining amounts.

Increases/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus

Under the Companies Act, the total amount of legal capital surplus and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, convertible preferred stock, legal reserve, legal capital surplus, and other capital surplus (a component of additional paid-in capital) and retained earnings (a component of accumulated deficit) can be transferred among the accounts under certain conditions upon resolution of the stockholders.

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of accumulated deficit) or as legal capital surplus (a component of additional paid-in capital) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and legal capital surplus equals 25% of common stock and convertible preferred stock combined.

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the stockholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to certain limitations and additional requirements. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders, but the amount of net assets after dividends must be maintained at no less than ¥3,000 thousand.

The Amount Available for Dividends

The amount available for dividends under the Companies Act is calculated based on the amount recorded in the Company’s financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, there is no amount available for dividends due to the accumulated deficit as of April 30, 2022.

Upon closing of the issuance of common stock and Series A, AA, B, and BB convertible preferred stock, the Company adopted a dual voting structure on its shares.

•	Preferred stock

The following table summarizes the issuances of convertible preferred stock as of April 30, 2022:

	Issue Date	Issuance Price (amount paid in) (per share)**	Holder’s Conversion Right	Conversion Ratio*	Settlement methods
Series A	July 24, 2017 July 28, 2017 August 2, 2017 October 13, 2017	¥208	Any time	1	Shares
Series AA	July 20, 2017	¥56	Any time	1	Shares
Series B	April 18, 2019 April 25, 2019 May 27, 2019	¥1,761	Any time	1	Shares
Series BB	April 1, 2019	¥413	Any time	1	Shares

*	All series of convertible preferred stock will convert into common shares on a one-for-one basis.
**	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The key terms of the convertible preferred stock are as follows:

Conversion Right

All shares of convertible preferred stock may, at the option of the holders, be converted at any time into shares of common stock. The conversion ratio for each convertible preferred stock shall be determined by dividing the issue price by the conversion price in effect at the time of the conversion. The initial conversion price of each class of convertible preferred stock shall be its respective subscription price (i.e., conversion ratio =1), and shall be subject to adjustment in the event of the issuance of additional common stock at a per share price less than the conversion price.

All shares of convertible preferred stock are automatically converted into shares of common stock either immediately prior to the completion of IPO or when the convertible preferred stockholders holding the largest number of outstanding shares of convertible preferred stock agree to convert the convertible preferred stock in writing. Each share of convertible preferred stock shall automatically be converted into common stock of the Company at the effective conversion price upon the closing of an IPO.

Dividend Rights

All series of convertible preferred stock do not have right to receive preferred dividend. Therefore, all shares of convertible preferred stock and common stock have equal rights with respect to the surplus dividend on an as-converted basis, when, as and if declared by the Board. However, no dividends on shares of convertible preferred and common stock have been declared since the issuance date until April 30, 2022, as there is no amount available for dividends due to the accumulated deficit as of April 30, 2022. The convertible preferred stock is considered a participating security because it participates in dividends with common stock.

Liquidation Rights

In the event the Company voluntary or involuntary liquidates, holders of the convertible preferred stock will be entitled to receive a distribution of the Company’s residual assets and funds upon the liquidation in preference over shares of common stock. Holders of convertible preferred stock of later series have a right to the distribution of assets or funds over holders of convertible preferred stock of earlier series in the following sequence: Series B convertible preferred stock and Series BB convertible preferred stock, Series A convertible preferred stock, and Series AA convertible preferred stock and common stock.

After distribution to the holders of convertible preferred stock the amount of preference, all remaining assets and funds of the Company available for distribution to the stockholders shall be distributed ratably among all the stockholders on a fully diluted basis.

Redemption Rights

The shares of convertible preferred stock are not mandatorily redeemable. Shares of convertible preferred stock are contingently redeemable upon the occurrence of certain liquidation events. However, the redemption of the convertible preferred stock are solely within the control of the Company and then the convertible preferred stock are classified as permanent equity.

Voting Rights

Each share of convertible preferred stock confers the right to receive notice of, attend, and vote at any general meeting of members on an as-converted basis. The holders of the convertible preferred stock vote together with the common stockholders, and not as a separate class or series, on all matters put before the stockholders.

13.	Stock-Based Compensation

•	Equity Incentive Plans

In 2018, the Company’s Board of Directors adopted, and stockholders approved an equity incentive plan (the “Plan”). The Plan is a broad-based retention program and is intended to attract and retain talented employees and directors. The Plan provides for the granting of stock options to employees, and directors through a series of stock option awards.

•	Method that Estimates the Fair Value of Stock Options

Stock options granted are exercisable for the full ten-year contractual term. The fair value of stock options as part of employees and nonemployees incentive plans is estimated at the date of grant using the BSM. BSM requires the input of significant assumptions such as the expected stock price, volatility, risk-free interest rate, and expected dividend.

The Company did not grant any stock options during the years ended April 30, 2021 and 2022.

•	Summary of Terms Included in the Stock Options Agreement

Series 1

According to the resolutions at the general meeting of stockholders held on April 27, 2018, the Company issued and granted 12 stock options to the University of Tsukuba at an exercise price of ¥125,000. The exercise term of these stock options is 10 years commencing April 27, 2018. The general terms require performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The stock option’s fair value as of the grant date was ¥1,054.87 per option. Each option can be exercised for 600 shares of common stock (the same applies hereafter).

Series 2

According to the resolutions at the general meetings of stockholders and the Board of Directors held on July 24, 2018 (Tranche 1), and in October 17, 2018 (Tranche 2), the Company issued stock options to employees and the Company’s director and granted 440 stock options at an exercise price of ¥16,500. The exercise term of stock options for Tranche 1 and Tranche 2 is 10 years commencing from July 24 and October 17, 2018, respectively. The general terms require both service and performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The holder shall be required to be a director, corporate auditor, or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights. The stock option’s fair value as of the grant dates for Tranche 1 and Tranche 2 is ¥10,117.70 and ¥7,370.97 per option, respectively.

Series 3

According to the resolutions at the general meetings of stockholders and the Board of Directors held on April 24, 2019, the Company issued stock options to employees and the Company’s director and granted 647 stock options at the exercise price of ¥180,000. The exercise term of stock options is 10 years commencing April 24, 2019. The general terms require both service and performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The holder shall be required to be a director, corporate auditor, or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights. The stock option’s fair value as of the grant date is ¥2,579.33 per option.

Series 5

According to the resolutions at the general meetings of stockholders and the Board of Directors held on March 11, 2020, the Company issued stock options to the University of Tsukuba and Tohoku University and granted 80 stock options at an exercise price of ¥181,000. The exercise term of stock options is 10 years commencing March 31, 2020. The joint research agreement can be terminated when the agreement cannot be maintained due to the transfer or retirement of the holder. The Company may acquire unexercised rights without compensation in the event that the joint research agreement is terminated due to the rights holder, such as when the joint research based on the joint research agreement cannot be maintained due to the transfer or retirement of the rights holder’s staff. The general terms require performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The stock option’s fair value as of the grant date is ¥104.40 per option.

Series 6

The Company applied the scheme called “The Trusted Fair Value Stock Option” in which funds will be deposited by a trustor (not an issuing company, but a third party such as its owner or its CEO) to a trustee (usually, tax accountants are appointed as trustees due to the need of tax payment). The trustee purchases the Fair Value Stock Option by using the funds and the trustee distributes it to the beneficiaries identified by the issuing company based on their trust agreement and delivery guideline in the future based on an objective evaluation of the performance of those beneficiaries. In the case of the Company, three directors contributed their own money as the trustor to establish the trust. According to the resolutions at the General Meetings of Stockholders and the Board of Directors held on April 21, 2020, the Company issued stock options to Nozomi Tax Corporation (Trustee) and granted 782 stock options at an exercise price of ¥181,000. The exercise term of the stock options is 10 years commencing April 30, 2020. The holder of the rights shall be required to be a director or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights. Although the IPO condition is not mentioned in the agreement specifically, it is exercisable only at the time of IPO as the shares will be allocated to the employees (ultimate beneficiary) at the time of IPO, therefore there is an implicit performance conditions to be satisfied prior to vesting. The stock option’s fair value as of the grant date is ¥11.38 per option.

Series 7

According to the resolutions at the General Meetings of Stockholders and the Board of Directors held on April 21, 2020, the Company issued stock options to the Company’s director and granted 366 stock options at the exercise price of ¥181,000. The exercise term of the stock options is 10 years commencing April 30, 2020, and the holder of the rights shall be required to be a director, corporate auditor, or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights. There is no performance conditions to be satisfied prior to vesting. The stock option’s fair value as of the grant date is ¥3.17 per option.

The Company currently plans to use authorized and unissued shares to satisfy share award exercises.

Cash received from stock options is included within “accrued expenses and other current liabilities” and “additional paid-in capital” in the Balance Sheets. It is recognized as a liability until the options vest. As the stock options vest, the liability will be reclassified to additional paid-in capital.

•	A Summary of the Activity of the Company’s Stock Option Plans

The Company did not grant any stock options during the year ended April 30, 2021 and April 30, 2022. The following table summarizes the stock options activity under the Plan for the years ended April 30, 2021 and April 30, 2022.

	Number of options	Weighted-average Exercise price (per option)		Weighted- average Remaining contract term (years)
		JPY	US$
Outstanding at April 30, 2020	2,317	¥149,196	$1,004	9.4
Forfeited	(80)	57,375	386

Outstanding at April 30, 2021	2,237	152,480	1,026	8.4

Forfeited	(165)	71,000	478

Outstanding at April 30, 2022	2,072	158,969	1,070	7.5

Vested and exercisable at April 30, 2022	366	¥181,000	$1,218	8.0

As of April 30, 2021, the aggregate intrinsic value of all outstanding options was ¥126,063 thousand. As of April 30, 2022, the aggregate intrinsic value of all outstanding options was ¥500,463 thousand ($3,367 thousand). As of the same date, the aggregate intrinsic value of all exercisable options was ¥80,339 thousand ($541 thousand). The aggregate intrinsic value was calculated as the difference between the exercise price of the stock options and the fair value of the underlying common stock as of April 30, 2021 and 2022.

As the liquidity event is not determined to be probable, no stock-based compensation expense is recognized.

(a)    The total compensation cost related to non-vested awards not yet recognized are as follows:

	Year ended April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
The total compensation cost	¥5,376	¥4,135	$28

(b)    The weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is as follows:

	As of April 30,
	2021	2022
The weighted-average period (in years)	2.48	1.50

14.	Other Income

Other income consists of the following for the years ended April 30, 2021 and 2022:

	Year ended April, 30
	2021	2022
	JPY	JPY	US$
	(in thousands)
Dividend income	¥79	¥—	$—
Interest income	32	28	0
Subsidy income	1,948	8,898	60
Other, net	6,636	4,099	28

Total	¥8,695	¥13,025	$88

15.	Income Taxes

The Company has incurred net pre-tax losses in Japan for all periods presented. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis using tax rates expected to be in effect during the years in which the basis differences reverse.

The benefit from income taxes differs from the amount expected by applying the statutory tax rate in Japan to the loss before taxes as follows:

	Year ended April 30,
	2021	2022
Statutory tax rate (benefit)	(34.6%)	(34.6%)
Change in valuation allowance	34.4%	36.8%
Permanent items	0.0%	(2.3%)
Other	0.2%	0.1%

Effective income tax rate	0.0%	0.0%

The tax effects of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	¥628,329	¥1,020,469	$6,866
Asset retirement obligation	5,830	7,948	53
Operating lease liability	266,095	371,091	2,497
Accrued expenses	7,289	19,341	130
Other	1,496	69	0

	As of April 30,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Gross deferred tax assets	909,039	1,418,918	9,546
Less: valuation allowance	(639,291)	(1,047,918)	(7,050)

Total deferred tax assets	269,748	371,000	2,496
Deferred tax liabilities:
Operating lease right-of-use assets, net	(266,095)	(363,253)	(2,444)
Property and equipment	(4,072)	(8,578)	(58)
Accounts receivable-other	(412)	—	—

Gross deferred tax liabilities	(270,579)	(371,831)	(2,502)

Net deferred tax assets (liabilities)	¥(831)	¥(831)	$(6)

Due to the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance as of April 30, 2021 and 2022. The net change in the valuation allowance for the years ended April 30, 2021 and 2022 has increased by ¥258,403 thousand and ¥408,627 thousand ($2,750 thousand), respectively.

As of April 30, 2022, the Company had operating loss carryforwards of ¥2,950,186 thousand ($19,849 thousand), which are available as an offset against future taxable income. These carryforwards are scheduled to expire as follows:

	JPY	US$
	(in thousands)
Years ending April 30:
Between 2027 and 2030	¥1,033,913	$6,956
2031 and thereafter	1,916,273	12,893

Total	¥2,950,186	$19,849

The Company has determined a greater than 50% likelihood that a tax benefit will be sustained; therefore, no uncertain tax benefit has been recognized. It is not expected that there will be a significant change in uncertain tax positions in the next 12 months. Penalties and interest incurred related to income tax matters are classified as income tax expense in the Statements of Operations in the period incurred, respectively, if applicable. The Company did not have any penalties or interest associated with any uncertain tax benefits that have been accrued or recognized as of and for the years ended April 30, 2021 and 2022.

Income tax returns are filed in Japan. In the ordinary course of business, the Company is subject to examination by tax authorities. The years ended April 30, 2018, through 2022 remain open to examination by tax jurisdictions in Japan. As of the date of the financial statements, there are no tax examinations in progress.

16.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended April 30
	2021	2022
	JPY	JPY	US$
	(in thousands, except share and per share data)
Common Stock
Numerator:
Net loss	¥(759,484)	¥(1,109,468)	$(7,465)
Net loss attributable to stockholders	(759,484)	(1,109,468)	(7,465)
Denominator:
Weighted average shares outstanding used to compute net loss per share, basic and diluted*	6,000,000	6,000,000	6,000,000
Basic and diluted	¥(126.58)	¥(184.91)	$(1.24)

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share for the years ended April 30, 2021 and 2022 due to their anti-dilutive effect.

	Year ended April 30,
	2021	2022
Options	1,342,200	1,243,200
Series B convertible preferred stock	2,212,800	2,212,800
Series BB convertible preferred stock	242,400	242,400
Series A convertible preferred stock	2,760,000	2,760,000
Series AA convertible preferred stock	666,600	666,600

17.	Related-Party Transactions

•	Transactions with xDiversity

The Company entered into an agreement for the operation and administration management of xDiversity. xDiversity has no capital relationship with the Company, but the Company’s two directors are board members of xDiversity.

The Company recognized other income ¥2,727 thousand and ¥2,727 thousand ($18 thousand) for the years ended April 30, 2021 and 2022 related to outsourcing fees. The accounts receivable balance related to the outsourcing fee was ¥250 thousand and ¥250 thousand ($2 thousand) as of April 30, 2021 and 2022, respectively. The accounts receivable balance related to a sales agreement for the commissioned research was ¥7,500 thousand and zero as of April 30, 2021 and 2022, respectively.

•	Transactions with Trusts for the Benefit of Employees

In respect of Series 6 stock options, the Company applies the scheme called “The Trusted Fair Value Stock Option” and three directors contributed funds as trustors to establish the trust. The trustee (Nozomi Kaikeisya, the tax accountant) purchased the Company’s stock options and holds them until they are allocated to the final beneficiaries (employees, etc.). Since the payment is made before the rights are vested, the amount paid by the trust of ¥2,854 thousand and ¥2,854 thousand ($19 thousand) is recorded as other current liabilities, as of April 30, 2021 and 2022, respectively.

•	Transactions with CEO

Yoichi Ochiai, the CEO of the Company, has guaranteed the Company’s lease liability during the contract period. The lease balance was ¥47,738 thousand ($321 thousand) as of April 30, 2022.

18.	Subsequent Events

The subsequent events were evaluated through May 3, 2023, the date the financial statements were issued.

Issuance of a Series C Convertible Preferred Stock

During June 2022 and September 2022, the Company entered into multiple Preferred Stock Investment Agreements with various investors for the sale of 847,800 shares and 306,000 shares of Series C convertible preferred stock, respectively, at an issuance price of ¥2 thousand ($0 thousand) per share which were allotted to different investors and received cash proceeds of ¥2,171,103 thousand ($14,607 thousand).

Issuance of Stock Options to Consulting Firm

On August 31, 2022, the Company issued to a consulting firm, as compensation in part for services rendered, 146 options at an exercise price of ¥1 ($0). The term of the options is 10 years and may be exercised at any time prior to the expiration of the option term. Each option can be exercised for 600 shares of common stock.

Capital Changes

On March 22, 2023, the Company’s issued and outstanding shares of convertible preferred stock were all converted into common stock on a one-to-one basis. As a result of the conversion, the Company had a total of ¥1,189,380 thousand common stock.

On March 27, 2023, upon the resolution of the stockholders, a capital reduction was approved in accordance with the Companies Act to simplify the capital structure and be more efficient, with an effective date of April 30, 2023. The Company reduced its registered capital amount for common stock from ¥1,189,380 thousand to ¥100,000 thousand. The capital reduction was treated appropriately pursuant to the Companies Act “Increase/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus”.

On March 31, 2023, upon resolution of the stockholders, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares.

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. After the stock split, the total number of authorized common stock increased to 52,142,400 shares.

Pixie Dust Technologies, Inc.

Condensed Balance Sheets (Unaudited)

	April 30, 2022	October 31, 2022 (Unaudited)
	JPY	JPY	US$ (Note 2)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	¥1,795,963	¥3,274,956	$22,034
Accounts receivable-trade	82,784	122,615	825
Accounts receivable-other	3,539	—	—
Due from related party	250	250	2
Inventories	23,305	53,816	362
Deferred offering costs	75,024	110,913	746
Prepaid compensation asset	—	32,768	220
Prepaid expenses and other current assets	121,948	138,737	934

Total current assets	2,102,813	3,734,055	25,123
Property and equipment, net	518,824	538,730	3,625
Operating lease right-of-use assets, net	1,049,583	1,018,674	6,854
Intangible assets, net and other assets	118,462	118,760	799

Total assets	¥3,789,682	¥5,410,219	$36,401

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	¥100,240	¥141,944	$955
Accrued expenses and other current liabilities	136,183	151,403	1,019
Current portion of operating lease liabilities	69,127	69,128	465
Current portion of long-term borrowings	5,555	12,221	82

Total current liabilities	311,105	374,696	2,521
Long-term borrowings, net of current portion	784,445	1,027,779	6,915
Operating lease liabilities, net of current portion	1,004,246	972,277	6,542
Other liabilities	60,609	56,549	380

Total liabilities	2,160,405	2,431,301	16,358

Commitments and contingencies
Stockholders’ equity:
Series C convertible preferred stock, no par value; no shares authorized; no shares issued and outstanding at April 30, 2022 and 1,153,800 shares authorized; 1,153,800 shares issued and outstanding; aggregate liquidation preference of ¥4,357,518 ($29,318) at October 31, 2022*	—	1,089,380	7,329
Series B convertible preferred stock, no par value; 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of ¥7,791,269 ($52,421) at April 30, 2022 and October 31, 2022*	—	—	—
Series BB convertible preferred stock, no par value; 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of ¥199,963 ($1,345) at April 30, 2022 and October 31, 2022*	—	—	—
Series A convertible preferred stock, no par value; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of ¥862,500 ($5,803) at April 30, 2022 and October 31, 2022*	—	—	—
Series AA convertible preferred stock, no par value; 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of ¥37,303 ($251) at April 30, 2022 and October 31, 2022*	—	—	—
Common stock, no par value; 46,260,600 shares authorized; 6,000,000 shares issued and outstanding at April 30, 2022, and 45,106,800 shares authorized; 6,000,000 shares issued and outstanding at October 31, 2022*	100,000	100,000	673
Additional paid-in capital	3,946,038	5,091,299	34,255
Accumulated deficit	(2,416,761)	(3,301,761)	(22,214)

Total stockholders’ equity	1,629,277	2,978,918	20,043

Total liabilities and stockholders’ equity	¥3,789,682	¥5,410,219	$36,401

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated for stock split and reduction of authorized shares (Notes 2, 6 and 12).

The accompanying notes are an integral part of these unaudited condensed financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Operations (Unaudited)

	Six Months Ended October 31,
	2021	2022
	JPY	JPY	US$ (Note 2)
	(in thousands, except share and per share data)
Revenue:
Services	¥179,213	¥121,866	$820
Products	—	36,773	247

Total revenue	179,213	158,639	1,067
Costs and Expenses:
Cost of services	71,258	23,121	155
Cost of products	—	24,053	162
Research and development	364,465	339,283	2,283
Selling, general and administrative expenses	360,962	643,892	4,332
Other operating expense, net	311	—	—

Total costs and expenses	796,996	1,030,349	6,932

Loss from operations	(617,783)	(871,710)	(5,865)
Interest expense	(11,662)	(13,423)	(90)
Other income	4,488	133	1

Loss before income taxes	(624,957)	(885,000)	(5,954)
Income tax expense	—	—	—

Net loss	¥(624,957)	¥(885,000)	$(5,954)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	6,000,000	6,000,000	6,000,000

Net loss per share attributable to common stockholders, basic and diluted*	¥(104.16)	¥(147.50)	$(0.99)

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The accompanying notes are an integral part of these unaudited condensed financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Stockholders’ Equity (Unaudited)

	Stock Class												Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Series C convertible preferred stock		Series B convertible preferred stock		Series BB convertible preferred stock		Series A convertible preferred stock		Series AA convertible preferred stock		Common stock
	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount	Shares*	Amount
		JPY		JPY		JPY		JPY		JPY		JPY	JPY	JPY	JPY
													(in thousands, except share data)
Balance, April 30, 2022	—	¥—	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(2,416,761)	¥1,629,277
Issuance of convertible preferred stock, net	1,153,800	1,089,380	—	—	—	—	—	—	—	—	—	—	1,079,724	—	2,169,104
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	65,537	—	65,537
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(885,000)	(885,000)

Balance, October 31, 2022	1,153,800	¥1,089,380	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥5,091,299	¥(3,301,761)	¥2,978,918

Balance at October 31, 2022- Convenience translation into US dollars (Note 2) -Thousand USD	1,153,800	$7,329	2,212,800	$—	242,400	$—	2,760,000	$—	666,600	$—	6,000,000	$673	$34,255	$(22,214)	$20,043

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The accompanying notes are an integral part of these unaudited condensed financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Cash Flows (Unaudited)

	Six months Ended October 31,
	2021	2022
	JPY	JPY	US$ (Note 2)
	(in thousands)
Cash flows from operating activities:
Net loss	¥(624,957)	¥(885,000)	$(5,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33,104	38,896	262
Stock-based compensation	—	32,768	220
Loss on disposal	311	—	—
Asset retirement obligation accretion	274	332	2
Changes in operating assets and liabilities:
Accounts receivable-trade	(55,256)	(39,831)	(268)
Accounts receivable-other	(716)	3,539	24
Inventories	(14,469)	(30,511)	(205)
Prepaid expenses and other current assets	(5,192)	(16,789)	(113)
Operating lease right-of-use assets, net	(314,461)	30,909	208
Other assets	(16,705)	(1,678)	(12)
Accounts payable	(27,630)	28,166	190
Accrued expenses and other current liabilities	29,247	9,501	64
Operating lease liabilities	314,644	(31,968)	(215)

Net cash used in operating activities	(681,806)	(861,666)	(5,797)

Cash flows from investing activities:
Purchases of property and equipment	(59,071)	(47,351)	(319)
Purchases of intangible assets	(3,555)	(1,970)	(13)

Net cash used in investing activities	(62,626)	(49,321)	(332)

Cash flows from financing activities:
Proceeds from borrowings	250,000	250,000	1,682
Repayments of finance lease liabilities	(322)	(6,972)	(47)
Payments of offering costs	(18,193)	(24,151)	(162)
Proceeds from issuance of convertible preferred stock	—	2,171,103	14,607

Net cash provided by financing activities	231,485	2,389,980	16,080

Net (decrease) increase in cash and cash equivalents	(512,947)	1,478,993	9,951

Cash and cash equivalents at beginning of year	3,066,101	1,795,963	12,083

Cash and cash equivalents at end of year	¥2,553,154	¥3,274,956	$22,034

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥11,662	¥13,423	$90
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	¥344,603	¥2,716	$18
Property and equipment acquired under finance leases	—	3,996	27
Purchases of property and equipment included in accounts payable	322	8,332	56
Offering costs included in accounts payable and, accrued expenses and other current liabilities	1,840	23,417	158

The accompanying notes are an integral part of these unaudited condensed financial statements.

Pixie Dust Technologies, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Description of Business

Pixie Dust Technologies, Inc. (the “Company”) was incorporated in Japan in May 2017. Since its inception, the Company has conducted research, technology development, and business development based on research (basic technology) acquired through industry-academic collaboration and builds mechanisms for continuous social implementation in response to the issues and needs that exist in society.

The core technology of the company is “wave control technology”. While wave control technology has the potential for a variety of applications, the Company currently focuses development efforts in two principal fields: Healthcare & Diversity and Workspace & Digital Transformation. The Company continuously performs research and development activities with its partners and then manufactures and/or sells the products resulting from that research and development in cooperation with its partners.

Currently, the Company is working in the Diversity and Healthcare fields by developing scalp care products, devices for the deaf or hard-of-hearing persons, and devices for the elderly utilizing wave control technology. For the six months ended October 31, 2022, initial pre-sales of “SonoRepro” were conducted through a third-party Japanese product launch platform. SonoRepro is a scalp care device using non-contact vibrotactile stimulation with ultrasound. The Company launched this product in November 2022.

In the Workspace & Digital Transformation (DX) field, the Company has been working on providing a digital spatial transformation (DX) platform service for enterprises and developing acoustic metamaterials. In July 2022, the Company launched a product “iwasemi HX-α” which is a sound absorption design technology to acoustic metamaterial technology. The Company generated revenues through sales to other corporations and through third-party online retailers.

For the six months ended October 31, 2021 and 2022, all of the Company’s customers are located in Japan. The Company’s fiscal year-end is April 30. The Company is headquartered in Japan. For the six months ended October 31, 2021 and 2022, there are no subsidiaries to be consolidated for the Company and the Company has one operating segment.

2.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 – Summary of Significant Accounting Policies, to the financial statements for the year ended April 30, 2022 included elsewhere in this prospectus. There have been no material changes to the significant accounting policies during the six months ended October 31, 2022

•	Basis of Presentation

The accompanying unaudited condensed financial statements for the six-month periods ended October 31, 2021 and 2022 have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) .

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending April 30, 2023 or for any other future annual or interim period. Translations of the condensed balance sheets, the condensed statements of operations, the condensed statements of stockholders’ equity and the condensed statements of cash flows from JPY into US$ as of and for the year ended October 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=JPY148.63, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on October 31, 2022. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at that rate on October 31, 2022, or at any other rate.

The condensed balance sheet as of April 30, 2022 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited interim condensed financial statements should be read in conjunction with the financial statements and related notes for the year ended April 30, 2022 included elsewhere in this prospectus.

The Company has evaluated subsequent events through the date that the condensed financial statements were issued.

•	Liquidity and Going Concern

The Company has incurred recurring operating losses and negative cash flow from operating activities since inception. As of October 31, 2022, the Company had an accumulated deficit of ¥3,301,761 thousand ($22,214 thousand) and cash and cash equivalents of ¥3,274,956 thousand ($22,034 thousand). The Company does not expect its cash and cash equivalents will be sufficient to fund its operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the date the financial statements are available to be issued.

The Company expects to incur additional losses and higher operating expenses for the foreseeable future, specifically as the Company continues to invest in ongoing R&D to develop new products. The Company also expects higher operating expenses to support its growth strategies. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern and meet its debt obligations. The continuation as a going concern is dependent upon the Company’s ability to meets its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, including a public offering, or through other equity or debt financings. In addition, management has the ability to manage liquidity through the timing and extent of research and development spend, as well as other discretionary operating expenses. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. There are currently no written agreements in place for such funding or issuance of securities and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the date the financial statements are available to be issued.

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

•	Use of Estimates

The preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the condensed financial statements include, but are not limited to, impairment of long-lived assets, asset retirement obligations, revenue recognition, stock-based compensation, and valuation of deferred tax assets. Actual results could materially differ from the Company’s estimates, and there may be changes to the estimates in future periods. Management bases these estimates on assumptions that it believes are reasonable under the circumstances. Actual results could differ from those estimates.

•	Stock Split and Authorized Shares

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. Prior to the stock split being effected, upon resolution of the stockholders on March 31, 2023, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares. After the stock split, the total number of authorized common stock was increased to 52,142,400 shares. As both of these events had a significant effect on the number of shares, all authorized, issued and outstanding common stock, convertible preferred stock, options to purchase common stock and per share amounts contained in the financial statements and notes thereto have been retroactively adjusted to give effect to stock split and reduction of the number of authorized shares for all periods presented.

•	Risks and Uncertainties

The Company is subject to number of risks similar to other companies in the development stage, including, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base, implement and successfully execute its business and marketing strategy, develop follow-on products, provide superior customer service, and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

•	Recently Adopted Accounting Pronouncements

In November 2021, the financial accounting standards board (“FASB”) issued an Accounting Standards Update (“ASU”) 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”. The ASU requires additional disclosures for transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including: (i) information about the nature of the transactions and related accounting policy used to account for the transactions; (ii) the line items on the balance sheet and income statement affected by these transactions including amounts applicable to each line; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. The new guidance is effective for the Company for annual periods beginning after December 15, 2021. The Company has adopted this standard effective May 1, 2022. The adoption of this standard did not have a material effect on the Company’s condensed financial statements.

•	Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which required entities to make a one-time determination of whether an entity is eligible to be a smaller reporting company as of November 15, 2019 for the purpose of determining the effective date of ASU 2016-13. As an emerging growth company, the Company will adopt this standard effective May 1, 2023 and the adoption of this ASU is currently not expected to have a material effect on the financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020- 06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As an emerging growth company, the Company will adopt this standard effective May 1, 2024. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

3.	Inventories

Inventories are comprised as follows as of April 30, 2022 and October 31, 2022: Finished goods include iwasemi products, the dedicated location measurement devices required to provide hackke services and SonoRepro devices. Work in process includes the costs for commissioned research. Raw materials include items related to hackke and SonoRepro. There is no reserve as of October 31, 2022.

	As of
	April 30, 2022	October 31, 2022
	JPY	JPY	US$
	(in thousands)
Finished goods	¥12,153	¥19,487	$131
Work-in-process	5,432	6,092	41
Raw materials	5,720	28,237	190

Total	¥23,305	¥53,816	$362

4.	Leases

Finance Leases

The Company’s finance right-of-use assets and lease liabilities are as follows:

	As of
	April 30, 2022	October 31, 2022
	JPY	JPY	US$
	(in thousands)
Finance lease right-of-use assets, net(1)	¥45,303	¥42,763	$288
Current portion of finance lease liabilities (2)	13,221	14,636	98
Finance lease liabilities, net of current portion(3)	36,799	32,408	218

(1)	Included in “Property and equipment, net” in the Condensed Balance Sheet.
(2)	Included in “Accrued expenses and other current liabilities” in Condensed Balance Sheet.
(3)	Included in “Other liabilities” in the Condensed Balance Sheet.

The components of lease costs are as follows:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Finance lease cost
Amortization of right-of-use assets	¥291	¥6,537	$44
Interest on lease liabilities	61	663	4

Total	¥352	¥7,200	$48

Supplemental information related to finance leases is as follows:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Cash flow information
Cash paid for amounts included in the measurement of lease liabilities	¥322	¥6,972	$47
Finance lease right-of-use assets obtained in exchange for lease liabilities	—	3,996	27
Weighted average remaining lease term (in years)	4.1	2.9
Weighted average discount rate	3.00%	2.59%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to October 31, 2022 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2023 (remainder)	¥7,879	$53
2024	15,757	106
2025	15,091	102
2026	10,001	67
2027	456	3
Thereafter	190	1

Total	49,374	332
Less: Interest component	(2,330)	(16)

Present value of minimum lease payments	¥47,044	316

Operating Leases

The components of the operating lease expenses reflected in the statement of operations for the six months ended October 31, 2021 and 2022 were as follows:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Fixed lease cost	¥42,122	¥46,193	$311
Variable lease cost	1,550	2,231	15
Short-term cost	120	32	0

Total	¥43,792	¥48,456	$326

Supplemental information related to operating leases is as follows:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥42,122	¥46,193	$311
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	344,603	2,716	18
Weighted average remaining lease term (in years)	14.5	13.6
Weighted average discount rate-operating lease	2.24%	2.25%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to October 31, 2022 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2023 (remainder)	¥46,254	$311
2024	90,771	611
2025	89,215	600
2026	87,777	591
2027	87,441	588
Thereafter	808,826	5,442

Total	1,210,284	8,143
Less: Interest component	(168,879)	(1,136)

Present value of minimum lease payments	¥1,041,405	$7,007

5.	Borrowings

Long-term borrowings consisted of the following as of April 30, 2022 and October 31, 2022:

	As of
	April 30, 2022	October 31, 2022
	JPY	JPY	US$
	(in thousands)
Long term borrowings from Banks, unsecured, maturing serially through 2022-2026, (weighted average: April 2022 — 2.93%, October 2022 — 2.95%)	¥790,000	¥1,040,000	$6,997
Less: current portion	(5,555)	(12,221)	(82)

Long-term borrowings, net of current portion	¥784,445	¥1,027,779	$6,915

The long-term borrowings accrue interest using fixed interest rates of 1.70% - 3.00% per annum as of April 30, 2022 and October 31, 2022. However, one borrowing is exempt from interest payments until November 29, 2023 due to the Tokyo Metropolitan Government’s interest subsidy policy for COVID-19.

There is an unsecured borrowing which allows the Company to borrow up to ¥1,000,000 thousand ($6,728 thousand). This borrowing is to be disbursed in four installments of ¥250,000 thousand ($1,682 thousand) each, provided, that the Company meets certain financial performance targets prior to each of the second, third and fourth installment. The Company executed its last borrowing of ¥250,000 thousand in July 2022 and completed the entire borrowing ¥1,000,000 thousand ($6,728 thousand).

All debt issuance costs related to these borrowings are immaterial.

Annual maturities for the years subsequent to October 31, 2022 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2023 (remainder)	¥5,555	$37
2024(1)	1,013,332	6,818
2025	13,332	90
2026	7,781	52

Total	¥1,040,000	$6,997

(1)

Of the amounts due in 2024, ¥1,000,000 thousand ($6,728 thousand) is due on February 29, 2024 and the remaining ¥13,332 thousand ($90 thousand) is comprised of twelve monthly payments of ¥1,111 thousand ($7 thousand) each month.

6.	Stockholders’ Equity

There were no changes to the Company’s Series A, AA, B, and BB convertible preferred stock or common stock during the six months ended October 31, 2022. A total of 1,153,800 shares of Series C convertible preferred stock were issued for ¥2,178,760 thousand in total during the interim financial statement period as given below in the table with the same rights as previous issuances. See Note 12 to our audited financial statements as of and for the years ended April 30, 2022 included elsewhere in this prospectus for a discussion of the Company’s convertible preferred stock rights. The Company recorded ¥1,089,380 thousand ($7,329 thousand) and ¥1,089,380 thousand ($7,329 thousand) in Series C convertible preferred stock and additional paid-in capital, respectively, and issuance costs of ¥9,656 thousand ($65 thousand) as a reduction of the additional paid-in capital:

	Issue Date	Issuance Price (amount paid in) (per share)	Holder’s Conversion Right	Conversion Ratio	Settlement methods
Series C	June 17, 2022
	September 8, 2022	¥2 thousand
	September 14, 2022	($0 thousand)	Any time	1	Shares
September 26, 2022

Stock split

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. Prior to the stock split being effected, upon the resolution of the stockholders on March 31, 2023, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares. After the stock split, the total number of authorized common stock was 52,142,400 shares. As both of these events had a significant effect on the number of shares, all authorized, issued and outstanding common stock, convertible preferred stock, options to purchase common stock, and per share amounts contained in the financial statements have been retroactively adjusted to give effect to stock split and reduction of the number of authorized shares for all periods presented.

7.	Revenue Recognition

During the six months ended October 31, 2022, the Company generated revenue from new product sales in addition to service revenue.

•	Product Sales

Product sales are primarily comprised of SonoRepro and iwasemi. Products are either sold directly to consumers through third-party ecommerce platforms and the Company’s web store, or directly to businesses. Payment is generally collected one month following the invoice date. The Company’s product sale contracts only offer standard assurance-type warranties which are not accounted for as a separate performance obligation.

For products sold to consumers through third party ecommerce platforms, the Company determined that it is the principal in the arrangement because it controls the product before it is transferred to the end customer. Certain contracts require advance payments from the customer. All advance payments received are nonrefundable and recorded as a contract liability until revenue can be recognized. The time between receipt of payment and performance of the obligation is less than a year. Therefore, there is no significant financing component. The Company’s standard terms and conditions of sale do not allow for product returns other than under warranty or discounts and sales incentives that are contingent on future events. However, the Company grants limited rights of return through a certain third-party ecommerce platform. Sales returns are estimated and recorded based on historical sales and returns information. To date, the Company has not had any returns and does not have a history of returns. Therefore, no refund liability was recorded as of October 31, 2022. However, the Company will continue to monitor its returns and record a refund liability for the consideration it does not expect to receive along with a right to recover asset. The Company also provides sales commissions to a third-party ecommerce platform, which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred. Revenue from e-commerce sales is recognized either at the time of shipment or at the time of delivery of the product to the customer, depending on the customer’s order designation. The Company elected the practical expedient to account for shipping and handling activities that occur after the customer has obtained control of goods as a fulfillment activity.

For products sold directly to businesses, certain contracts require the delivery of products and other services. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on its estimated standalone selling price. All contracts with businesses have fixed consideration. Revenue is recognized when control of the promised goods is transferred to the customer in an amount that reflects the expected consideration in exchange for such goods. The Company recognizes revenue from product sales to businesses principally at the point of delivery of the product to the business.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Commissioned research	¥98,027	¥86,980	$585
Product sales	—	36,773	247
Solution services	57,491	14,186	95
Membership services	9,125	4,097	28
Guest speaker services	14,570	16,603	112

Total revenue	¥179,213	¥158,639	$1,067

Contract Balance

The Company did not have contract assets as of April 30, 2022 and October 31, 2022. Contract liabilities are included in accrued expenses and other current liabilities on the Condensed Balance Sheet are expected to be recognized as revenue within one year.

The following table summarizes the change in contract liabilities for the six months ended October 31, 2021 and 2022.

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands)
Beginning balance	¥10,038	¥12,572	$85
Revenue earned	(10,579)	(7,673)	(52)
Deferral of revenue	7,347	22,982	155

Ending balance	¥6,806	¥27,881	$188

8.	Stock-Based Compensation

On August 31, 2022, the Board of Directors and stockholders approved the issuance of the 8th Series stock options, the Company granted 146 options at an exercise price of ¥1 to a consulting firm. Each option can be exercised for 600 shares of common stock.

The exercise term of 8th Series stock options is 10 years commencing from August 31, 2022. The options are fully vested, nonforfeitable at the grant date and have no performance conditions that impact vesting, however, there are specific implied performance obligations within the consulting agreement throughout the expected project term which supports the recognition of an asset and not expense on the day of grant. The Company is essentially paying them for their time. Therefore, the Company recognizes a prepaid compensation asset on the grant date for the fully vested and nonforfeitable stock options and recognize the costs straight line over the expected service (project) period to mirror the services being received. The stock option’s fair value as of the grant date is ¥448,882.86 ($3,020.14) per option.

Total stock-based compensation expense for 8th Series stock options included in selling, general and administrative expenses in the Condensed Statements of Operations was ¥32,768 thousand ($220 thousand) for the six months ended October 31, 2022. As of October 31, 2022, there was ¥32,768 thousand ($220 thousand) of unrecognized expense included in prepaid compensation asset related to 8th Series stock options in the Condensed Balance Sheets.

The fair value of the 8th Series is estimated using a Black -Scholes option -pricing model (“BSM”). BSM requires the input of significant assumptions such as the expected stock price volatility, risk free interest rate and expected dividend.

Expected Term — The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected Volatility — The expected stock price volatility assumption was determined by examining the historical volatilities of comparable publicly traded companies within the Company’s industry.

Risk-Free Interest Rate — The risk-free rate assumption was based on the U.S. treasury rate that was consistent with the expected term of the Company’s stock options.

Expected Dividend — The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company does not currently pay dividends on the common stock; therefore, a dividend yield of 0% was used in the BSM model.

Fair Value of Common Stock — The fair value of the common stock underlying the stock options has historically been the responsibility of and determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has used independent third-party valuations of the Company’s common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.

The following assumptions were used in the BSM calculation for the Series 8 stock options:

Six Months ended October 31, 2022
Expected term	5 years
Expected volatility	39.54%
Risk-free interest rate	3.25%
Expected dividend yield	—

9.	Income Taxes

The Company calculates the tax expense (benefit) for interim financial statement periods using an estimated annual effective tax rate. The Company recorded no income tax expense for the six months ended October 31, 2021 and 2022 because the estimated annual effective tax rate was zero. As of October 31, 2022, the Company continues to maintain a valuation allowance against its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recognized no uncertain tax benefit.

10.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Six Months ended October 31,
	2021	2022
	JPY	JPY	US$
	(in thousands, except share and per share data)
Common Stock
Numerator:
Net loss	¥(624,957)	¥(885,000)	$(5,954)
Net loss attributable to stockholders	(624,957)	(885,000)	(5,954)
Denominator:
Weighted average shares outstanding used to compute net loss per share, basic and diluted*	6,000,000	6,000,000	6,000,000
Basic and diluted	¥(104.16)	¥(147.50)	$(0.99)

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share for the six months ended October 31, 2021 and 2022 due to their anti-dilutive effect.

	Six Months ended October 31,
	2021	2022
Options	1,333,200	1,282,800
Series C convertible preferred stock	—	1,153,800
Series B convertible preferred stock	2,212,800	2,212,800
Series BB convertible preferred stock	242,400	242,400
Series A convertible preferred stock	2,760,000	2,760,000
Series AA convertible preferred stock	666,600	666,600

11.	Related-Party Transactions

•	Transactions with xDiversity

The Company entered into an agreement for the operation and administration management of xDiversity. xDiversity has no capital relationship with the Company, but the Company’s two directors are board members of xDiversity.

The Company recognized other income ¥1,364 thousand and ¥1,364 thousand ($9 thousand) for the six months ended October 31, 2021 and 2022 related to outsourcing fees. The accounts receivable balance related to the outsourcing fee was ¥250 thousand and ¥250 thousand ($2 thousand) as of April 30, 2022 and October 31, 2022, respectively.

•	Transactions with Trusts for the Benefit of Employees

In respect of Series 6 stock options, the Company applies the scheme called “The Trusted Fair Value Stock Option” and three directors contributed funds as trustors to establish the trust. The trustee (Nozomi Kaikeisya, the tax accountant) purchased the Company’s stock options and holds them until they are allocated to the final beneficiaries (employees, etc.). Since the payment is made before the rights are vested, the amount paid by the trust of ¥2,854 thousand and ¥2,854 thousand ($19 thousand) is recorded as other current liabilities, as of April 30, 2022 and October 31, 2022, respectively.

•	Transactions with CEO

Yoichi Ochiai, the CEO of the Company, has guaranteed the Company’s lease liability during the contract period. The lease balance was ¥47,738 thousand and ¥41,487 thousand ($279 thousand) as of April 30, 2022 and October 31, 2022.

12.	Subsequent Events

The subsequent events were evaluated through May 3, 2023, the date the condensed financial statements were issued.

Capital Changes

On March 22, 2023, the Company’s issued and outstanding shares of convertible preferred stock were all converted into common stock on a one-to-one basis. As a result of the conversion, the Company had a total of ¥1,189,380 thousand common stock.

On March 27, 2023, upon the resolution of the stockholders, a capital reduction was approved in accordance with the Companies Act to simplify the capital structure and be more efficient, with an effective date of April 30, 2023. The Company reduced its registered capital amount for common stock from ¥1,189,380 thousand to ¥100,000 thousand. The capital reduction was treated appropriately pursuant to the Companies Act “Increase/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus”.

On March 31, 2023, upon resolution of the stockholders, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares.

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which is effected on April 28, 2023. After the stock split, the total number of authorized common stock increased to 52,142,400 shares.

• American Depositary Shares

Representing • Common Shares

PIXIE DUST TECHNOLOGIES, INC.

Common Shares

in the form of American Depositary Shares

PROSPECTUS

Boustead Securities, LLC

            ●, 2023

Until and including ●, 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Article 330 of the Companies Act of Japan (the “Companies Act”) makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

1.

Any director or corporate auditor of a company may demand advance payment of expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor;

2.

If a director or a corporate auditor of a company has defrayed any expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor, the director or corporate auditor may demand reimbursement therefor and interest thereon after the date of payment from such company;

3.

If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of such company, the director or corporate auditor may require such company to perform it in the director or corporate auditor’s place or, if it is not due, to furnish adequate security; and

4.

If a director or a corporate auditor, without any fault on the director or corporate auditor’s part, sustains damage through the management of the affairs of such company, the director or corporate auditor may demand compensation therefor from such company.

In accordance with our Articles of Incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with non-executive directors and corporate auditors, respectively, to limit his or her liability to our Company for loss or damage arising from the conduct specified under Article 423 of the Companies Act; provided that, the amount of such limited liability is either: (i) an amount set out in the agreement which shall be not less than one million (1,000,000) yen, or (ii) the amount stipulated in applicable laws and regulations, whichever is higher.

In addition, our Articles of Incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations including Article 426, Paragraph 1 of the Companies Act.

We maintain, at our expense, a directors’ and officers’ liability insurance policy for each of our directors and corporate auditors. The policy insures each of our directors and corporate auditors against certain liabilities that they may incur in their capacity as a director or corporate auditor.

We have entered into a customary liability limitation agreement with each of our outside directors (Yusuke Murata, Ryo Oshima and Masayo Takahashi) and outside corporate auditors (Kazuyoshi Takeya, Akiko Ito and Seiichi Koike) which limits the maximum amount of their liability to an amount stipulated in laws and regulations.

Item 7. Recent Sales of Unregistered Securities.

During the three-year period preceding the date of filing this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. All share amounts below are presented as of the date of the relevant transaction, without accounting for the Share Split. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

•

In April 2020, we granted the Sixth Series stock options to purchase a total of 469,200 common shares (after giving effect to the Share Split) to certain employees, directors, and advisors, at an exercise price of ¥181,000.

•

In April 2020, we granted the Seventh Series stock options to purchase a total of 219,600 common shares (after giving effect to the Share Split) to certain employees, directors, and advisors, at an exercise price of ¥181,000.

•	In August 2022, we granted the Eighth Series stock options to purchase a total of 87,600 common shares (after giving effect to the Share Split) to an advisor, at an exercise price of ¥1.

•

In June and September 2022, we issued and sold 1,923 Series C convertible preferred shares to various institutional investors and other persons inside and outside of Japan, at a purchase price of JPY 1,133,000 per share.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Form of Articles of Incorporation of the Registrant (English translation) to be in effect prior to the consummation of this offering.

4.1*	Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts.

4.2*	Specimen American Depositary Receipt of the Registrant (included as Exhibit A in Exhibit 4.1).

4.3*	Form of Underwriter’s Stock Acquisition Rights (included as Exhibit A in Exhibit 1.1).

5.1*	Opinion of Greenberg Traurig Tokyo Law Offices, Japanese counsel for the Registrant.

10.1**	Loan Agreement, dated as of March 22, 2019, by and between The Shoko Chukin Bank and the Registrant (English translation).

10.2**	Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation).

10.3**	Addendum to the Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation).

10.4**	Lease Agreement, dated as of June 28, 2021, by and between Sumitomo Realty & Development Co., Ltd. and the Registrant (English translation).

10.5#**	Form of Limitation of Liability Agreement by and between the Registrant and its outside director or outside corporate auditor (English translation).

10.6#**	Form of Stock Acquisition Rights Allotment Agreement by and between the Registrant and its director or officer (English translation).

23.1*	Consent of Baker Tilly US, LLP, independent registered public accounting firm.

23.2*	Consent of Greenberg Traurig Tokyo Law Offices (included in Exhibit 5.1).

Exhibit Number	Description

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

99.1**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F.

107*	Filing Fee Table.

*	To be provided by amendment.
**	Previously submitted.
#	Indicates management contract or compensatory plan or arrangement.

(b)	Financial Statements Schedules

See our Financial Statements starting on page F-1. All other schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned registrant (the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and
(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes:

(1)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tokyo, Japan on ●, 2023.

PIXIE DUST TECHNOLOGIES, INC.
By:
Name: Yoichi Ochiai
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned officers, directors and corporate auditors of the Registrant, a Japanese corporation, which is filing this registration statement on Form F-1 with the U.S. Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, and the Registrant’s Authorized Representative in the United States, hereby constitutes and appoints Messrs. Yoichi Ochiai and Yoshiyuki Sekine, and each of them, as such individual’s true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and re-substitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Yoichi Ochiai	Chief Executive Officer and Director (Principal Executive Officer)	●

Yoshiyuki Sekine	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	●

Yusuke Murata	Director	●

Ryo Oshima	Director	●

Taiichiro Murakami	Director	●

Takayuki Hoshi	Director	●

Masayo Takahashi	Director	●

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Pixie Dust Technologies, Inc. has signed this registration statement on ●, 2023.

●
By:
Name: ●
Title: ●